FORTIS INC.

MANAGEMENT INFORMATION CIRCULAR

2026 Notice of Annual Meeting

Quick Facts
TSX/NYSE: FTS
9 regulated utilities	$5.6 billion
in Canada, U.S., and Caribbean	capital expenditures in 2025
9,900	100%
dedicated employees	regulated utility assets
3.5 million	52 years
electricity and gas customers	of consecutive dividend increases
$75 billion	$14 million
total assets	in community investments in 2025

What's inside

2026 Management Information Circular	1

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Message from the Chair of the Board and
the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., we are pleased to invite you to attend, either in person or online, our 2026 annual general meeting of common shareholders to be held on Thursday, May 7, 2026, beginning at 10:30 a.m. (Newfoundland Daylight Time).

Information on the business to be conducted at the meeting can be found on pages 11-12, and important information on voting your shares and participating in our hybrid meeting can be found on pages 8-10.

Consistent track record

Throughout 2025, we continued to reliably and safely deliver electricity and gas service to our 3.5 million customers while executing our regulated growth strategy and delivering strong financial performance. We extend a heartfelt thank you to all our employees for their dedication and hard work. Their commitment and excellence have been the cornerstone of our success.

We reported adjusted earnings per common share(1) (EPS) growth of approximately 5% for 2025, excluding the impact of foreign exchange. Financial performance for the year was primarily driven by rate base growth and the advancement of major capital projects across our utilities.

Our $28.8 billion 2026-2030 capital plan – $2.8 billion larger than the previous capital plan – represents annualized rate base growth of 7%.

In line with our commitment to provide long-term value to our shareholders, we raised our dividend by 4.1% last year, marking 52 consecutive years of dividend increases. We also extended our annual dividend growth guidance of 4-6% annually through to 2030.

The North American utility industry continues to undergo significant transformation as rising electricity demand, the need to enhance energy security, and the ongoing impacts of climate change reshape the energy landscape. Our utilities are well positioned to responsibly capitalize on the sector's growing opportunities with customer value and affordability at the forefront. Our utilities are executing on a robust pipeline of projects that support reliability, serve new load, and enhance system resilience in the face of climate and cybersecurity challenges. With disciplined investment and a proven regulatory track record, we remain confident in our ability to deliver long-term value for shareholders.

Safety and engagement

Our dedication to the safety and well-being of our 9,900 employees remained our top priority throughout 2025 as we achieved the best safety performance in our history. Although we are proud of our consistent safety leadership, we remain vigilant

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

2025 FINANCIAL HIGHLIGHTS

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One-year total shareholder return: 24%
●
Net earnings attributable to common equity shareholders: $1.7 billion or $3.40 per common share
●
Adjusted net earnings (1) attributable to common equity shareholders: $1.8 billion or $3.53 per common share and proactive in protecting our employees, contractors, customers, and the communities we serve.

We are also committed to attracting, developing, and retaining top talent while fostering a respectful and engaged high-performance workplace. Reflecting this focus, our second enterprise-wide engagement and inclusion survey reported strong engagement across the Fortis group in 2025. This survey provided valuable insights that are helping us strengthen our culture, reinforce accountability, and support the growth of our people. These efforts ensure our workforce remains engaged, innovative, and equipped to help build the energy systems of the future.

Reliable and resilient energy delivery

In 2025, our utilities delivered top quartile reliability performance relative to our industry peers. Further, we advanced a range of resiliency initiatives, including wildfire mitigation technologies, climate adaptation planning, and enhanced cyber resilience measures, to ensure our systems remain robust.

Proactive investments in grid resiliency and modernization are essential to ensuring our networks can withstand and recover from disruptions and reliably deliver energy to our customers. Our capital plan reflects this priority, with our investments in transmission, distribution, and grid-enhancing technologies.

Assessing, predicting, and responding to climate-related risks remains a critical priority across the Fortis group, embedded in

(1) Non-US GAAP measure (see pages 86 and 87).

2	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

both enterprise risk management and long-term planning. Our 2026 Climate Resiliency Report provides an updated assessment of the material physical risks across our operations.

Customer affordability

Customer affordability is a priority across Fortis' utilities and the industry as a whole. Our utilities operate cost-effectively for customers, keeping controllable operating cost increases at or below inflation while maintaining strong reliability performance. They are mindful of the impact of capital investments and support customers directly through energy efficiency programs and bill assistance initiatives. These efforts help ensure we deliver safe, reliable energy in a way that remains affordable for the customers and communities we serve.

Strong governance

We strive to uphold the highest standards of governance across our organization, beginning with the leadership and oversight provided by our board of directors. In 2025, Fortis was recognized for its governance excellence, placing first out of 206 companies in the S&P/TSX Composite Index in The Globe and Mail's annual Board Games ranking. This recognition reflects our disciplined approach to governance and transparency.

Our governance strength extends to the practices embedded across our utilities. Our decentralized operating model is grounded in local leadership, accountability, and independence. Each Fortis utility operates within common strategic parameters, policies, and best practices, while maintaining the autonomy needed to address the unique needs of their customers, communities, and regulators.

Each of our significant operating subsidiaries is governed by its own board of directors, with a majority of independent and local directors, who bring deep knowledge of their jurisdictions and provide effective oversight of operations, strategy, and risk management.

Further detail on our governance practices is found on pages 25-37.

Board renewal

Tracey Ball will retire from the board in May at the conclusion of our 2026 annual meeting after 12 years of exceptional service as a Fortis director, including four years as chair of the audit committee. Throughout her tenure, Tracey provided deep financial expertise and guided Fortis through its successful pivot to an organic growth strategy. We extend our sincere gratitude to Tracey for her dedication and meaningful contributions.

Director nominees

This year we are asking you to elect 12 directors to the Fortis board: 11 current directors and one new nominee, Mary Hemmingsen. We are pleased to welcome Mary as a nominee; she brings extensive experience across the energy, infrastructure, and financial sectors that will further strengthen the board's capabilities. We also want to recognize and thank our continuing directors for their strong oversight and steadfast commitment to Fortis. Details on each nominee's qualifications and experience are provided on pages 14-19. Together, these nominees bring a strong and diverse mix of skills, experience, and perspectives that will continue to support the long-term success of Fortis.

Pay aligned with performance

The board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance, and aligns with shareholder interests. You can read more about the 2025 compensation program in the message from the chair of the human resources committee beginning on page 38 and in the compensation discussion and analysis beginning on page 41.

Local engagement and partnerships

Our culture and operating model empower our local teams to work constructively with their customers, regulators and other stakeholders to meet their evolving energy needs and expectations.

We remain committed to the communities where our employees live and work. Over the past five years, Fortis has contributed $60 million in community investments, including $14 million in 2025.

Positioned for future success

Fortis is well positioned to support growing energy demand, enhance energy security, and advance the energy transition across our footprint. As we look ahead, we remain steadfast in our focus on delivering a safe, reliable, and affordable energy system and ensuring a strong and sustainable Fortis for years to come.

We thank you for your continued support and look forward to welcoming you to our annual meeting of shareholders on May 7, 2026.

Sincerely,

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

2026 Management Information Circular	3

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

4	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Notice of our 2026 annual meeting

What the meeting will cover

WHEN

Thursday, May 7, 2026, 10:30 a.m.

(Newfoundland Daylight Time)

WHERE

Fortis Energy Centre

5 Springdale Street, 4th floor

St. John's, NL A1E 0E4

VIRTUALLY

https://meetings.lumiconnect.com/ 400-623-793-903

Meeting password: fortis2026

HOW TO VOTE

Vote your shares in advance using the proxy form or voting instruction form in your package of materials or vote in person or virtually at the meeting

Please read the voting instructions beginning on page 8 of the management information circular.

1	Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2025 and the auditors' reports

2	Elect the directors

3	Appoint the auditors and authorize the directors to set the auditors' fees

4	Vote, on an advisory basis, on executive compensation

5	Transact any other business that may properly come before the meeting

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 20, 2026. If you acquired your shares after this date, you can ask for your name to be included on the list of eligible shareholders up to 10 days before the meeting, provided you have evidence of your ownership of Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the enclosed management information circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John's, Newfoundland and Labrador

March 20, 2026

2026 Management Information Circular	5

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Management information circular

You have received this management information circular because you owned common shares of Fortis as of the close of business on March 20, 2026 (the record date) and are entitled to receive notice of and vote at our annual meeting of shareholders on Thursday, May 7, 2026 (or a reconvened meeting if the meeting is postponed or adjourned). This will be a hybrid meeting and therefore you can choose to attend the meeting virtually or in person.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, text, email, internet or fax by a Fortis director, officer or employee, or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

IN THIS DOCUMENT:

●
we, us, our, and Fortis mean Fortis Inc.
●
you, your and shareholder refer to holders of Fortis common shares
●
shares and Fortis shares mean common shares of Fortis, unless otherwise indicated
●
all dollar amounts are in Canadian dollars, unless otherwise indicated
●
information is as of March 20, 2026, unless otherwise indicated.

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $46,786 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. You can vote your shares in advance by proxy or at the meeting. You may also appoint someone to be your proxyholder to attend the meeting on your behalf and vote your shares. Voting instructions begins on page 8.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John's, Newfoundland and Labrador

March 20, 2026

ABOUT NOTICE AND ACCESS

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2026 annual meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders and we have sent the notice of meeting and voting instruction form to intermediaries to be forwarded to all non-registered (beneficial) shareholders in accordance with applicable securities regulatory requirements. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2026), our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov). See page 10 for details about how to receive free paper copies of the meeting materials.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026 to 2030; forecast rate base growth through 2030; annual dividend growth guidance of 4-6% through 2030; the expectation to have a coal-free generation mix by 2032; the 2050 net-zero direct greenhouse-gas emissions target; the potential establishment of new interim emissions reduction targets to replace former interim targets; and the expected filing of Tucson Electric Power's integrated resource plan.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable legal and regulatory decisions by utility regulators and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; and the board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

2026 Management Information Circular	7

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

1. About the Shareholder Meeting

This section gives important information about our 2026 annual meeting and the voting process. Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 5, 2026.	WHERE TO FIND IT 8 Voting 11 Business of the 2026 annual meeting 13 About the nominated directors

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on the record date of March 20, 2026. As of the record date, we had 509,132,995 common shares issued and outstanding. Each share entitles the holder to one vote on each of the voting items and any other matters that may properly come before the meeting (see pages 11-12).

The voting process differs by how you hold your shares:

●	registered shareholders – your shares are registered in your name
●	non-registered (beneficial) shareholders – your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares.

To vote your shares acquired after the record date and up to 10 days before the meeting, contact our transfer agent, Computershare Trust Company of Canada (Computershare), as soon as possible (see below).

Instructions to vote in advance Registered shareholders

You have the right to appoint a person or company (your proxyholder) other than the Fortis management nominees named on the proxy form to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder. You MUST follow the instructions on page 9 to register your proxyholder. Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you do not appoint your own proxyholder, the Fortis representative named on the proxy form will act as your proxyholder and will vote your shares according to your instructions.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the following items of business:

●
FOR the nominated directors
●
FOR the appointment of Deloitte LLP as our auditors
●
FOR our approach to executive compensation

Non-registered (beneficial) shareholders

VOTE BY PROXY
Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.
Call 1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.
Complete your proxy form, including printing the name of your appointed proxyholder, indicate your voting instructions, sign and date, and send to:
Computershare Trust Company of Canada Attention: Proxy Department 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6

You can vote in advance online, by phone, or by completing and mailing in your voting instruction form. Your voting instruction form provides you with the right to appoint yourself or another person or company (your proxyholder) to attend the meeting and vote your shares for you.

If you are a U.S. beneficial shareholder looking to appoint yourself or another person as a proxyholder and you have received a U.S. legal proxy form from your nominee, then you must provide your proxy appointment information to Computershare by mailing your voting instructions form to Computershare in Toronto (see above) or emailing it to USLegalProxy@computershare.com.

In all cases, you MUST follow the instructions on page 9 to register your proxyholder.

Kingsdale may contact non-registered shareholders to assist in exercising their voting rights directly by telephone via Broadridge QuickVote™ service.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Registering a proxyholder

After you submit your proxy form to Computershare or voting instructions form to your nominee, you MUST register your proxyholder with Computershare. Computershare will then confirm the registration and send an email notification with a control number to your proxyholder.

Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2026 to register your proxyholder and provide the contact information required.

QUESTIONS? NEED HELP VOTING?

Call Kingsdale at:

●1.888.518.6828 (toll-free within North America) or
●
1.437.561.5011 (text and call enabled outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Your proxyholder should receive the control number via email after 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2026. If you do not register your proxyholder, your proxyholder will not receive a control number and they will NOT be able to participate in the meeting and vote your shares.

Proxy cut-off

To ensure your shares are voted at the meeting, we must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2026. If you are a non-registered (beneficial) shareholder, you will need to allow enough time for your proxyholder (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Voting at the meeting

Voting in person at the meeting

Registered shareholders

Check in with a Computershare representative when you arrive at the meeting. As you will cast your vote at the meeting, you do not need to fill out a proxy form.

Non-registered (beneficial) shareholders

Print your own name in the space provided on the voting instruction form to instruct your nominee to appoint you as your own proxyholder (see above for instructions on how to register a proxyholder prior to the proxy cut-off time). Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Voting virtually at the meeting

If you are a registered shareholder appointing yourself as a proxyholder or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as a proxyholder, you must register yourself as a proxyholder with Computershare AFTER you have submitted your proxy form to Computershare or your voting instruction form to your nominee and BEFORE the proxy cut-off date.

Attending the meeting online

Attending as a guest

A guest may only watch or listen to the meeting. Guests are not able to vote.

CHECKLIST FOR VOTING VIRTUALLY

You will need the following:

✓
The latest version of Chrome, Safari, Edge or Firefox as your internet browser
✓
Fortis meeting ID: 400-623-793-903
✓
Meeting password: fortis2026
✓
Your username or control number

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting begins.

See the Lumi User Guide at the end of this circular for instructions on attending the meeting virtually.

Participating and voting your shares

Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders. Only registered shareholders and duly appointed proxyholders can vote at the meeting.

● ● ●	after the meeting on our website (www.fortisinc.com), and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2026 Management Information Circular	9

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

How to access the meeting

To access the meeting, go to https://meetings.lumiconnect.com/400-623-793-903 on your smartphone, tablet, or computer at least 30 minutes before the start of the meeting. Click "I have a login" and enter the following password: fortis2026.

●
Registered shareholders: Your username is your 15-digit control number located on the proxy form
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Proxyholders: Once appointed and registered as a proxyholder as described above, Computershare will send you a control number that will serve as your username. You will receive the email after 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2026.
●
Guests: If you are not a registered shareholder or a registered proxyholder, click "I am a guest" and complete the online form.

Technical support can also be accessed at: support-ca@lumiglobal.com.

Changing your vote

If you change your mind about how you wish to vote your shares, you may revoke your proxy at any time before it is acted on as set out below, or by any other means permitted by law.

If you are a registered shareholder and wish to change your vote, we must receive your new voting instructions prior to the proxy cut-off time of 10:30 a.m. (Newfoundland Daylight Time) on May 5, 2026. You may change your vote in one of the following ways:

●
vote again online or by phone
●
complete a proxy form with a later date than the form you originally submitted and mail it as soon as possible so that it is received before the voting cut-off time
●
send a written notice to our Executive Vice President, Sustainability and Chief Legal Officer (see below), so that it is received before the proxy cut-off time

CONFIDENTIALITY AND VOTING RESULTS

Proxy votes are tabulated by our transfer agent and individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

You can also attend the meeting and change your vote. Using your control number to log in to the meeting virtually means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered (beneficial) shareholder and have submitted your voting instructions, follow the instructions provided by your nominee to change your vote or revoke your proxy appointment.

● ●	● ●

RECEIVE FREE PAPER COPIES OR SIGN UP FOR ELECTRONIC DELIVERY

You can ask for free paper copies of this circular and the proxy form or voting instruction form to be sent to you by mail.

To receive paper copies before the meeting

If you want to receive copies before the meeting and proxy cut-off, make your request right away to allow enough time for the items to be delivered to you. You will need the control number on your proxy form or voting instruction form to make the request. Such requests must be made by April 23, 2026.

If you have a 15-digit control number

●
Call 1.866.962.0498 (toll-free within North America) or +1.514.982.8716 (outside North America)
●
Enter the control number as it appears on your proxy form or voting instruction form
If you have a 16-digit control number ● Call 1.877.907.7643 (toll-free) ● Enter the control number as it appears on your proxy form or voting instruction form

To receive paper copies after the meeting

Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com). If you have questions about notice and access or want to order paper copies of the meeting materials after the meeting, please contact Kingsdale (see page 9) or write to our Executive Vice President, Sustainability and Chief Legal Officer at the following mailing address:

Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, PO Box 8837, St. John's, NL, A1B 3T2, Canada

To receive electronic copies

You can receive shareholder materials, including the notice, proxy form, and voting instruction form, by email (eDelivery). Using eDelivery reduces paper and energy consumption and gets the documents to you faster.

Registered shareholders: Go to www.investorcentre.com/fortisinc and sign up, using your account number located on your proxy form.

Non-registered (beneficial) shareholders: Go to www.investorvote.com and sign up using the control number on your voting instruction form or go to proxyvote.com and click "Receive Documents Electronically".

10	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Business of the 2026 annual meeting

Shareholders will receive an update on our 2025 financial performance and vote on at least three items of business. An item is approved if a simple majority (over 50%) of shares, represented in person or by proxy at the meeting, are voted FOR a resolution, except for the election of directors (see page 13 for more information on our majority voting policy).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

QUORUM

We must have a quorum at the beginning of the shareholder meeting for it to proceed and to transact business. This means we must have at least two persons present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2025 together with the auditors' reports. We mailed our consolidated financial statements to beneficial shareholders who requested a copy and a notice to all registered shareholders with information about how they can access the statements online. You can find a copy of the consolidated financial statements on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2. Elect directors (see page 13)

You will vote to elect 12 directors to the board this year. The nominees are:

Pierre J. Blouin Lawrence T. Borgard Maura J. Clark	Margarita K. Dilley Julie A. Dobson Lisa L. Durocher	Mary C. Hemmingsen David G. Hutchens Gregory E. Knight	Gianna M. Manes Donald R. Marchand Jo Mark Zurel

All nominees are qualified and experienced. Eleven nominees currently serve on the board. Mary Hemmingsen is being nominated for the first time and currently does not serve as a Fortis director. You can read about each nominated director, including their 2025 voting results, if applicable, beginning on page 14 and our policy on director tenure on page 34.

Ms. Tracey Ball, who currently serves as a Fortis director, will retire as a director at the end of the 2026 annual meeting, having served 12 years on the board and therefore reaching the term limit set out in our director governance guidelines.

If for any reason a nominated director is unable to serve as a director of Fortis, the Fortis management nominees named in the proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

The board and management recommend that you vote FOR each of the nominated directors.

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017, the audit committee recommended Deloitte LLP as Fortis' auditors based on the qualifications of its audit team, use of technology, and an independence assessment.

EXTERNAL AUDITOR REVIEW PROCESS

The audit committee conducted a comprehensive, formal tender process to select our external auditors. The audit committee annually reviews and evaluates their qualifications, independence, and performance.

The board negotiates the fees to be paid to the auditors, which are based on the complexity of the engagement and the auditors' time. Management believes the fees negotiated in 2025 are reasonable and comparable to fees charged by other auditors providing similar services. The table below sets out the fees paid to Deloitte LLP in the last two years:

	2025	2024
Audit fees	$11,458,000	$11,111,000
Core audit services
Audit-related fees	$1,666,000	$1,775,000
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees
Tax fees	$113,000	$107,000
Services related to tax compliance, planning and advice
All other fees	$178,000	$356,000
Services which are not audit, audit-related or tax fees
Total	$13,415,000	$13,349,000

2026 Management Information Circular	11

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors' fees for 2026.

Last year, 99.46% of the votes (295,397,407) were FOR the appointment of Deloitte LLP as our auditors and 0.54% of the votes (1,618,420) were WITHHELD.

4. Vote, on an advisory basis, on executive compensation (say on pay) (see page 38)

As part of our commitment to strong corporate governance, the board holds an annual advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices, and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

Last year, 94.19% of the votes (273,716,820) were FOR our approach to executive compensation and 5.81% of the votes (16,872,191) were AGAINST.

5. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or they see fit.

Shareholders who are entitled to vote at the 2027 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 6, 2027 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

If you intend to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, available on our website (www.fortisinc.com), including providing timely and proper written notice. Shareholders previously approved our advance notice by-law. The advance notice by-law is available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov).

12	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

About the nominated directors

12 individuals are nominated to serve on the board. Eleven of the 12 nominees currently serve as Fortis directors and were elected by shareholders at our 2025 annual general meeting. Average director tenure is 6.4 years. Directors are elected to serve for a one-year term and are eligible for re-election until they reach the applicable tenure limits.

The nominees are a group of qualified and experienced individuals representing varying ages, tenure, and residency, as well as gender and ethnic diversity. The board is led by an independent chair and 11 of the nominated directors are independent. David Hutchens, President and Chief Executive Officer, is not considered independent.

There are no board interlocks. None of the nominations involve a contract, arrangement, or understanding between a Fortis director nominee and any other person. There is no family relationship between any of the nominated directors or executive officers. None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

The graphic below shows the composition of the board, assuming all nominees are elected.

BOARD COMPOSITION

OUR MAJORITY VOTING POLICY

Our majority voting policy requires a nominated director who receives more "withheld" than "for" votes to immediately tender their resignation to the board for consideration after the meeting. The board will refer the matter to the governance and sustainability committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of their fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the resignation. Although a resignation does not take effect until it is accepted by the board, the director will not participate in any committee or board deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a media release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

A copy of the policy is on our website (www.fortisinc.com).

2026 Management Information Circular	13

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership beginning on page 32. The market value of their holdings is based on the closing price of our common shares on the TSX: $64.55 on March 21, 2025 and $75.65 on March 20, 2026.

SKILLS AND EXPERIENCE • Governance and risk management • Executive compensation • Utility/Energy • Sustainability • Capital markets • Technology/ Cybersecurity • Government relations/ Legal/Regulatory	Pierre J. Blouin Corporate director Montreal, Quebec, Canada Age 68 | Director since May 2015 Independent	2025 VOTING RESULTS 98.45% for (286,077,913 votes) 1.55% withheld (4,511,105 votes)

					Joined	2025 Attendance
		Board of directors			May 2015	6 of 6	100%
		Human resources committee			May 2015	5 of 5	100%
		Governance and sustainability committee			May 2016	5 of 5	100%

Pierre Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility. Mr. Blouin graduated from Hautes Études Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	4,089	33,497	37,586	$2,843,381	yes (9.5x)
	2025	3,405	31,598	35,003	$2,259,444
	Change	684	1,899	2,583	$583,937

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• National Bank of Canada (since September 2016) Audit Committee, Human Resources Committee (chair)

SKILLS AND EXPERIENCE • Executive compensation • Utility/Energy • Sustainability • Capital markets • Mergers and acquisitions • Government relations/ Legal/Regulatory	Lawrence T. Borgard Corporate director Naples, Florida, United States Age 64 | Director since May 2017 Independent	2025 VOTING RESULTS 99.36% for (288,721,236 votes) 0.64% withheld (1,867,782 votes)

					Joined	2025 Attendance
		Board of directors			May 2017	6 of 6	100%
		Audit committee			May 2017	5 of 5	100%
		Human resources committee			May 2018	5 of 5	100%

Lawrence Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the former Chief Executive Officer of each of Integrys' six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles. Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with a Master of Business Administration. He also attended the Advanced Management Program at Harvard University Business School.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	11,248	26,723	37,971	$2,872,506	yes (8.0x)
	2025	11,248	24,011	35,259	$2,275,986
	Change	–	2,712	2,712	$596,520

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

14	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Capital markets • Mergers and acquisitions • Government relations/Legal/ Regulatory • International business	Maura J. Clark Corporate director New York, New York, United States Age 67 | Director since May 2015 Independent	2025 VOTING RESULTS 98.73% for (286,893,509 votes) 1.27% withheld (3,695,499 votes)

					Joined	2025 Attendance
		Board of directors			May 2015	6 of 6	100%
		Audit committee			May 2015	5 of 5	100%
		Human resources committee			May 2022	5 of 5	100%

Maura Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark's prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Ms. Clark graduated from Queen's University with a Bachelor of Arts in Economics and qualified as a Chartered Professional Accountant in Ontario, Canada.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	2,000	33,799	35,799	$2,708,194	yes (7.3x)
	2025	2,000	30,772	32,772	$2,115,433
	Change	–	3,027	3,027	$592,761

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• Newmont Corporation (since April 2020) Audit Committee • Nutrien Ltd. (formerly Agrium Inc.) (since May 2016) Human Resources and Compensation Committee, Safety Committee

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Capital markets • Technology/ Cybersecurity • Mergers and acquisitions • International business	Margarita K. Dilley Corporate director Washington, D.C., United States Age 68 | Director since May 2016 Independent	2025 VOTING RESULTS 99.28% for (288,494,681 votes) 0.72% withheld (2,091,092 votes)

					Joined	2025 Attendance
		Board of directors			May 2016	6 of 6	100%
		Audit committee (chair since May 2025)			May 2016	5 of 5	100%
		Human resources committee			May 2017	5 of 5	100%

Margarita Dilley retired in 2004 from ASTROLINK International LLC, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley's prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat. Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with a Master of Business Administration. Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the chair of those boards since January 2015.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	4,550	27,269	31,819	$2,407,107	yes (6.3x)
	2025	3,550	25,581	29,131	$1,880,406
	Change	1,000	1,688	2,688	$526,701

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

2026 Management Information Circular	15

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Governance and risk management • Executive compensation • Utility/Energy • Capital markets • Technology/ Cybersecurity • Mergers and acquisitions • International business	Julie A. Dobson Corporate director Potomac, Maryland, United States Age 69 | Director since May 2018 Independent	2025 VOTING RESULTS 95.62% for (277,864,211 votes) 4.38% withheld (12,724,807 votes)

					Joined	2025 Attendance
		Board of directors			May 2018	6 of 6	100%
		Human resources committee (chair since May 2022)			May 2020	5 of 5	100%
		Governance and sustainability committee			May 2018	5 of 5	100%

Julie Dobson currently serves as the Non-Executive Chairman of TeleBright, Inc., a software provider of telecom expense management solutions. She retired from the position of Chief Operating Officer for TeleCorp PCS, Inc. in February of 2002 upon the close of the acquisition of the business by AT&T Wireless. She had been in the position since the startup of the company in July of 1998, responsible for day to day operations of the business; managing more than 3,000 employees in the Midwest and Southeastern U.S. and in the Commonwealth of Puerto Rico. Prior to TeleCorp, Julie had an 18-year career spanning a variety of senior management positions in Bell Atlantic Corporation. She is a seasoned governance executive who has served on several public and private boards and is currently serving on the board of Sunrise Senior Living. She has a Master in Business Administration from the University of Pittsburgh and a Bachelor of Science degree from the College of William and Mary.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	5,574	20,758	26,332	$1,992,016	yes (5.0x)
	2025	4,163	19,293	23,456	$1,514,085
	Change	1,411	1,465	2,876	$477,931

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

SKILLS AND EXPERIENCE • Technology/ Cybersecurity • Mergers and acquisitions • Sustainability • Government relations/ Legal/Regulatory • International business	Lisa L. Durocher Corporate director Whitby, Ontario, Canada Age 59| Director since May 2021 Independent	2025 VOTING RESULTS 99.06% for (287,866,735 votes) 0.94% withheld (2,722,282 votes)

					Joined	2025 Attendance
		Board of directors			May 2021	6 of 6	100%
		Human resources committee			May 2024	5 of 5	100%
		Governance and sustainability committee			May 2021	5 of 5	100%

Lisa Durocher retired in June 2023 from Rogers Communications. As part of the executive leadership team, she was the Chief Executive Officer of Rogers Bank and developed financial services for the company. Prior to this role, Lisa was the Chief Digital Officer at Rogers where she led the digital strategy, design and delivery for digital platforms across the consumer and enterprise businesses. Prior to joining Rogers in 2016, Lisa worked at American Express in New York City where she held several senior leadership positions over 15 years including leading global product and marketing organizations in digital payments, charge cards and travel which provided her with experience in mergers and acquisitions, product design and development and general management. Ms. Durocher is a graduate of Wilfrid Laurier University's Business Administration program and also serves on the board of WestJet.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	161	23,557	23,718	$1,794,267	yes (6.0x)
	2025	–	19,201	19,201	$1,239,425
	Change	161	4,356	4,517	$554,842

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

16	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Sustainability • Capital markets • Mergers and acquisitions • Government relations/ Legal/Regulatory	Mary C. Hemmingsen Corporate director Belcarra, British Columbia, Canada Age 61 | New nominee Independent
Joined
		Board of directors				New nominee

Ms. Hemmingsen currently serves as a Partner, Investment Banking at Moneta Securities. She also provides strategic, financial, and board advisory services to select clients through her role at Hemmingsen Enterprises Limited. Her previous career includes leadership and executive roles at KPMG, Brookfield and BC Hydro. At KPMG, Ms. Hemmingsen was a global partner - LNG and Power and Utilities Industry Lead - Canada, where she advised regional and global energy clients on market and project strategies and regulation. At Brookfield she held Senior VP and VP roles in Brookfield's Power and Utilities Group responsible for Business Development, Commercial Affairs, Communications, and Government and Stakeholder Relations. At BC Hydro she held multiple leadership positions across the organization including Chief Procurement Officer, General Manager Capital Plans, Project Delivery and Asset Management - Generation, Senior Vice President - Distribution as well as roles in planning, procurement and corporate finance. Ms. Hemmingsen is a Chartered Professional Accountant (CPA/CA) and has completed executive programs at Harvard Business School, the Institute of Corporate Directors at the Rotman School of Management and the Schulich School of Business. She holds a Bachelor of Business Administration from Simon Fraser University and is a founding member of Extraordinary Women on Boards.

FORTIS SECURITIES HELD (as of March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	325	–	325	$24,586	If elected, has until May 2031 to meet the ownership target

OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
• Sprock-it Acquisitions Ltd. (September 2024 to February 2026) • Itron, Inc (November 2022 to May 2025) Audit Committee • EverGen Infrastructure Corp. (July 2020 to May 2025) Audit Committee (chair)

SKILLS AND EXPERIENCE • Governance and risk management • Executive compensation • Utility/Energy • Sustainability • Capital markets • Government relations/ Legal/Regulatory • International business	David G. Hutchens President and Chief Executive Officer, Fortis Inc. Tucson, Arizona, United States Age 59 | Director since January 2021 Not independent	2025 VOTING RESULTS 99.38% votes for (288,789,300 votes) 0.62% withheld (1,799,717 votes)

					Joined	2025 Attendance
		Board of directors(1)			January 2021	6 of 6	100%

(1)  The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2025.

David Hutchens was appointed President and Chief Executive Officer of Fortis Inc. effective January 1, 2021. His career in the energy sector spans more than 30 years. In January 2020 Mr. Hutchens assumed the role of Chief Operating Officer of Fortis, with responsibility for overseeing our utility operations while remaining Chief Executive Officer of UNS Energy. In 2018, Mr. Hutchens was appointed an officer of Fortis as Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Prior to joining the Fortis group, he held a variety of positions at our electric and gas utilities in Arizona culminating in being named President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and a Master of Business Administration from the University of Arizona and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of Fortis utility subsidiaries ITC Holdings and Central Hudson.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026) (2)
	Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets share ownership target
	2026	140,415	128,809	269,224	$20,366,796	yes (11.9x)
	2025	139,968	128,098	268,066	$17,303,660
	Change	447	711	1,158	$3,063,136

(2) Mr. Hutchens does not receive director compensation (cash or DSUs) as a member of the Fortis board. He receives PSUs and RSUs as part of his executive compensation. You can read more about his holdings of Fortis equity on page 46.

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	None

2026 Management Information Circular	17

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Governance and risk management • Utility/Energy • Technology/ Cybersecurity • Mergers and acquisitions • Government relations/ Legal/Regulatory • International business	Gregory E. Knight Corporate director Atlanta, Georgia, United States Age 58 | Director since January 2025 Independent	2025 VOTING RESULTS 99.49% for (289,097,301 votes) 0.51% withheld (1,491,717 votes)

					Joined	2025 Attendance
		Board of directors			Jan 2025	6 of 6	100%
		Audit			Feb 2025	3 of 4	75%(1)
		Governance and sustainability committee			Feb 2025	3 of 4	75%(1)
		(1) For more information on board and committee attendance, see page 20.

Mr. Knight currently serves as a Senior Advisor, Digital Transformation and Business Performance Optimization, at Boston Consulting Group. Mr. Knight retired in 2023 from CenterPoint Energy, Inc., where he served as Executive Vice President of Customer Transformation and Business Services. In this role, he led CenterPoint's customer experience transformation and information technology and cybersecurity strategy, corporate enterprise business services and the company's competitive energy services and home services businesses. Previously, Mr. Knight held the position of Chief Customer Officer, U.S. Energy and Utilities, of National Grid USA Service Company, Inc., an energy delivery company, from 2019 until August 2020. Mr. Knight also served for 10 years at CenterPoint Energy, Inc. as Senior Vice President and Chief Customer Officer, Utility and Commercial Businesses, and Division Vice President, Customer Services. Mr. Knight has also held management positions at Ricoh Americas, Reliant Retail Energy Inc., Allen Knight Inc., and Verizon. Mr. Knight earned a Bachelor of American Studies with a Minor in Economics from the University of Colorado at Boulder. He has also received advanced learning certifications in business management and corporate governance from Rice University's Jesse H. Jones Graduate School of Business in Houston, UCLA's Anderson School of Business and Harvard's Graduate School.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	–	2,932	2,932	$221,806	Has until January 2030 to meet the target
	2025	–	630	630	$40,667
	Change	–	2,302	2,302	$181,139

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• Pentair PLC (since December 2020) Audit Committee

SKILLS AND EXPERIENCE • Governance and risk management • Utility/Energy • Sustainability • Technology/ Cybersecurity • Mergers and acquisitions • Government relations/ Legal/Regulatory • International business	Gianna M. Manes Corporate director Salem, South Carolina, United States Age 61 | Director since May 2021 Independent	2025 VOTING RESULTS 98.29% for (285,627,445 votes) 1.71% withheld (4,961,572 votes)

					Joined	2025 Attendance
		Board of directors			May 2021	6 of 6	100%
		Human resources committee			May 2021	5 of 5	100%
		Governance and sustainability committee (chair since May, 2024)			May 2023	5 of 5	100%

Gianna Manes was President and Chief Executive Officer of ENMAX Corporation, an electricity company with operations in Alberta and Maine, from 2012 until her retirement in July 2020. She has over 30 years of experience in the energy sector in Canada, the United States and Europe. Prior to joining ENMAX, she worked for Duke Energy Corporation, one of the largest integrated utilities in North America, and held a number of executive positions including Senior Vice President and Chief Customer Officer from 2008 to 2012. Ms. Manes graduated from Louisiana State University with a Bachelor of Science in industrial engineering and from the University of Houston with a Master of Business Administration. She completed the Advanced Management Program at Harvard University and holds an ICD.D designation from the Institute of Corporate Directors.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	–	19,932	19,932	$1,507,856	yes (3.8x)
	2025	–	18,157	18,157	$1,172,034
	Change	–	1,775	1,775	$335,822

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• Keyera Corporation (since May 2017) Human Resources Committee (chair)

18	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SKILLS AND EXPERIENCE • Financial expert • Governance and risk management • Utility/Energy • Capital markets • Mergers and acquisitions • International business	Donald R. Marchand Corporate director Calgary, Alberta, Canada Age 63 | Director since May 2023 Independent	2025 VOTING RESULTS 99.10% for (287,961,640 votes) 0.90% withheld (2.627,378 votes)

					Joined	2025 Attendance
		Board of directors			May 2023	6 of 6	100%
		Audit committee			May 2023	5 of 5	100%
		Governance and sustainability committee			May 2023	5 of 5	100%

Donald Marchand retired in November 2021 from TC Energy Corporation, a leading North American energy infrastructure company, where he was Executive Vice-President. He served as Chief Financial Officer of TC Energy and its predecessor TransCanada Corporation from 2010 until July 2021, with additional responsibility for Strategy and Corporate Development from 2015 to 2017 and 2020 to 2021. During his 27-year tenure with the company, Mr. Marchand led many of its financial functions including treasury, finance, accounting, taxation, risk management and investor relations. Mr. Marchand graduated from the University of Manitoba with a Bachelor of Commerce degree and subsequently qualified as a Chartered Accountant and Chartered Financial Analyst. He is a member of the Institute of Chartered Professional Accountants of Alberta, the CFA Institute and the Calgary Society of Financial Analysts.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	5,000	14,234	19,234	$1,455,052	yes (4.9x)
	2025	5,000	9,345	14,345	$925,970
	Change	–	4,889	4,889	$529,082

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)
	• Methanex Corporation (since December 2025) Audit, Finance and Risk Committee, Responsible Care Committee

SKILLS AND EXPERIENCE Chair of the board since January 2023 • Financial expert • Governance and risk management • Executive compensation • Capital markets • Mergers and acquisitions • International business	Jo Mark Zurel Corporate director Portugal Cove-St. Philips, Newfoundland and Labrador, Canada Age 62 | Director since May 2016 Independent	2025 VOTING RESULTS 97.04% for (282,000,698 votes) 2.96% withheld (8,588,320 votes)

					Joined	2025 Attendance
		Board of directors (chair of the board since January 2023)			May 2016	6 o 6	100%
		Audit committee			May 2017	5 of 5	100%
		Human resources committee			May 2016	5 of 5	100%
		Governance and sustainability committee			January 2023	5 of 5	100%

Jo Mark Zurel was appointed chair of the board of Fortis Inc., effective January 1, 2023. From 1998 to 2006, Mr. Zurel was Senior Vice President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on the boards of Empire Company Limited and Major Drilling Group International Inc. Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors. Mr. Zurel served as a director of Newfoundland Power from January 2008 and as chair of its board from April 2012 until July 2016.

	FORTIS SECURITIES HELD (as of March 21, 2025, and March 20, 2026)
	Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
	2026	10,000	29,574	39,574	$2,993,773	yes (6.0x)
	2025	10,000	27,186	37,186	$2,400,356
	Change	–	2,388	2,388	$593,417

	OTHER PUBLIC COMPANY DIRECTORSHIPS (last five years)

•

Empire Company Limited (since December 2025)

Audit Committee

•

Major Drilling Group International Inc. (since September 2007)

Corporate Governance and Nominating Committee, Human Resources and Compensation Committee, Audit Committee

• Highland Copper Company Inc. (October 2012 to December 2025) (former chair)

Audit Committee (former chair)

2026 Management Information Circular	19

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Additional information about the directors

2025 Summary of meeting attendance

	Number of meetings	Overall meeting attendance
Board	6	100%
Audit committee	5	98%
Human resources committee	5	98%
Governance and sustainability committee	5	100%
Total number of meetings held	21	99%

2025 Board and committee meeting attendance by director

Individual attendance records are set out in the director profiles beginning on page 14.

	Board meetings		Committee meetings			Total board and committee attendance
Tracey C. Ball	6 of 6	100%	10 of 10	100%		16 of 16	100%
Pierre J. Blouin	6 of 6	100%	10 of 10	100%		16 of 16	100%
Lawrence T. Borgard	6 of 6	100%	10 of 10	100%		16 of 16	100%
Maura J. Clark	6 of 6	100%	10 of 10	100%		16 of 16	100%
Margarita K. Dilley	6 of 6	100%	10 of 10	100%		16 of 16	100%
Julie A. Dobson	6 of 6	100%	10 of 10	100%		16 of 16	100%
Lisa L. Durocher	6 of 6	100%	10 of 10	100%		16 of 16	100%
Gregory E. Knight	6 of 6	100%	6 of 8	75%	(1)	12 of 14	86%
David G. Hutchens	6 of 6	100%	–	—	(2)	6 of 6	100%
Gianna M. Manes	6 of 6	100%	10 of 10	100%		16 of 16	100%
Donald R. Marchand	6 of 6	100%	10 of 10	100%		16 of 16	100%
Jo Mark Zurel	6 of 6	100%	15 of 15	100%		21 of 21	100%

(1)	Mr. Knight was unable to attend the May audit and governance and sustainability committee meetings due to prior commitments to the Pentair PLC board of directors.
(2)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2025.

2025 Director compensation

	Cash fees	(1)	Share-based awards	(2)	All other compensation	(3)	Total
Tracey C. Ball	$150,000		$150,000		$214,905		$514,905
					(includes FortisBC)
Pierre Blouin	$150,000		$150,000		$79,622		$379,622
Lawrence T. Borgard (4)	$308,670		$51,000		$60,713		$420,383
Maura J. Clark (4)	$221,958		$150,000		$79,037		$450,995
Margarita K. Dilley (4)	$331,327		$51,000		$232,364		$614,691
					(includes CH Energy Group)
Julie A. Dobson (4)	$244,615		$150,000		$48,932		$443,547
Lisa L. Durocher (5)	–		$300,000		$52,281		$352,281
Gregory Knight (4)	$209,670		$150,000		$3,770		$363,440
Gianna M. Manes (4)	$343,615		$51,000		$46,095		$440,710
Donald R. Marchand (5)	–		$300,000		$27,677		$327,677
Jo Mark Zurel	$406,500		$93,500		$69,224		$569,224
Total	$2,366,355		$1,596,500		$914,620		$4,877,475

(1)	Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers, where applicable. For 2025, cash fees for Mr. Borgard, Ms. Dilley, Ms. Manes, and Mr. Zurel include 66% of equity compensation paid in cash in accordance with their elections under the Director Equity Plan.
(2)	Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director elected to receive as DSUs. Amounts represent the cash equivalent at the time of issuance. In accordance with their elections, Ms. Ball, Mr. Blouin, and Ms. Dobson received 66% of their equity compensation in common shares, with the remaining 34% paid in DSUs.
(3)	Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.
(4)	Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson, Mr. Knight, and Ms. Manes are U.S. residents, and their cash fees are paid in U.S. dollars and reported in Canadian dollars using the annual average exchange rate for the year of US$1.00 = $1.3978.
(5)	Elected to receive optional DSUs in lieu of their cash retainer.

See pages 36-37 for the director fee schedule and more information about DSUs.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Outstanding share-based awards

The following table shows details of the DSUs held by each director as at December 31, 2025.

	Number of shares or units	(1)(2)	Market or payout value of share-based	(2)(3)	Market or payout value of vested share-
	that have not vested		awards that have not vested		based awards not paid out or distributed
Tracey C. Ball	37,277		$2,660,105		–
Pierre J. Blouin	33,046		$2,358,161		–
Lawrence T. Borgard	25,256		$1,800,553		–
Maura J. Clark	33,345		$2,377,703		–
Margarita K. Dilley	26,868		$1,915,814		–
Julie A. Dobson	20,410		$1,454,860		–
Lisa L. Durocher	23,186		$1,654,588		–
Gregory E. Knight	2,382		$169,783		–
Gianna M. Manes	19,243		$1,371,662		–
Donald R. Marchand	13,063		$932,193		–
Jo Mark Zurel	29,005		$2,069,784		–
Total	263,081		$18,765,206		–

(1)	We do not grant stock options or option-based awards to directors.
(2)	DSUs vest immediately when the director retires from the board or upon death and are redeemed for cash.
(3)

Calculated by multiplying the number of share-based awards that have not vested by $71.36, the closing price of our common shares on the TSX on December 31, 2025. Share-based awards granted in U.S. dollars have been multiplied by US$51.94, the closing price of our common shares on the NYSE on December 31, 2025, and converted to Canadian dollars using the December 31, 2025 exchange rate of US$1.00 = $1.3724.

Mr. Hutchens is not included in the tables above as he does not receive any director compensation and does not hold any DSUs. He is compensated in his role as President and Chief Executive Officer and receives PSUs and RSUs as part of his compensation (see page 50).

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Board committees

AUDIT
COMMITTEE

Margarita K. Dilley (chair)(1)
Tracey C. Ball
Lawrence T. Borgard
Maura J. Clark

Gregory E. Knight

Donald R. Marchand
Jo Mark Zurel

100% independent

(1)
Ms. Dilley was appointed committee chair following the annual general meeting on May 8, 2025.

Each member of the audit committee brings financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley, Mr. Marchand, and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, financial reporting, internal controls, enterprise risk management (ERM), and finance matters generally.

The committee is responsible for:

●
overseeing the integrity of our financial statements, financial disclosure, and internal controls over financial reporting
●
overseeing compliance with related legal and regulatory requirements
●
reviewing the qualifications and independence of the independent auditor and internal auditor, and overseeing their performance
●
overseeing the rotation of the audit partner and the independent auditor as necessary
●
reviewing earnings and dividend guidance and other future-oriented financial information, disclosure documents, and prospectuses, or other offering documents with management before recommending to the board for approval and release externally
●
overseeing the appropriateness of material financing, capital, and tax structures
●
overseeing our ERM program and our insurance program
●
overseeing our internal controls and processes associated with the release of any sustainability disclosure
●
overseeing all related party transactions including identifying, reviewing and approving all related party transactions and related disclosure (see page 31).

It is also responsible for overseeing and administering the following policies:

●
derivative instruments and hedging policy
●
disclosure policy and disclosure committee mandate (together with the governance and sustainability committee)
●
guidelines for hiring employees or former employees of the independent auditor
●
policy on the role of the internal audit function
●
policy on reporting allegations of suspected improper conduct and wrongdoing (speak up policy)
●
pre-approval policy for independent auditor services

You can find a complete copy of the committee mandate as well as copies of certain policies on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members, or the external auditors. A meeting of three committee members constitutes a quorum. The committee met five times in 2025 and set aside time at each meeting to meet without management present. It also met separately with the Chief Financial Officer (CFO), internal auditor, and external auditors at each meeting.

Additional information about the composition and oversight of the audit committee can be found on pages 28 and 29 of our annual information form dated February 12, 2026 available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

HUMAN RESOURCES COMMITTEE Julie A. Dobson (chair) Pierre J. Blouin Lawrence T. Borgard Maura J. Clark Margarita K. Dilley Lisa Durocher Gianna Manes Jo Mark Zurel 100% independent

All members of the human resources committee are independent and have the requisite background and skills to provide effective oversight of executive compensation and ensure that effective compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience at large organizations, as well as direct operational or functional experience overseeing executive compensation at organizations similar in complexity to Fortis.

The human resources committee assists the board in developing our executive compensation strategy and program, our leadership succession plan, and human resources policies and practices that align with our business strategy.

The committee is responsible for:

●
developing the human resources strategy, including talent management and succession plans

(see page 28)

●
designing and overseeing the compensation and benefits program for senior executives and the CEO, and ensuring the compensation program is aligned with Fortis' strategy, risk management framework, sustainability objectives, and corporate performance.
●
overseeing Fortis' approach to employee talent management, training and development, wellness, and health and safety
●
overseeing workplace inclusion strategies, plans, and practices, and the results of any employee engagement evaluations and initiatives
●
overseeing the performance assessment of the CEO and, together with the CEO, the assessment of the senior executives
●
recommending the appointment of executive officers
●
overseeing the incentive compensation risk management assessment and ensuring our compensation practices do not encourage employees to expose the corporation to excessive risk

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. For the details on the engagement of external consultants by the committee and fees paid, see pages 41-42.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

●
advisory vote on executive compensation policy of the board of directors (say on pay)
●
board and executive diversity policy (together with the governance and sustainability committee)
●
executive compensation clawback policy (together with the governance and sustainability committee)
●
executive compensation policy
●
respectful workplace policy
●
statement of investment policy and procedures

The committee also oversees and administers our five employee compensation plans: the Omnibus Equity Plan (Omnibus Plan), 2015 PSU Plan, 2020 RSU Plan, 2012 Stock Option Plan and the Third Amended and Restated 2012 Employee Share Purchase Plan (ESPP). For more information on these plans, see pages 46-47.

You can find a complete copy of the committee mandate as well as copies of certain policies on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2025 and set aside time at each meeting to meet without management present.

2026 Management Information Circular	23

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

GOVERNANCE AND SUSTAINABILITY COMMITTEE Gianna M. Manes (chair) Tracey C. Ball Pierre J. Blouin Julie A. Dobson Lisa L. Durocher Gregory E. Knight Donald R. Marchand Jo Mark Zurel 100% independent

Members of the committee bring a mix of governance and sustainability experience, including experience assessing climate-related risks and opportunities, through senior leadership roles in utilities and energy companies, regulated businesses, public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The governance and sustainability committee assists the board in overseeing: our corporate governance and sustainability policies, practices, and procedures; the nomination, assessment, and compensation of directors; our cybersecurity program; and our information and operational technology infrastructure.

The committee is responsible for:

●
developing and recommending an approach on corporate governance matters to the board
●
overseeing Fortis' sustainability policies and practices, and reviewing our sustainability reporting, including climate-related risks and opportunities and any greenhouse gas (GHG) emissions reduction targets
●
overseeing our cybersecurity program and information and operational technology infrastructure (see pages 27-28)
●
the size and composition of the board, including competencies and skills, diversity, and renewal mechanisms
●
proposing new director candidates for nomination to the board
●
advising the board on committee membership, the appointment of committee chairs and board chair succession planning (see page 34)
●
carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 34)
●
maintaining a comprehensive orientation and continuing education program for directors
●
reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies:

Compliance and ethics

●
anti-corruption policy
●
code of conduct
●
human rights statement and vendor code of conduct
●
insider trading policy
●
political engagement policy (together with subsidiary political engagement guidelines)
●
privacy policy

Shareholder rights and board governance

●
board and executive diversity policy (together with the human resources committee)
●
director governance guidelines
●
director compensation policy
●
director equity plan
●
majority voting policy
●
shareholder engagement policy

Finance

●
disclosure policy and disclosure committee mandate (together with the audit committee)
●
executive compensation clawback policy (together with the human resources committee)

Cybersecurity, information technology and operational technology

●
cybersecurity policy

You can find a complete copy of the committee mandate as well as a copy of certain policies on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2025 and set aside time at each meeting to meet without management present.

24	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

2. Governance

Good governance practices are critical to the proper conduct of our affairs.

We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards.

WHERE TO FIND IT 25 Our governance policies and practices 26 About the Fortis board

Our governance policies and practices

Fortis is a Canadian corporation continued under the Corporations Act (Newfoundland and Labrador). Our governance practices comply with the corporate governance guidelines in National Policy 58-201 – Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition, subsidiary boards typically include the subsidiary's CEO, one or more officers of Fortis, and, in certain cases, an executive of another Fortis operating subsidiary or a Fortis director. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment, and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

BOARD COMPOSITION	INDEPENDENCE	COMPENSATION	DIRECTOR ELECTIONS	ETHICS AND EDUCATION
✓
Appropriate size (12 directors)
✓
Majority of director nominees are independent (92% or 11 of 12 directors)
✓
Skills matrix to manage the mix of skills and experience
✓
Diversity policy to ensure all aspects of diversity are considered
✓ Independent chair of the board ✓ Separate chair and CEO positions to ensure accountability ✓ All board committees are 100% independent ✓ Sessions of independent directors at all meetings
✓
Annual advisory vote on executive pay
✓
Peer benchmarking
✓
Compensation clawback policy to mitigate risk
✓
Share ownership requirements for directors and executives
✓
Board discretion to adjust calculated incentive awards
✓
Regular compensation risk assessments completed
✓ Directors elected annually ✓ Directors elected individually, not by slate ✓ Majority voting policy to ensure directors receive shareholder support
✓
Code of conduct
✓
Anti-corruption policy
✓
Respectful workplace policy
✓
Orientation program for new directors
✓
Board education program for ongoing development
✓
Annual board assessment process to ensure board effectiveness

Fortis is committed to meeting all requirements regarding the disclosure of material information. Our disclosure policy sets out principles and procedures to ensure that our disclosure is consistently timely, accurate, and broadly disseminated in accordance with applicable law.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules in Appendix A beginning on page 89.

2026 Management Information Circular	25

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

About the Fortis Board

Our board of directors is responsible for the stewardship of Fortis. The chair of the board is an independent director and is responsible for providing leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees, made up of independent directors, help the board carry out its responsibilities. The board, on the recommendation of the governance and sustainability committee, appoints the committee chairs and the positions generally rotate every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

POSITION DESCRIPTIONS AND MANDATES

The roles and responsibilities for the Chair of the Board and the President and Chief Executive Officer are set out in their position descriptions.

The roles and responsibilities of the committee chairs are described in the mandate for the respective board committee.

Copies of position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Committee mandates, along with the position descriptions of the chair of the board and the President and Chief Executive Officer, are reviewed every two years, with the last review in 2024. Changes to committee mandates are approved by the governance and sustainability committee and the board. The committee summaries found on pages 22 -24 set out the governance policies under their respective areas of responsibility.

The board and the committees each meet without management present at every meeting, including any special meetings. Mr. Hutchens is not a member of any board committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about meeting attendance on page 20 and the board committees beginning on page 22.

Independence

We believe an effective board must have a majority of independent directors. The board has determined that 11 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual.

The board and each of its committees meets without its non-independent directors at every meeting.

INDEPENDENT ADVICE

The board and each committee may retain independent advisors to assist in carrying out their duties and responsibilities. Fortis pays the cost of any independent external advisors retained by the board or committees.

SUBSIDIARY REPORTING ISSUERS

The following Fortis subsidiaries are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws: ITC Holdings Corp. (ITC), Tucson Electric Power Company (TEP), FortisBC Energy Inc. (FortisBC Energy), FortisBC Inc. (FortisBC), FortisAlberta Inc. (FortisAlberta), Newfoundland Power Inc. and Caribbean Utilities Company, Ltd.

Each reporting issuer subsidiary has established an audit committee and human resources committee in accordance with applicable rules and policies related to independence and financial literacy. The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR+ (www.sedarplus.ca), except for ITC and TEP, which can be found on EDGAR (www.sec.gov).

26	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas discussed below. The board establishes our fundamental policies and standards for business operations and supervises and evaluates our overall performance and achievement of goals.

Strategy

The board holds an annual strategy session to review and set expectations for growth, identify opportunities and provide input on a range of risks and risk mitigation measures. Time is also set aside at each regularly scheduled board meeting to discuss strategy and to address and prioritize developments, opportunities, and issues that may arise throughout the year. In addition to hearing from management, the board periodically invites external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

WHAT THE DIRECTORS OVERSEE ✓ Strategic planning process ✓ Review and approval of strategic plans ✓ Progress against five-year business plan

The annual strategy session, along with regular updates and education sessions, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy aligns with stakeholder expectations.

Risk management

The board, through the audit committee, ensures that the systems in place to manage and mitigate risks, including the ERM program, are effective, relative to our risk profile and strategy.

Cross-committee memberships strengthen risk oversight and reinforce good governance. For example, three members of the audit committee are also members of the governance and sustainability committee, and three members of the audit committee are members of the human resources committee. In addition, the chair of the board is a member of each board committee for continuity and strong oversight.

WHAT THE DIRECTORS OVERSEE

✓
Identification of material risks together with management
✓
Management's implementation of appropriate systems to manage and mitigate risks
✓
ERM program
✓
Related party transactions

Our governance model of independently managed utilities provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of Fortis' policies, guidelines and best practices. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary's board. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are further subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board receives an annual ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

2025 RISK PRIORITIES

●
Changing public policy in the areas of tax, trade and climate
●
macroeconomic risks, including those affecting customer affordability
●
operational risks such as those from wildfire
●
risks related to the health and safety of our employees and customers

You can find a more comprehensive disclosure of our business risks beginning on page 22 of our 2025 MD&A, available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You can read more about the audit committee's activities on page 22.

Cybersecurity, Information Technology (IT) and Operational Technology (OT)

The board, through the governance and sustainability committee, is responsible for our cybersecurity, IT and OT strategies, and related policies, including our cybersecurity policy and cybersecurity risk management program (CRMP).

Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities for our subsidiaries. Our Executive Vice President, Operations and Technology has oversight responsibilities for operations, cybersecurity, and our technology functions.

WHAT THE DIRECTORS OVERSEE ✓ Strategies and policies relating to IT and OT infrastructure and cybersecurity ✓ IT and OT risk exposures and the measures taken to monitor or mitigate such exposures

2026 Management Information Circular	27

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Management provides quarterly reports on information security, technology, and cybersecurity matters to the governance and sustainability committee. At least annually, the governance and sustainability committee, the board and management, review Fortis' IT and OT risk exposure, including cybersecurity, system integrity, use of artificial intelligence and other emerging technology, data and privacy risks, and the measures taken to monitor or mitigate such exposure, including related policies, data and privacy risk assessments, security measures, system controls and testing, and cyber insurance coverage.

Fortis' cybersecurity policy outlines CRMP roles and responsibilities, IT and OT requirements, expectations in the event of a ransomware attack, the use of generative artificial intelligence, vendor management, and subsidiary reporting requirements. The policy applies to Fortis and also outlines certain requisite standards applicable to Fortis utilities to enable an effective enterprise-wide cybersecurity program. The Fortis code of conduct and the technology acceptable use policy provide further guidance on best practices to mitigate cybersecurity and information security risks.

Fortis' enterprise-wide CRMP includes a risk framework to identify cybersecurity risks and provides insight for remediation of any such risks. Under this framework, the operating utilities assess cybersecurity threats and set risk targets that are appropriate for their business. The CRMP is incorporated into, and closely linked with, the overall Fortis ERM program.

We continue to invest in training for all employees on the specific technologies we utilize. On an annual basis and throughout the year, all Fortis subsidiaries provide cybersecurity training for all of their employees. In addition, as the cybersecurity threat landscape continues to evolve, we continue to adapt our defensive strategy, mature our incident response plans, deploy new technology, and advance our protections from cybersecurity threats, leveraging threat intelligence and external industry practices for continuous improvement and refinement of the CRMP.

The information systems of Fortis companies and their third-party vendors are frequently targeted by malware, phishing efforts, and other cyber attacks. Although certain of the information systems of our utilities have been subjected to direct and third-party information security breaches, none of which have been material, Fortis has not experienced an information security breach or third-party information security breach since we began reporting on this metric in 2018.

Leadership succession

The board, through the human resources committee, has oversight over executive succession planning.

Our approach to succession planning is focused on developing a qualified leadership pipeline. We assess current leadership capabilities, forecast future leadership needs, identify gaps, and highlight critical roles. When internal talent is unavailable, we undertake strategic external recruitment to onboard executives with values that align with our culture. We invest in training and development programs tailored to enhance leadership skills. We follow these steps to ensure we are well prepared to meet our leadership needs and achieve long-term success.

The board and human resources committee give due consideration to diversity, including diversity of thought, perspectives, and backgrounds, when identifying potential candidates, both internal and external, for executive officer positions to ensure that a diverse group of qualified candidates is evaluated.

Sustainability

The board, through the governance and sustainability committee, oversees sustainability, including priorities related to climate change. To measure our progress, Fortis regularly sets and reviews sustainability objectives and programs.

Our governance and sustainability committee receives a report on sustainability matters at each regularly scheduled meeting. It reviews our short- and long-term sustainability objectives and targets, progress towards these objectives and targets, as well as our programs and practices designed to promote sustainability.

The governance and sustainability committee provides quarterly updates to the board on the status and adequacy of our sustainability efforts, to ensure business is conducted in a manner that meets sustainability objectives and priorities.

Sustainability strategy, climate-related issues and progress on commitments are also discussed at the board's annual strategy session and form part of the ERM program. Board education sessions held throughout the year include sustainability-related topics (see page 35).

WHAT THE DIRECTORS OVERSEE

✓
Succession plans for the President and CEO and other key executive positions
✓
Emergency interim CEO succession planning
✓
Talent management program
✓
Board and executive diversity policy (page 32)
✓
Promotion of a culture of integrity, diversity and inclusion, and respect
✓
Targets used to measure performance for compensation purposes
✓
Results of any employee engagement evaluations or initiatives

SUSTAINABILITY REPORTING

We release a comprehensive sustainability report covering all of our utility operations every two years and report annually on key performance indicators. We issued a full report in 2024 and an update report in 2025. We also recently issued our 2026 climate resiliency report, which highlights findings of climate risk and vulnerability assessments completed at each Fortis utility, along with adaptation and resilience activities. All of our sustainability reports and updates are available on our website (www.fortisinc.com).

We report in accordance with industry-specific Sustainability Accounting Standards Board (SASB) standards and align with applicable Global Reporting Initiative (GRI) standards. We present GHG emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standards.

28	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

SUSTAINABILITY OVERSIGHT

●
Board of directors ─ responsible for risk management oversight and reviewing management's implementation of appropriate sustainability policies and practices
●
Governance and sustainability committee – oversees strategies, policies, and practices pertaining to sustainability objectives and the assessment of material climate risks and opportunities
●
Human resource committee – assesses sustainability performance under the incentive compensation plans and oversees our approach to employee talent management and wellness
●
Audit committee – oversees ERM as well as internal controls and processes associated with our sustainability disclosures
●
President and CEO ─ responsible for the long-term success of Fortis and our sustainability strategy
●
Executive Vice President, Sustainability and Chief Legal Officer ─ responsible for enterprise-wide sustainability and stewardship and our corporate governance standards and practices
●
Utilities ─ responsible for establishing sustainability objectives within the broader Fortis strategy and implementing local operational aspects
●
Sustainability strategy group ─ includes senior Fortis utility executives who help guide enterprise-wide sustainability strategy and priorities
●
Fortis cross-functional groups ─ deal with operational subject matters and identify opportunities for collaboration across the group.

Environmental priorities

Each utility's board regularly sets and reviews environmental objectives, targets, and programs. Further, each utility has extensive environmental compliance programs aligned with the ISO 14001 standard and regularly reviews its environmental management systems and protocols. As part of the regulatory process, each operating subsidiary also regularly engages with stakeholders to discuss the environmental impacts of delivering safe, reliable, and efficient energy to customers in communities where we operate.

ENVIRONMENTAL HIGHLIGHTS

●
Achieved a 38% reduction in our scope 1 emissions compared to the 2019 base level
●
Committed to a coal-free generation mix by 2032
●
Released our 2026 climate resiliency report and 2025 sustainability update report
●
All utilities completed climate change vulnerability assessments and developed wildfire mitigation plans

We have achieved a 38% reduction in scope 1 GHG emissions in 2025 compared to 2019 levels. The decrease in emissions in 2025 was primarily driven by outages at certain TEP fossil fuel generating units during the year.

Fortis is reviewing its decarbonization strategy, including potentially establishing new interim emissions targets to replace its former targets. This work will be informed by resource planning across Fortis' utilities, including the integrated resource plan to be filed by TEP in 2026. Fortis remains committed to having a coal-free generation mix by 2032 and advancing toward net-zero emissions by 2050.

For more information on our environmental priorities, see our 2025 sustainability update report and our 2026 climate resiliency report, available on our website (www.fortisinc.com).

Social priorities

Supporting our employees

We keep decision-making local and share lessons learned across the Fortis group.

Employee safety is a top priority and, while we are proud of our safety record, we strive to always improve upon our safety practices.

SOCIAL HIGHLIGHTS ● Conducted second enterprise-wide engagement survey ● Continued to outperform industry averages for safety

We aim to fill roles from within to advance opportunities for our people and to support our retention efforts. Fortis supports the spirit and intent of applicable human rights, employment equity, and anti-discrimination laws, and is committed to fair hiring and promotion practices based on merit and free of bias and discrimination.

Across our group of companies, we have pledged to create a workplace where all feel welcomed, valued, respected, and empowered. Our inclusion and diversity framework, our commitment statement, and code of conduct are available on our website (www.fortisinc.com).

2026 Management Information Circular	29

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Human rights and vendor code of conduct

We comply with all applicable equal opportunity, human rights, and non-discrimination laws, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions, including the United Nations' Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Our human rights statement codifies our long-standing commitment to human rights, including international labour conventions, and includes a vendor code of conduct which describes our expectations of ethical conduct of suppliers and vendors of the Fortis group of companies. Copies of our human rights statement and vendor code of conduct are available on our website (www.fortisinc.com).

Customers and community

Fortis' utilities work closely with customers and communities to improve the overall customer service experience, with a focus on affordability and reliability. Fortis utilities continue to focus on controlling costs, identifying efficiencies, and implementing innovative practices and technologies to maintain affordability. In addition, our utilities work to ensure customers are aware of available bill payment options, external government payment assistance programs, as well as energy efficiency programs and rebates.

Our utilities establish customer satisfaction targets and complete customer service surveys regularly. Beyond surveys, our utilities engage directly with customers through community open houses and local events, creating opportunities for dialogue and collaboration. Our utilities' programs and services reflect this commitment, offering flexible billing arrangements, budgeting tools, education, and support to help customers make their homes more energy efficient and manage their energy use effectively.

Regular community engagement includes donations to local charities, volunteering, partnerships with educational institutions, and participation on local boards, which enables Fortis and its utilities to serve as meaningful contributors to their local communities. In 2025, the Fortis group of companies contributed $14 million to local communities.

Political Contributions and Advocacy

When contributing to, or participating in, an organization, we seek alignment with our corporate purpose and values, including acting ethically and with honesty and integrity.

All corporate political contributions must be approved in advance by either the Chief Executive Officer or the Chief Financial Officer, who review, in consultation with the Chief Legal Officer, the general policy positions of any political party, candidate, or organization to which Fortis proposes to contribute in advance to determine whether there is any material misalignment with our values and policies.

The governance and sustainability committee is responsible for oversight over Fortis' political activity, including periodically reviewing management's activity reports, reviewing policies and procedures on political expenditures, and providing guidance on political engagement as needed.

WHAT THE DIRECTORS OVERSEE

✓
Political contributions and contributions to trade associations and tax-exempt organizations that conduct lobbying or public-policy related activities
✓
Policies and procedures on political expenditures, including the political engagement policy and our subsidiary political engagement guidelines

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a candidate's nomination, the chair of the governance and sustainability committee and the chair of the board meet with the candidate to discuss specific duties and responsibilities of board members, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload, and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct and have zero tolerance for unethical conduct or breaches of integrity.

Our board's conduct is grounded in its duty to act in the best interests of Fortis and its stakeholders. We also expect our directors to act ethically, conduct themselves in accordance with our policies and avoid any conflicts of interest.

Our code of conduct applies to employees, officers, and directors, and sets out the different ways someone can report a concern or potential infringement, including methods for filing a report anonymously. The audit committee oversees the reporting process as outlined in our speak up policy, while the governance and sustainability committee oversees, regularly reviews and administers the code.

CODES OF CONDUCT

Our code of conduct is a comprehensive guide to ethical and professional behaviour at Fortis. The code is in plain language and is user friendly.

All employees certify that they have read and understand the code and receive training on the code.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

Changes to the code are approved by the board. The code was last revised in 2025 and became effective January 1, 2026. A copy is available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.com) and EDGAR (www.sec.gov).

The code is supported by other policies, including our anti-corruption policy, respectful workplace policy, and speak up policy, as well as our human rights statement and vendor code of conduct.

Attendance and responsibilities

We expect all directors to attend all regularly scheduled and special meetings of the board, their committee meetings, and the annual meeting of shareholders. The attendance record for 2025 can be found on page 20.

Director governance guidelines to address other professional activities

CHANGES IN OCCUPATION	SERVICE ON OTHER PUBLIC COMPANY BOARDS OR AUDIT COMMITTEES	BOARD INTERLOCKS

An independent director who makes a major change in principal occupation shall promptly notify the chair of the board for consideration by the board. The board, with the assistance of the governance and sustainability committee, will assess whether the director will have sufficient time and attention to devote to Fortis board responsibilities and evaluate potential conflicts of interest.

Unless approved by the governance and sustainability committee in consultation with the chair, CEO, and CLO:

●
Directors are not permitted to serve on the boards of more than three public companies (including Fortis, but not including the boards of Fortis subsidiaries).
●
No member of the audit committee is permitted to serve on the audit committee of more than three publicly traded companies (including Fortis).
No more than two Fortis board members may serve as director on the same public company board, other than Fortis or its subsidiaries. We do not have any board interlocks.

Related party transactions

The audit committee, on behalf of the board, reviews all related party transactions and discusses details with management and others as it deems appropriate. A related party transaction is any transaction between Fortis and an executive officer, director, principal shareholder, or their immediate family members. The audit committee must approve all related party transactions and related disclosure. There were no material related party transactions in 2025.

2026 Management Information Circular	31

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Proceedings

From April to December 2025, Mary Hemmingsen served as a director of Trion Batteries Technologies Inc. (Trion). Trion obtained protection under the Companies' Creditors Arrangements Act (Canada) in February 2026 with a debtor-in-possession backstop. A sale and investment solicitation process is ongoing.

From 2010 to November 2021, Donald Marchand held various senior executive positions with TC Energy Corporation (formerly TransCanada Corporation) (TC Energy), including serving as Chief Financial Officer from 2010 until July 2021. In 2018, former shareholders of Columbia Pipeline Group Inc. (Columbia) filed a class action lawsuit in Delaware against two Columbia executives and TC Energy, alleging breaches of fiduciary duties and material disclosure omissions during TC Energy's acquisition of Columbia. On July 10, 2025, the Delaware Court of Chancery granted a final order dismissing the plaintiffs' claims against TC Energy. As a result, this matter is now concluded in TC Energy's favour with no liability and no further right of appeal.

Maura Clark has served on the board of Newmont Corporation (Newmont) since April 2020. On February 21, 2025 and February 28, 2025, two class action shareholder lawsuits were filed in Colorado against certain officers and members of Newmont's board of directors, including Ms. Clark. The shareholders allege breaches of fiduciary duties and violations of US federal securities laws in connection with Newmont's projected revenue and production outlook, and resulting losses following the issuance of Newmont's third quarter 2024 results and updated guidance. The proceedings are ongoing.

From October 2018 until April 2021, Maura Clark served on the board of directors of Garrett Motion Inc. (Garrett), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.

Share ownership

Our director compensation policy requires our directors to own equity in Fortis so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and DSUs toward meeting the requirement. Our newest director, Mr. Knight, and our first-time director nominee, Ms. Hemmingsen, are building their equity ownership as shown in the table below.

The table shows each director's equity ownership as at March 20, 2026 and their holdings for the previous year. It does not include Mr. Hutchens who is required to meet our share ownership requirements for executives (see pages 44-45).

	Equity ownership		Equity ownership
	March 20, 2026		March 21, 2025		Net change				Multiple of	Year to meet share
	Common		Common		Common		Market value		2025 annual	ownership
	shares	DSUs	shares	DSUs	shares	DSUs	March 20, 2026	(1)	retainer	requirement
Tracey C. Ball	6,855	37,763	6,092	35,718	763	2,045	$3,375,352		11.3x	–
Pierre J. Blouin	4,089	33,497	3,405	31,598	684	1,899	$2,843,381		9.5x	–
Lawrence T. Borgard	11,248	26,723	11,248	24,011	–	2,712	$2,872,506		8.0x	–
Maura J. Clark	2,000	33,799	2,000	30,772	–	3,027	$2,708,194		7.3x	–
Margarita K. Dilley	4,550	27,269	3,550	25,581	1,000	1,688	$2,407,107		6.3x	–
Julie A. Dobson	5,574	20,758	4,163	19,293	1,411	1,465	$1,992,016		5.0x	–
Lisa L. Durocher	161	23,557	–	19,201	161	4,356	$1,794,267		6.0x	–
Mary C. Hemmingsen(2)	325	–	–	–	–	–	$24,586		–	2031
Gregory E. Knight	–	2,932	–	630	–	2,302	$221,806		0.6x	2030
Gianna M. Manes	–	19,932	–	18,157	–	1,775	$1,507,856		3.8x	–
Donald R. Marchand	5,000	14,234	5,000	9,345	–	4,889	$1,455,052		4.9x	–
Jo Mark Zurel	10,000	29,574	10,000	27,186	–	2,388	$2,993,773		6.0x	–

(1)	Based on $75.65, the closing price of our common shares on the TSX on March 20, 2026.
(2)	Ms. Hemmingsen is a first-time nominee to the board.

Board composition

Our objective is to assemble a board with the range of skills, expertise, and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and sustainability committee reviews the board profile every year, including the average age, tenure of individual directors, and the representation of various areas of expertise, experience and perspectives.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Board diversity

The governance and sustainability committee considers all aspects of diversity, including gender, culture and ethnicity, age, ability and disability, geographic background, and other personal characteristics when assessing matters related to board composition and renewal. The board selects the best candidate or candidates based on their qualifications and the overall mix of skills and attribute.

Our diversity policy states that we will seek to maintain a board in which women and men each represent at least 40% of the independent directors and in which at least two board members self-identify as a visible minority or Indigenous person. Our policy also states that we will only consider candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities.

Skills and experience

The composition of the board addresses all skills and experience necessary to be highly effective. We use a skills matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis' size and geographic footprint.

In addition to the skills and experience in the matrix below, all directors must have a reputation for ethical business conduct and be able to dedicate sufficient time and attention to properly fulfill their responsibilities to Fortis.

The matrix gives an overview of the skills and experience of the board based on an annual self-assessment by each director. Directors are asked to identify the areas (up to a maximum of seven) for which they have significant knowledge, experience, or training, recognizing that they may have experience in other areas as well. The lack of a mark in a particular area does not necessarily signify a director's lack of qualification or experience in that area. The experience of each of our directors is described more fully in their respective profiles beginning on page 14.

Directors
	Pierre J. Blouin	Lawrence T. Borgard	Maura J. Clark	Margarita K. Dilley	Julie A. Dobson	Lisa L. Durocher	Mary C. Hemmingsen	David G. Hutchens	Gregory E. Knight	Gianna M. Manes	Donald R. Marchand	Jo Mark Zurel (Chair)
SKILLS AND EXPERIENCE
Financial expert meets the criteria of audit committee financial expert set by the SEC												
Governance and risk management compliance processes of a publicly traded company												
Executive compensation has studied executive compensation structures and has overseen the executive compensation function of a large organization												
Utility/Energy has been a senior executive of a public utility or energy company											
Sustainability has led or overseen strategic initiatives related to sustainability, including broad environmental leadership and assessing challenges and opportunities brought about by climate change										
Capital markets has led or overseen a broad range of capital raising transactions												
Technology/Cybersecurity has led or overseen complex technological systems or cybersecurity related functions										
Mergers and acquisitions has led complex M&A transactions												
Government relations/Legal/Regulatory has managed government relationships involving matters of public policy or overseen complex legal or regulatory matters										
International business has experience managing a business across multiple countries												

2026 Management Information Circular	33

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Assessment and renewal

Assessment

Pursuant to our director governance guidelines, the board carries out an annual assessment of the board, committees, and individual directors. The assessment helps the governance and sustainability committee and the board assess overall board performance and the contributions of each director. It also helps identify any skill gaps and opportunities for further director education, which are key areas for developing the board's succession plan and recruiting potential director candidates. The governance and sustainability committee leads the process, together with the chair of the board. The annual board assessment process has four components:

NEW IN 2025

The Fortis board executed a new board assessment process, incorporating recommendations from an external consultant. The consultant found that our board was effective in discharging its duties and satisfying its role in overseeing Fortis' operations.

1. QUESTIONNAIRE	2. SELF-ASSESSMENT	3. INTERVIEWS	4. BOARD CHAIR ASSESSMENT

Directors provide feedback on, and rate the effectiveness of:

●
the board as a whole
●
each committee of which they are a member
●
the chair of the board
●
board and committee processes, and
●
the board-management relationship.
	Each directors completes a self-assessment of their own skills and experience in key areas for serving on our board, which assessments are reviewed by the governance and sustainability committee.	The chair of the board meets privately with each director to solicit peer evaluation and general feedback.

Without the chair of the board present, the chair of the governance and sustainability committee chairs part of a meeting of the board to discuss the chair's performance, which feedback the committee chair subsequently delivers to the chair of the board.

Renewal

The governance and sustainability committee oversees board succession planning, including committee composition, chair and committee chair succession, and the director recruitment and nomination process. The committee regularly reviews succession plans, monitors director attendance and performance, and maintains information about our directors and potential candidates, which may include skills, demographic data, independence assessments, tenure, other board commitments, equity ownership, and other relevant information. When appropriate, the committee will use qualified independent external advisors to assist in evaluating candidates.

The candidate search process has three main components:

1. COMPREHENSIVE SEARCH	2. CANDIDATE ASSESSMENT	3. APPROVAL AND NOMINATION

The governance and sustainability committee conducts director candidate searches, often with the assistance of an external consultant or search firm.

The committee considers suggestions from various stakeholders and also looks at our subsidiary boards as a potential source of qualified director candidates.

The committee will only consider candidates who are highly qualified based on their experience, expertise, and skills. The committee also gives due consideration to diversity of thought, experiences, and perspectives to ensure that a diverse group of candidates is considered.

The committee then reviews the qualifications of each nominee with a view to ensuring the board is competent and fully capable of effectively performing its oversight role in the best interests of Fortis.

The chair of the board and the chair of the governance and sustainability committee meet and interview suitable director candidates.

Potential nominees meet the CEO and the board before the board approves their nomination as a director.

Tenure and term limits

Our director governance guidelines set out director tenure and term limits to help ensure independence, fresh insights, and a balance of viewpoints. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72, or have served on the board for 12 years, whichever is earlier. If it is in the best interests of the corporation, the board may make exceptions to these guidelines if the director has received solid annual performance evaluations, has the necessary skills and experience, and meets the other board policies and legal requirements for board service.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of that subsidiary. Term limits vary by subsidiary, but are generally up to 10 years or until the director turns 72, whichever is earlier.

The board rotates the committee chairs every four years as a good governance practice. The board rotated the chair of the human resources committee in 2022, the chair of the governance and sustainability committee in 2024, and the chair of the audit committee in 2025.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Director development

The governance and sustainability committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on pages 14-19 and skills matrix on page 33).

Orientation and integration

A new nominee may be invited to attend a meeting of the board as an observer prior to their appointment or nomination for election as a director. Once appointed, they also attend in-depth orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture, and key issues. The chair of the board and the chair of the governance and sustainability committee attend these sessions to provide direct insight into the role and functioning of the board and its current priorities. All members of the board are also invited. New appointees are also offered one-on-one sessions with the executive management team and additional sessions on topics of their choosing.

Continuing education

All directors are expected to maintain a current understanding of our business, the regulated utility sector, strategic initiatives and energy trends. Directors receive education in a number of ways through our continuing education program, including subsidiary site visits, an annual strategy session, presentations from senior management, employees, and outside experts, and ongoing distribution of relevant information.

The governance and sustainability committee oversees the program and works with management and the chair of the board to determine topics of interest for the year. In 2025 directors received presentations and updates as follows:

MONTH	FORMAT AND LOCATION	DESCRIPTION	ATTENDEES
February	Virtual

Trade War 2.0 Will be Different – Observations for Navigating Trade Policy Escalation in 2025
(Tom Joyce, MUFG Americas)

Wildfire Predictive Modeling to Enable Public Safety Power Shutoff
(Bryan Spear, Technosylva, and Cam Aplin, FortisAlberta)

All directors
May	In person St. John's, NL	Canadian Politics and Policy in the Post-Election Landscape (David Cochrane, CBC News Network, and Tim Powers, Summa Strategies and Abacus Data)	All directors
July	In person Vancouver, BC	Global and Industry Applications for AI (Catherine Takemori, Microsoft Canada) Industry and Capital Markets Update (Tyler Miller, Goldman Sachs)	All directors
September	Virtual	Trade and Tariff Dynamics Between the U.S. and Canada (Goldy Hyder, Business Council of Canada)	All directors
December	In person Tucson, AZ

The Shareholder Activist Landscape and Preparedness Best Practices

(Ken Moelis, John Coella, Greg Gordon and Craig Wadler, Moelis & Company)

Balancing Climate Goals and Growth in Resource Planning

(TEP Facility Site Visit)

All directors

Many of our directors also attend outside courses and seminars that enhance and supplement their knowledge and skills in areas relevant to their role on the board. The following are the outside courses and seminars attended by members of our board in 2025:

●	Canadian Directors Network (EY/Skybridge)
●	Leading Minds of Governance and Tech (NACD)
●	Audit Committee Symposium (Deloitte)
●	Board Room Summit (NACD)
●	Board Oversight of Artificial Intelligence (ICD)
●	Women's Energy Directors Network (Morgan Stanley)
●	A Director's Guide to AI: Strategy, Governance & Value Creation (NACD)
●	AI, Governance and Value Creation (NACD).

2026 Management Information Circular	35

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the duties and responsibilities of the board.

Our director compensation has two components:

●	a flat fee annual cash retainer (with an additional flat fee annual cash retainer for the chair of each committee)
●	equity compensation in the form of deferred share units (DSUs) (see below for more information).

The chair of the board receives a higher flat fee annual cash retainer and a larger equity retainer to reflect the larger scope of responsibilities.

Fees are paid and DSUs are credited quarterly. Directors can choose to receive their cash fee in DSUs. Additionally, directors who meet their share ownership requirement may elect to receive 66% of their DSUs in cash or common shares. The remaining 34% will continue to be paid in DSUs pursuant to the director equity plan. Directors do not participate in our stock option plan, employee equity-based incentive plans, or pension plans.

Our President and Chief Executive Officer receives executive compensation (see page 50) and does not receive director compensation as a member of the Fortis board.

Director annual retainer fees

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities, and expectations of directors, and aligns with shareholder interests.

The table below shows the 2026 director fee schedule compared to the previous two years.

	2026	2025	(1)	2024
Board chair cash retainer	$225,000	$225,000		$180,000
Board chair equity retainer (received as DSUs)	$275,000	$275,000		$245,000
Director cash retainer	$150,000	$150,000		$120,000
Director equity retainer (received as DSUs)	$150,000	$150,000		$150,000
Audit committee chair	$25,000	$25,000		$25,000
Governance and sustainability committee chair	$25,000	$25,000		$25,000
Human resources committee chair	$25,000	$25,000		$25,000

(1)	Following review, director compensation was increased effective January 1, 2025.

About DSUs

up to four instalments until December 15th of the year following retirement. U.S resident directors may elect to redeem their DSUs at a date not later than December 15th of the year following retirement or otherwise redeem them within 90 days after retirement.

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests. To assist with this, non-employee directors receive part of their compensation in DSUs.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date and are reinvested in additional DSUs. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis.

Directors who are Canadian residents can redeem their DSUs in up to four instalments until December 15th of the year following retirement. U.S resident directors may elect to redeem their DSUs granted on or after January 1, 2024 at a date not later than December 15th of the year following retirement, or otherwise redeem them within 90 days after retirement.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for Canadian directors and NYSE for U.S. directors for the five trading days ending on the redemption date. For U.S. -resident directors, we make the payment in U.S. dollars.

The director equity plan also allows the board to make discretionary grants of additional DSUs as compensation to directors from time to time under special circumstances.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The table that follows shows the directors' 2025 compensation, including the portion they received as DSUs, and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs. In 2025, Ms. Durocher and Mr. Marchand elected to receive optional DSUs in lieu of their annual director cash retainer. Also in 2025, Mr. Borgard, Ms. Dilley, Ms. Manes, and Mr. Zurel elected to receive 66% of their equity compensation in cash, and Ms. Ball, Mr. Blouin, and Ms. Dobson elected to receive 66% of their equity compensation in common shares, with the remaining 34% paid in DSUs pursuant to the director equity plan.

	2025 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity component	Optional DSUs
Tracey C. Ball	$514,905	10%	100%	0%
Pierre J. Blouin	$379,622	13%	100%	0%
Lawrence T. Borgard	$420,383	12%	100%	0%
Maura J. Clark	$450,995	33%	100%	0%
Margarita K. Dilley	$614,691	8%	100%	0%
Julie A. Dobson	$443,547	11%	100%	0%
Lisa L. Durocher	$352,281	85%	50%	50%
Gregory E. Knight	$363,440	41%	100%	0%
Gianna M. Manes	$440,710	12%	100%	0%
Donald R. Marchand	$327,677	92%	50%	50%
Jo Mark Zurel	$569,224	16%	100%	0%
Total	$4,877,475

On January 1, 2026, we granted the directors' equity retainers for the first quarter of 2026: 329 DSUs to the chair of the board, who elected to receive 66% of equity compensation in cash, 528 DSUs to each Canadian non-management director and 527 to each U.S. resident non-management director, except for those who elected to receive 66% of equity compensation in either common shares or cash and therefore were granted 179 DSUs.

DSUs were granted at a price of $71.07, the volume weighted average trading price of our common shares on the TSX for the previous five trading days, and US$51.93, the volume weighted average trading price of our common shares on the NYSE for the previous five trading days, for each Canadian and U.S. resident director, respectively. In accordance with their elections, Ms. Ball, Mr. Blouin, Ms. Durocher, and Ms. Dobson received 66% of their equity compensation in common shares, and Ms. Clark, Ms. Dilley, and Mr. Zurel received 66% of their equity compensation as a cash payment.

In addition, Mr. Borgard and Mr. Marchand received optional DSUs in lieu of their annual director cash retainer on January 1, 2026, equivalent to 722 and 528 DSUs, respectively.

Communicating with the board

The board supports regular, open, and constructive dialogue with shareholders. Shareholders, employees and others can communicate directly with the board, including the committee chairs, at any time by contacting the chair of the board.

In addition to the annual meeting, the board hosts board-shareholder meetings every two years, most recently in late 2024.

The chair reviews meeting requests in consultation with the President and CEO and the CLO. The chair of the board will always try to respond in a timely manner with support from the CLO.

Any meetings with shareholders or other stakeholders must be in accordance with our shareholder engagement policy and disclosure policy.

CONTACT THE CHAIR OF THE BOARD Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street, PO Box 8837 St. John's, NL A1B 3T2 Canada

Tel: Fax: Email:	709.737.2800 709.737.5307 jzurel@fortisinc.com

2026 Management Information Circular	37

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

3. Executive Compensation

Our executive compensation program is designed to support our strategy and vision. We ensure that pay is competitive to attract and retain top talent and reward our executives for performance.

We begin this section with a message from the chair of the human resources committee about the key activities and decisions regarding executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows.

WHERE TO FIND IT

38  Message from the chair of the human resources committee

41  Compensation discussion and analysis

41  Compensation strategy

41  Compensation governance

46  Compensation design and decision-making

50  2025 Executive compensation

68  Share performance and cost of management

72  Compensation details

Message from the Chair of the Human Resources Committee

Dear fellow shareholders,

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy where executive pay is linked to performance, competitive with the market, and aligned with shareholder interests and Fortis' corporate strategy.

The executive compensation program is designed to attract and retain highly qualified executives and motivate them to deliver strong absolute and relative business performance, and strong individual performance without inappropriate risk-taking. We target executive pay at approximately the median of the market with a compensation mix balanced for short- and long-term results. Payouts are capped to discourage excessive risk-taking and EPS is the key financial performance measure used in our annual incentive and long-term PSU awards. EPS is a strong measure of performance and a commonly used metric in the utility industry.

Pay for performance

Fortis executed its business and strategic priorities well in 2025 (see the Message to shareholders beginning on page 2).

Corporate performance, accounting for 90% of the named executives' annual incentive, was assessed at a factor of 130.1% for 2025. This result reflects above target EPS performance combined with strong overall results in our sustainability and people measures. Corporate performance, combined with a lesser-weighed individual performance, produced an average 2025 annual incentive result at 131.7% of target for our five named executives (see the discussion beginning on page 51).

PSUs granted in 2023 vested on January 1, 2026 at 170.6% of target (see page 65). The outcome reflects a strong cumulative EPS result, relative TSR performance at the 80th percentile, target-level performance on our carbon emissions reduction measure, and progress against enterprise-wide executive representation objectives. We delivered TSR of 45.2% over the three-year period.

Compensation governance

The committee conducts regular formal reviews of the executive compensation program, with some aspects reviewed annually while others are reviewed periodically (see pages 42 and 43), and stays informed of market practices. It also oversees engagement and inclusion, talent management, and succession planning, and monitors Fortis' progress in these areas (see pages 23 and 28).

In 2025, the committee's independent compensation consultant conducted an annual update to the executive compensation risk assessment completed in 2024. No material changes were noted to Fortis' executive compensation program from the prior year assessment and it was concluded that Fortis has a responsible and effective approach to risk management and executive compensation governance (see page 43).

New in 2025

As disclosed in our 2025 management information circular, we made several changes to our annual incentive plan in 2025 including: (i) updated sustainability and people measures, focused on wildfire and climate risk mitigation and employee engagement, respectively; (ii) the introduction of a new customer satisfaction measure weighted at 5%; and (iii) replacing the all-injury frequency rate safety measure with a total recordable incident rate and the addition of a new measure for injury severity, each equally weighted at 7.5%.

For the 2025 PSU award, we introduced a new climate-related performance measure, replacing the previous carbon emissions reduction measure. This new measure is focused on actions and outcomes to support climate adaptation and mitigation and the reduction of GHG emissions.

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Effective May 2025, our Share Ownership Policy was revised to reflect a change in approach for addressing non-compliance with executive share ownership requirements.

You can read about these and other changes in detail on page 44.

New in 2026

Effective for 2026, the Committee approved select changes to the annual and long-term incentive plans. For the annual incentive, the weighting of the funds from operations (FFO) to debt measure has been increased by 5% to 15% with a corresponding decrease in the EPS measure by 5% to 45% and the total weighting for those financial measures was maintained at 60%. A new measure in the sustainability and people category has been added, focused on climate resiliency, replacing the 2025 climate and wildfire risk mitigation measure. There is no overall change to the 40% weighting of the sustainability and people category, which continues to include safety and engagement (people measures) and reliability and customer satisfaction (customer measures). In addition, the 10%-weighted individual performance measure for the named executives was removed, with corporate performance measures comprising 100% of the annual incentive. Lastly, for the 2026 PSU award, the former climate-related performance measure, weighted at 10%, has been removed with the weighting of each of the cumulative EPS and relative TSR performance measures increased from 45% to 50%.

Shareholder feedback

We appreciate shareholder input and are committed to engaging regularly with our shareholders. Shareholders will have the opportunity to have their say on executive pay at our 2026 annual meeting. We hold this advisory vote annually to receive shareholder feedback on this important matter and we continue to be encouraged by the favourable results. Last year 94.19% of votes cast were in favour of our approach to executive compensation.

On behalf of the committee, I encourage you to read the compensation discussion and analysis beginning on page 41 before you vote your shares. We look forward to receiving your feedback.

Sincerely,

Julie A. Dobson

Chair, Human Resources Committee

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Our 2025 named executives

David G. Hutchens | President and Chief Executive Officer (President and CEO)

Mr. Hutchens was appointed President and CEO of Fortis effective January 1, 2021. His career in the energy sector spans over 25 years, having held a variety of positions at Fortis' electric and gas utilities in Arizona as well as with Fortis. Mr. Hutchens was most recently Chief Operating Officer of Fortis and Chief Executive Officer of UNS Energy Corporation in Arizona. Before that, he was Executive Vice President of Western Utility Operations of Fortis while also maintaining his responsibilities as President and CEO of UNS Energy Corporation. Mr. Hutchens holds a Bachelor of Aerospace Engineering and an MBA from the University of Arizona. He is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of ITC Holdings and Central Hudson.

Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)

Ms. Perry was appointed EVP, CFO on June 1, 2018, and is responsible for our financial strategy, financial reporting, and investor relations strategy. Before her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including CFO, Chief Operating Officer, and lastly as President and CEO. Ms. Perry was Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University of Newfoundland, and received her Chartered Accountant designation in 1995. Ms. Perry has significant board experience and currently serves on the boards of Solace Power, as well as UNS Energy and ITC Holdings. She is also the chair of Advantage St. John's. An active supporter of many community causes, Ms. Perry is a board member of Shorefast and has previously served as chair of the Health Care Foundation.

James R. Reid | Executive Vice President, Sustainability and Chief Legal Officer (EVP, Sustainability and CLO)
Mr. Reid joined Fortis on March 5, 2018 as EVP, CLO and Corporate Secretary and was appointed to his current role on July 1, 2022. In addition to legal and governance matters, he oversees sustainability, government relations, talent management, and communications. Mr. Reid was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where his practice focused on cross-border M&A, capital markets, and corporate governance. He earned a Bachelor of Laws from the Peter A. Allard School of Law, University of British Columbia, and Bachelor of Arts (Political Science) from McGill University in Montreal. He speaks regularly on the energy transition, First Nations relationships, and the role of corporate purpose. Mr. Reid was an adjunct professor at Osgoode Hall Law School in Toronto for 10 years, teaching the Advanced Business Law Workshop in corporate finance. He was also an original member of the Dean's Advisory Committee for the Centre for Business Law at the University of British Columbia, serving until 2020. Mr. Reid has previously been recognized with Canada's Clean50 and Clean16 awards for his climate and sustainability leadership. Mr. Reid serves on the boards of Central Hudson, FortisBC, and Wataynikaneyap Power PM.

Gary J. Smith | Executive Vice President, Operations and Technology (EVP, Operations and Technology)

Mr. Smith has held several senior leadership positions with the Fortis group of companies throughout his 40-year tenure including: EVP, Eastern Canadian and Caribbean Operations of Fortis; President and CEO of Newfoundland Power; Vice President of Customer Operations and Engineering of Newfoundland Power; and Vice President of Operations and Engineering of FortisAlberta. He holds a Bachelor of Engineering (Electrical) from Memorial University of Newfoundland and has completed the Finance for Senior Executives Program at Harvard Business School. Mr. Smith serves on the boards of FortisAlberta, FortisOntario, UNS Energy, and Caribbean Utilities. He is also chair of the board of directors of Wataynikaneyap Power PM. He serves on the board of Junior Achievement Canada, and is chair of its Canadian Business Hall of Fame governance committee and as a member of the Dean's Advisory Committee to the Faculty of Engineering and Applied Science at Memorial University. Mr. Smith is a former director of the Canadian Electricity Association and was elected as a Fellow of the Canadian Academy of Engineering in 2021. He is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador and the Steering Committee on Power Engineering for the Canadian Standards Association.

Stuart I. Lochray | Executive Vice President, Strategy and Business Development (EVP, Strategy and Business Development)

Before joining Fortis in September 2021, Mr. Lochray held various positions with Scotiabank, most recently serving as Managing Director and Head, U.S. Corporate and Investment Banking in Houston, Texas where he led and managed over 225 professionals across Corporate and Investment Banking, Equity Capital Markets, and Global Business Payments. Mr. Lochray has also served as Managing Director in various other areas of investment banking with a focus on the power and utilities sector. Mr. Lochray holds a Master of Engineering and a MBA and his career has spanned North America and the United Kingdom, as well as Pakistan. Mr. Lochray currently serves on the boards of FortisAlberta and Caribbean Utilities.

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Compensation discussion and analysis

Compensation strategy

Fortis is a leader in the regulated gas and electric utility industry in North America.

Our executive compensation program is performance-based and competitive with the market. It is designed so we can attract and retain top talent and appropriately reward our executives for performance and their contributions. The program design is based on six core principles:

1 MOTIVATE	2 ATTRACT	3 BALANCE	4 MITIGATE	5 ALIGN	6 KEEP
executives to achieve strong business performance	and retain highly qualified executives	executive compensation for short- and long-term results	potential risks inherent in the compensation structure	the interests of executives and stakeholders	the compensation program simple to administer and communicate

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation and oversees compensation risk.

Qualified and experienced committee

The committee is comprised of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Average board tenure of committee members: 8.5 years
Directors
	Pierre J. Blouin	Lawrence T. Borgard	Maura J. Clark	Margarita K. Dilley	Julie A. Dobson (Chair)	Lisa L. Durocher	Gianna M. Manes	Jo Mark Zurel
SKILLS AND EXPERIENCE
Utility/Energy							
Executive compensation								
Governance and risk management								
Senior executive experience								

Independent advice

The committee receives third-party advice and special expertise from external advisors to help it carry out its duties. Southlea Group was appointed as the primary independent compensation consultant in May 2022 following a request for proposals process.

The committee also engages Willis Towers Watson (WTW) periodically to provide job evaluation services, market compensation data, and other consulting services. In addition, Mercer provides the committee with general pension consulting and actuarial advice and HUB International provides benefits consulting. Previously, Korn Ferry was also utilized for job evaluations and market compensation data.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Southlea Group provided the following services to the committee in 2025:

●	provided ongoing advice on executive and compensation matters, including strategic design decisions
●	completed an evaluation of the composition of the compensation comparator group and the PSU performance peer group
●	benchmarked the competitiveness of target compensation for the CEO and senior executive roles
●	delivered market trends updates in executive compensation design and governance
●	conducted an annual update to the executive compensation risk assessment.

The table below shows the fees we paid to external compensation consultants in the last two years:

	Executive compensation
	related fees		All other fees (1)
	2025	2024	2025	2024
Southlea Group	$209,106	$233,083	$64,607	$25,000

Executive compensation, including a compensation review and executive benchmarking, executive compensation risk update, strategic compensation research and analysis, market trends update, and director compensation review

WTW	$122,646	–	$11,000	$15,000
Executive leveling framework, role evaluation and executive benchmarking for Canadian VP roles and other compensation services
Korn Ferry	$3,420	$30,347	–	–
Job evaluation, compensation data and executive benchmarking for VP roles in 2024
Mercer	$136,443	$132,154	–	–
Pension consulting
HUB International	–	$20,000	$1,852	$2,800
Benefits consulting

(1)	Includes director compensation and other consulting services.

The human resources committee acts in Fortis' best interests. It uses its judgment when making decisions, and is not bound by the input, advice, and/or recommendations provided by external consultants.

The committee does not require management's approval to use external consultants, and the committee is informed when management uses them.

Our subsidiaries follow our business model and executive compensation principles, but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary if the scope of work is consistent with the parameters of our policy on engaging consultants. In 2025, our subsidiaries engaged certain of the above advisors and paid a total of $1,935,792 to WTW, $661,626 to Mercer, $31,051 to Hub International, $22,120 to Korn Ferry, and $7,500 to Southlea for pension, actuarial, and executive and non-executive compensation consulting services. In 2025, our U.S. subsidiaries also paid a total of $300,293 to FW Cook to complete an executive compensation risk assessment, review the respective comparator groups, assess incentive plan design relative to market, and to benchmark the competitiveness of target compensation for senior executive roles.

The committee considered and confirmed the independence of the advisory team prior to appointing Southlea Group as its independent advisor and continues to assess the independence of consultants on an ongoing basis.

Compensation risk

Our utilities are regulated and managing our financial and business risks is one of our primary objectives.

The human resources committee uses a six-point plan to manage compensation risk on behalf of the board:

1 FORMAL REVIEWS	2 EQUITY-BASED COMPENSATION	3 INCENTIVE PLAN DESIGN	4 SHARE OWNERSHIP REQUIREMENTS	5 GOVERNANCE POLICIES	6 USE OF DISCRETION

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

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Annual review

The annual review focuses on three areas:

●	updating benchmarking of our pay levels
●	determining incentive compensation for the prior year
●	setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual incentive and PSU awards in the context of challenges, opportunities, and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis' executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

●	a relative valuation of roles
●	an assessment of any newly established executive positions
●	the comparator group for relevance and appropriateness
●	the compensation mix
●	annual and long-term incentive plan designs and performance measurement
●	compensation risk
●	other policies and provisions

Compensation risk assessment

In 2025, the committee engaged Southlea Group to conduct an annual update to the comprehensive compensation risk assessment completed in 2024. Southlea noted that there were no material changes to the executive compensation program from the prior year assessment. Southlea concluded that Fortis has a responsible and effective approach to risk management and executive compensation governance and there were no risks identified with respect to Fortis' executive compensation policies and practices that would be reasonably likely to have a material adverse effect on the corporation.

A comprehensive risk assessment is completed every three years, with the next detailed assessment scheduled for 2027.

Compensation review

Southlea Group provided input on compensation reviews to ensure our compensation program aligns with our strategy and to compare our compensation policies to market practice. You can read about the changes implemented in 2025 beginning on page 44. We are also implementing some program changes in 2026, which are summarized on page 49. Details will be provided in our 2027 management information circular.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs and RSUs. These vest over the long term to better align with shareholder interests and mitigate risk. See page 59 to read about our long-term incentive plans.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We assess multiple performance factors to align the interests of executives and shareholders.

●	The annual incentive links pay to performance by using measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on EPS performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance for a performance factor is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

For 2025, our corporate targets under the annual incentive included two financial measures – EPS and a FFO to debt ratio – which combined accounted for 60% of the corporate performance assessment. A sustainability and people performance category, including safety, reliability and other measures, accounted for the remaining 40%.

●	PSUs link pay directly to performance against pre-established measures – cumulative EPS, TSR relative to peers, and carbon emissions reduction beginning in 2022 and subsequently replaced by a climate-related measure for 2025. If the minimum level of performance for

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

a performance factor is not met, the payout is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor's (S&P)) at the end of the three-year performance period. Beginning with the 2024 grant, PSUs are settled in cash or Fortis common shares. Previous grants are settled only in cash.
●	RSUs are tied to the price of our common shares, thereby aligning the interests of management and shareholders. RSUs can be settled in cash or Fortis common shares.
●	Stock options were awarded to Canadian-resident named executives and other members of senior management prior to 2022 to motivate and retain senior talent and to reward significant performance achievements.

The human resources committee may make appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 46.

NEW IN 2025

Annual incentive

●
Updated sustainability and people measures, focused on wildfire and climate risk mitigation and employee engagement, weighted at 5% each, and introduced a new customer satisfaction measure, also weighted at 5%, with no change to the total 40% weighting of the sustainability and people category. This category also includes safety and reliability measures
●
Replaced the all-injury frequency rate (AIFR) safety measure with a total recordable incident rate (TRIR) weighted at 7.5% and incorporated a new measure for injury severity weighted at 7.5%
●
Adjusted the corporate performance weighting for the EVP, Operations and Technology from 70% to 90% and eliminated the 20% previously allocated to subsidiary performance; all named executives had the same corporate and individual weightings in 2025.

Further information about the program changes implemented for 2025 is detailed beginning on page 54.

Long-term incentive – PSUs

●
Introduced a new climate-related performance measure for the 2025 PSU award at a 10% weighting to replace the previous carbon emissions reduction measure. The new measure focuses on actions and outcomes that support climate adaptation and mitigation and reduction of GHG emissions. See page 62 for further information.

Share ownership requirements

●
Revised the share ownership policy effective May 2025, which provides for a change in the approach for non-compliance with executive share ownership requirements. This change aligns our policy with market practice and is not a result of any instances of non-compliance
●
If an executive fails to meet their minimum share ownership requirement, they are required to take the following measures, to the extent necessary to comply: (i) settle vested PSUs and RSUs in Fortis common shares, where eligible or permitted; and (ii) use after-tax cash proceeds received from the settlement of vested PSUs and RSUs to acquire Fortis common shares. The executive is required to hold and not dispose of Fortis common shares, including shares received upon settlement of PSUs and RSUs, or on the exercise of stock options, where applicable, to satisfy the applicable share ownership requirements
●
The committee maintains discretion to restrict the grant of future long-term incentive awards if an executive fails to comply with the policy. Previously, when an executive failed to meet the minimum share ownership requirement, they were not eligible for future long-term incentive awards for the later of one year or until they were in compliance with the requirement.

4. Share ownership requirements

We require our executives to hold equity in Fortis to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, and any RSUs they hold. Share ownership requirements increase by executive level. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

All of the named executives met their share ownership requirement on December 31, 2025. This was calculated using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis common shares on the NYSE for the five trading days ending December 31 for Mr. Hutchens, as a U.S. resident, and the TSX for the five trading days ending December 31, for all other named executives, in the assessment of compliance with the share ownership requirement.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

The table below shows the share ownership details for each named executive as at March 20, 2026. We used their annual base salary at December 31, 2025 and $75.65, the closing price of our common shares on the TSX on March 20, 2026, to determine the market value of their shareholdings and compliance as of the date of this circular.

	Share ownership				Meets requirement/
	requirement				ownership (as a
	(as a multiple	Shares owned	RSUs owned	Total shares and RSUs	multiple of
	of base salary)	(#/$)	(#/$)	(#/$)	base salary)
David Hutchens	6x	140,415/$10,622,395	128,809/$9,744,401	269,224/$20,366,796	yes (11.9x)
President and CEO
Jocelyn Perry	3x	61,303/$4,637,572	24,371/$1,843,666	85,674/$6,481,238	yes (8.6x)
EVP, CFO
James Reid	3x	38,727/$2,929,698	20,270/$1,533,426	58,997/$4,463,124	yes (6.1x)
EVP, Sustainability and CLO
Gary Smith	3x	46,407/$3,510,690	20,189/$1,527,298	66,596/$5,037,988	yes (6.9x)
EVP, Operations and Technology
Stuart Lochray	3x	21,792/$1,648,565	14,716/$1,113,265	36,508/$2,761,830	yes (4.6x)
EVP, Strategy and Business Development

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO who will review with the chair of the human resources committee and discuss the possibility of an alternate plan that balances the goals of the policy and the executive's circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2025.

Post-retirement equity commitment

When an executive retires, they maintain an equity interest in Fortis through their holdings in PSUs, RSUs and stock options (as applicable). Upon retirement, all PSUs held by the executive continue to vest in accordance with the normal schedule based on performance, relative to pre-established criteria, during the relevant period. RSUs held by the executive at retirement continue to vest in accordance with the normal schedule.

5. Governance policies

We operate in a regulated business. Regulators review aspects of our operating subsidiaries compensation practices relevant to customer rates. We have also adopted policies to mitigate risk and promote good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers, and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities. Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares and pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our insider trading policy. No exceptions were granted in 2025.

Directors, officers, and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or the EVP, Sustainability and CLO. The same also applies if an officer wants to exercise stock options.

Executives who have received stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The Fortis executive compensation clawback policy applies SEC and NYSE clawback rules on a mandatory basis to specified Fortis executives and on a discretionary basis for all other Fortis executives. Clawback is triggered by an accounting restatement due to material non-compliance with any financial reporting requirement under securities law, and covers the three fiscal years preceding the date that Fortis is required to prepare an accounting restatement. The board shall promptly recoup the amount of incentive-based compensation granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure that exceeds the amount of incentive-based compensation that would have been received had the incentive-based compensation been determined based on the restated financial statements.

Sarbanes-Oxley Act of 2022 (U.S.) (SOX) clawback requirements apply to all Fortis executives. In the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable laws, or in the event of fraud, gross negligence, or intentional misconduct by an executive, whether or not such conduct gives rise to a restatement, the board may determine to recoup compensation, require repayment of, or cancel any compensation linked to the financial or share performance of Fortis paid,

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

awarded or granted to any executive and any profits realized from the sale of Fortis securities by an executive, in each case in respect of the 12-month period following the first public issuance or filing of the financial results that are subject of the restatement or any event of fraud, gross negligence, or intentional misconduct.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions, including the vesting of equity awards in special circumstances. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial, sustainability, and people results, circumstances that may have influenced individual or corporate performance, and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

Compensation design and decision-making

Compensation structure

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe in transparency and keeping the program easy to administer.

Compensation is structured in three categories to reward executives for performance over different time horizons: short term, long term, and full career. This ensures executives are focused on both short- and long-term objectives.

Our compensation program is designed to attract and retain highly qualified executives and motivate strong business performance. Our program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

The graph to the right shows the 2025 compensation mix for the President and CEO. The compensation disclosed for full-career performance represents the annual company contributions to a deferred compensation plan (See page 67).

The compensation structure for the President and CEO and other named executives is summarized in the table below.

Current year performance	Annual base salary	● Fixed level of compensation based on role, competitive with the market
Annual incentive (At risk) (See page 51)
●
Cash bonus based on corporate and individual performance against pre-determined targets (new for 2026 – based 100% on corporate performance. See page 49)
●
Motivates executives to achieve strong annual business performance and align executive and shareholder interests

Long-term performance 75% PSUs 25% RSUs	Performance share units (PSUs) (At risk) (See page 60)
●
Equity-based incentive for strong future performance and alignment of executive and shareholder interests
●
Vest at the end of three years based on absolute and relative performance against pre-established measures. PSUs previously awarded under the 2015 PSU plan were settled in cash based on our share price; PSUs granted on or after January 1, 2024, under the Omnibus Plan, may be settled in cash or Fortis common shares issued from treasury. See Omnibus Plan beginning on page 76
●
Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

Restricted share units (RSUs) (At risk) (See page 60)
●
Equity-based incentive associated with ongoing executive service, supporting long-term growth and alignment of executive and shareholder interests
●
Vest at the end of three years based on our share price. RSUs previously awarded under the 2020 RSU plan were settled in cash or Fortis common shares purchased on the TSX or NYSE, except if an executive is continuing to work towards meeting their share ownership

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requirement. RSUs granted on or after January 1, 2024, under the Omnibus Plan, may be settled in cash or Fortis common shares issued from treasury. See Omnibus Plan beginning on page 76
●
Earn additional RSUs as dividend equivalents for dividends paid on our common shares during the performance period

Full-career performance	Employee share purchase plan (ESPP) (See page 65)
●
Employee plan that encourages share ownership
●
Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

	Retirement benefits (See pages 67 and 82)	● Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement, and deferred compensation plans

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compensation decision-making

benchmarking to the median

We benchmark our compensation annually to monitor market trends and to make sure we pay competitively. We target executive compensation at approximately the median of the market.

Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends, and best practices. For the CEO and other named executives, the human resources committee reviews the information and recommends any compensation adjustments to the board. There were no changes to the compensation comparator group for 2025.

The North American comparator group includes a mix of Canadian and U.S. utilities and a more select list of companies in related industries in Canada as shown in the image to the right. All 20 companies in the group are publicly traded and are similar in size to Fortis based on revenue, market capitalization, and total assets. Fortis ranks near the 50th percentile of the compensation comparator group.

For compensation benchmarking, we treat the U.S. dollar compensation values at par.

determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. At-risk pay is highest for the President and CEO and the amount of at-risk compensation realized varies from year to year based on corporate and individual performance and our share price as it relates to long-term incentive awards. The value of at-risk compensation is not guaranteed.

The graph to the right shows the actual 2025 compensation mix for each named executive. See 2025 executive compensation on page 50 for details.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

setting performance targets

Corporate and individual performance objectives are set for the annual incentive after the business plan has been approved by the board.

The President and CEO proposes corporate performance targets to the human resources committee which are challenging, fair, and do not encourage excessive risk-taking. Targets are reviewed in the context of alignment with shareholder interests, general economic factors and business conditions, anticipated regulatory proceedings, and the relative contribution to earnings of the business segments when determining the corporate performance targets.

Utility regulatory decisions, foreign exchange, and general economic factors can affect earnings growth from year to year. The committee considers past performance and pay outcomes based on different performance scenarios, and may consult with external consultants before recommending the incentive plan targets to the board for approval.

Our named executives also have individual performance objectives that are reviewed and approved by the committee and the board. The objectives support the business plan and our strategic priorities. Beginning in 2026, the annual incentive for our named executives will consist solely of corporate performance targets (see below for 2026 program changes).

The committee also establishes performance targets for the PSU awards with reference to the business plan and our long-term strategy.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate and individual performance against the pre-determined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances, and recommends the annual incentive awards to the board for approval.

The committee recommends any salary adjustments for the named executives to the board, approves grants of long-term incentive awards, and approves the performance assessment for vested PSU awards and the related payout.

using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards.

2026 PROGRAM CHANGES

We are implementing a number of changes to our compensation program in 2026 to support our company strategy and good governance.

Annual incentive

●
Increased the weighting of the FFO to debt measure by 5% to 15% with a corresponding decrease to the EPS measure by 5% to 45%. There is no change to the total 60% weighting of the financial measures
●
Added a new measure in the sustainability and people category, focused on climate resiliency, at a 5% weighting. There is no change to the total 40% weighting of the sustainability and people category, which continues to include people (safety and employee engagement) and customer (reliability and customer satisfaction) measures
●
Removed the individual performance measure, weighted at 10%, for the named executives, with corporate performance measures now comprising 100% of the annual incentive.

Long-term incentive – PSUs

●
Updated the 2026 PSU design to remove the former climate-related performance measure, weighted at 10%, and increased the weighting of each of the cumulative EPS and relative TSR performance measures to 50% from 45%.

Further details will be provided in our 2027 management information circular.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

2025 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links our overall corporate strategy and rewards corporate and individual performance.

Our strategy leverages our operating model, geographic and regulatory diversity, operating expertise, reputation, and financial strength to drive sustainable growth and deliver a cleaner energy future.

We have identified the following key strategic initiatives to achieve the growth that our shareholders expect:

1.	Maintain strong regulatory relationships
2.	Prioritize safety, reliability, and customer affordability
3.	Execute our capital investment plan
4.	Advance climate strategies with a focus on resiliency and adaptation initiatives
5.	Adopt technologies and innovations to strengthen system resiliency and security
6.	Focus on our people and a culture of engagement and inclusion
7.	Maintain our focus on our customers and the communities we serve
8.	Maintain investment-grade credit ratings
9.	Capitalize on load growth opportunities
10.	Uphold the highest standards of good governance.

Fortis continues to deliver value to its shareholders through the execution of key priorities and continued dividend growth. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 68.

The table below shows the breakdown of 2025 total direct compensation for the named executives. Note that the value of the PSUs and RSUs is not guaranteed and reflects the grant value on January 1, 2025. You can read more about our incentive plans beginning on page 51.

			Annual		Performance		Restricted			At-risk
	Base salary		incentive		share units		share units		Total	portion
David Hutchens	$1,747,250	(1)	$2,885,059	(1)	$7,756,570	(2)	$2,585,523	(2)	$14,974,402	88%
President and CEO
Jocelyn Perry	$750,000		$793,000		$1,406,250		$468,750		$3,418,000	78%
EVP, CFO
James Reid	$730,000		$766,000		$1,149,750		$383,250		$3,029,000	76%
EVP, Sustainability and CLO
Gary Smith	$730,000		$766,000		$1,149,750		$383,250		$3,029,000	76%
EVP, Operations and Innovation
Stuart Lochray	$600,000		$634,000		$855,000		$285,000		$2,374,000	75%
EVP, Strategy and Business Development

(1)	Mr. Hutchens is a U.S. resident and his salary and annual incentive have been converted from U.S. dollars to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.
(2)	The value of PSUs and RSUs granted to Mr. Hutchens on January 1, 2025 has been converted from U.S. dollars to Canadian dollars using the December 31, 2024 exchange rate of US$1.00 = $1.4389.

Salary

Any salary adjustments usually go into effect on January 1. The committee considers market adjustments to appropriately position pay compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive's depth of skills and experience. The committee brings forward any recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 72 for the salaries paid to the named executives in the last three fiscal years.

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Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate and individual performance against pre-determined targets and objectives for the year. The 2025 target award, which varies by role, and performance weightings are provided below.

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Individual	Total
David Hutchens	125%	90%	10%	100%
President and CEO
Jocelyn Perry	80%	90%	10%	100%
EVP, CFO
James Reid	80%	90%	10%	100%
EVP, Sustainability and CLO
Gary Smith (new performance mix weightings in 2025)	80%	90%	10%	100%
EVP, Operations and Innovation
Stuart Lochray (1)	80%	90%	10%	100%
EVP, Strategy and Business Development

(1)

Target award was increased for 2025 from 60%, reflecting benchmarking to the 2025 compensation comparator group. We target executive compensation at approximately the median of the market. The increase reflects Mr. Lochray's appointment to EVP, Strategy and Business Development, effective January 1, 2025, and positioning near median of the comparator group.

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

●
If we do not achieve a minimum level of performance, the payout for that measure is zero
●
Generally no awards are paid if corporate performance is below threshold performance
●
If individual performance is judged to be unsatisfactory, no award is paid even if certain threshold performance or targets are met
●
The award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 46
●
All circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual FFO to debt ratio against target, as recommended by the human resources committee.

2025 annual incentive performance summary

The 2025 corporate performance factor, which measures financial performance and sustainability and people performance, was assessed at 130.1% as follows:

2025 Corporate performance	Result	Weighting	Performance factor
Financial performance				Details about our 2025
EPS	150.0%	50%	75.0%	EPS, FFO to debt ratio,
FFO to debt ratio (S&P)	0.0%	10%	0.0%	and sustainability and
Sustainability and people performance				people performance
Focused on climate and wildfire risk mitigation, employee engagement, safety, reliability, and customer satisfaction	137.8%	40%	55.1%	follow on pages 53 to 57.
Total		100%	130.1%

Individual performance was assessed at 150% for Mr. Hutchens, 150% for Ms. Perry, 140% for Mr. Reid, 140% for Mr. Smith and 150% for Mr. Lochray (see pages 58 and 59).

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The table below shows the calculation of the 2025 annual incentive. Amounts reflect adjustments due to rounding.

					Corporate		Individual
			Annual		performance		performance		Calculated		As a % of
	Salary	x	incentive	x	factor	+	factor	=	2025	Compared	2025 total
			target		(0 to 200%)		(0 to 200%)		annual	to target	direct
			(% of		x		x		incentive		compensation
			salary)		weighting (1)		weighting (2)

David Hutchens (3)	$1,747,250		125%		117.1%		15.0%		$2,885,059	132.1%	19.3%
Jocelyn Perry	$750,000		80%		117.1%		15.0%		$793,000	132.1%	23.2%
James Reid	$730,000		80%		117.1%		14.0%		$766,000	131.1%	25.3%
Gary Smith	$730,000		80%		117.1%		14.0%		$766,000	131.1%	25.3%
Stuart Lochray	$600,000		80%		117.1%		15.0%		$634,000	132.1%	26.7%

(1)	Reflects a 90% weighting
(2)	Reflects a 10% weighting.
(3)	The annual incentive award for Mr. Hutchens is paid in U.S. dollars and has been converted to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.

2025 Annual incentive performance assessment

In 2025, Fortis delivered net earnings attributable to common equity shareholders of $1.7 billion, or $3.40 per common share, and adjusted net earnings (non-US GAAP measure – see page 86) of $1.8 billion, or $3.53 per common share, up from $1.6 billion or $3.28 for 2024. The increase in adjusted earnings was primarily driven by rate base growth across the utilities. Growth in earnings was also due to the rebasing of costs effective July 2024 at Central Hudson, unrealized gains on derivative contracts, and the favourable impact of foreign exchange. The increase was partially offset by higher costs associated with rate base growth not yet reflected in customer rates, lower retail electricity sales due to milder weather, and lower margins on wholesale electricity sales at UNS Energy; the expiration of a regulatory incentive at FortisAlberta; and higher stock-based compensation and holding company finance costs. Lower earnings from FortisTCI and Fortis Belize, net of finance cost savings associated with the proceeds received on the dispositions, also unfavourably impacted results.

Our commitment to advancing our sustainability and people priorities continued in 2025. Significant progress was achieved on wildfire and climate risk mitigation. Highlights included the completion of climate vulnerability assessments at all of our utilities and the implementation of public safety power shutoff (PSPS) programs at FortisAlberta, UNS Energy, and FortisBC. Wildfire risk mitigation actions were implemented across the company, based on local risk profiles, and mitigation efforts were identified for 2026. In November 2025, S&P revised the outlook for Fortis and certain of its subsidiaries from negative to stable, citing improvement in the corporation's FFO to debt ratio and developments at the subsidiaries to mitigate physical risks, namely wildfires (see page 54).

Employee engagement initiatives in 2025 focused on improving the enterprise-wide engagement survey score relative to the baseline 2023. We achieved meaningful improvements in engagement this year and continue to prioritize these initiatives.

We remain committed to our strong safety culture and delivering reliable electricity and natural gas to customers. Our safety and reliability results in 2025 were at or above the top quartile relative to industry peers for most measures.

Customer satisfaction results for 2025 demonstrated our continued focus on enhancing customer experience and prioritizing customer engagement to ensure that customer value and affordability remain at the forefront of our operations.

The human resources committee reviewed and approved the targets and results and included them with their compensation recommendations to the board for its review and approval (see page 49).

A detailed discussion of our 2025 performance under the annual incentive begins on the next page. See pages 86 and 87 for information about non-US GAAP measures used for the annual incentive.

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2025 Annual incentive

The annual incentive for 2025 is based on actual corporate and individual performance against pre-determined targets and objectives for the year.

g

1. 2025 Corporate performance factor: 130.1%

		2025	Annual incentive
	Result	Weighting	result (% of target)
Financial performance (60%)
EPS	150.0%	50%	75.0%
FFO to debt ratio (S&P)	0.0%	10%	0.0%
Sustainability and people performance (40%)
Wildfire and climate risk mitigation	170.0%	5%	8.5%
Employee engagement	140.0%	5%	7.0%
Safety performance (new measures in 2025)
- TRIR	200.0%	7.5%	15.0%
- Injury Severity	125.0%	7.5%	9.4%
Reliability
Electrical system reliability
- SAIDI	175.0%	4%	7.0%
- FSLO (new weighting in 2025)	0.0%	3%	0.0%
Gas system performance (new weighting in 2025)	120.0%	3%	3.6%
Customer satisfaction (new in 2025)	92.5%	5%	4.6%
2025 Corporate performance factor			130.1%

Financial performance: 60% total weighting

EPS: 50% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2025, these were set with reference to our annual business plan as approved by the board, actual results for the prior year, any new information subsequent to the approval of the business plan, and growth expectations.

Determining the payout

The table below sets out our 2025 target and related payout levels for EPS. The award is capped at 200% of target and the payout is zero if the minimum level of performance is not achieved (see page 51 for details).

Minimum	Target	Stretch	Maximum
(50%)	(100%)	(150%)	(200%)
$3.36	$3.42	$3.46	$3.49
The graph to the right shows our 2025 adjusted EPS for annual incentive purposes of $3.46 against the target, resulting in a payout of 150.0%. 2025 EPS results

Target	Reported	Adjusted EPS for	2025 Annual incentive
EPS	EPS	annual incentive (1)	result (% of target)
$3.42	$3.40	$3.46	150.0%

(1)	Non-US GAAP measure (see pages 86 and 87). See Things to Note for information on EPS adjustments, including foreign exchange.

THINGS TO NOTE

Reported 2025 EPS of $3.40 was adjusted to exclude the $63 million loss on the dispositions of the corporation's 100% ownership in FortisTCI and Fortis Belize and its 33% ownership in Belize Electricity; add the $17 million dilutive earnings impact associated with the 2025 dispositions post close; and remove the favourable earnings impact of approximately $50 million associated with the higher 2025 actual average foreign exchange rate of 1.40 compared to the rate of 1.35 assumed in the annual EPS target.

The net impact of the above adjustments increased reported EPS by $0.06, resulting in an EPS of $3.46 for annual incentive purposes.(1) These adjustments were made to ensure our executives are compensated for creating long-term value for shareholders and to reflect the performance of the business under management's reasonable control in relation to the board approved targets. No further adjustments were applied.

(1)Non-US GAAP measure (see pages 86 and 87).

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Financial performance (continued)

FFO to debt ratio (S&P credit metric): 10% weighting

FFO means funds from operations, or earnings before interest, tax, depreciation and amortization less cash taxes and cash interest. FFO and debt in this ratio include the impact of adjustments under S&P's methodology. The measure retains our focus on cash flow and emphasizes the importance of improving the S&P credit metric.

Target and related payout levels were determined with reference to our annual business plan as approved by the board.

Determining the payout

The table below sets out our 2025 FFO to debt ratio target and related payout levels. The award is capped at 200% of target and the payout is zero if the minimum level of performance is not achieved (see page 51 for details).

Minimum	Target	Stretch	Maximum
50%	100%	150%	200%
11.6%	12.0%	12.1%	12.2%

The graph to the right shows our 2025 FFO to debt ratio for annual incentive purposes of 11.5% adjusted for the impact of foreign exchange, against the target, resulting in no payout for 2025. This result for 2025 was primarily due to lower cash earnings.

9 pt font, 0 pt A/ 3 pt B .1” L/R indent

: Climate disclosure initiatives were well executed in 2024. Top quartile performance relative to peer companies was achieved (see page ●). Strong progress was also achieved on wildfire risk mitigation priorities (see page ●).
Employee engagement: We continued to progress our employee engagement initiatives in 2024. Efforts focused on understanding our 2023 survey results and implementing action plans.

We achieved top quartile safety performance in 2024, relative to our industry peers, and exceeded target payout. Safety and injury prevention remain a key priority.

We continued to outperform industry averages in reliability and, in 2024, achieved or exceeded top quartile performance, relative to our industry peers, in each of electrical, transmission and gas system reliability. 9 pt font, 0 pt A/6 pt B .1” L/R indent

THINGS TO NOTE

The inclusion of a FFO to debt ratio as a performance measure reinforces our commitment to maintaining our investment-grade credit ratings. The FFO to debt ratio for annual incentive purposes of 11.5%, was calculated in accordance with S&P's methodology and with year-end U.S. dollar-denominated debt adjusted to reflect the average annual foreign exchange rate. This is consistent with the calculation for target purposes, which assumed an average foreign exchange rate for both FFO and debt.

On an unadjusted basis, the FFO to debt for 2025 was 11.6%.

Sustainability and people performance: 40% total weighting

Performance measures focus on wildfire and climate risk mitigation, employee engagement, safety, reliability, and customer satisfaction.

Wildfire and climate risk mitigation (5% weighting)

Wildfire and climate risk mitigation remains a priority for Fortis and this measure builds upon the wildfire risk mitigation measure introduced in 2024. Target performance focused on advancing operational practices and situational awareness to enhance operational resilience to wildfire risk.

Determining the payout

Our 2025 wildfire and climate risk mitigation target, payout levels and results are outlined as follows:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
Climate vulnerability assessments completed at all utilities	Threshold + implementation of PSPS at FortisAlberta, FortisBC, and UNS Energy	Target + implementation of wildfire risk mitigation action plans at all utilities based on local wildfire risk or improvement in S&P rating outlook with no rating downgrade	Target + implementation of wildfire risk mitigation action plans at all utilities based on local wildfire risk and improvement in S&P rating outlook with no rating downgrade

The award is capped at 200% of target and the payout is zero if the minimum level of performance is not achieved (see page 51 for details).

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Sustainability and people performance: 40% total weighting (continued)

2025 WILDFIRE RISK MITIGATION HIGHLIGHTS
●
All utilities completed climate vulnerability assessments
●
PSPS programs were implemented at FortisAlberta, UNS Energy, and FortisBC
●
Enhanced wildfire risk mitigation actions across all utilities, tailored to local risk profiles
●
Wildfire mitigation action plans completed across all utilities, outlining mitigation measures scheduled for 2026 and long-term initiatives aligned with nine critical elements including: risk assessment; situational awareness; operational practices; wildfire response and recovery; asset inspections and management; vegetation management; grid design and hardening; communications planning; and employee safety
●
S&P revised the outlook for Fortis and certain of its subsidiaries from negative to stable in November 2025, citing improvement in the corporation's FFO to debt ratio and developments at the subsidiaries to mitigate physical risks, namely wildfires.

The human resources committee acknowledged the progress achieved in 2025 and concluded that the wildfire and climate risk mitigation priorities were well executed, exceeding target and stretch payout requirements, with performance approved at 170% for this measure.

Employee engagement (5% weighting)

We continued to progress our employee engagement initiatives in 2025. The 2025 employee engagement measure targeted improvement in the enterprise-wide engagement survey score relative to the 2023 baseline.

Determining the payout

Our 2025 target enterprise-wide engagement survey score and related payout levels are outlined below:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)

If our survey result falls within the noted performance levels, the multiplier is determined using linear interpolation. The award is capped at 200% of target and the payout is zero if the minimum level of performance is not achieved (see page 51 for details).

3.84	3.90	3.95	4.03

The human resources committee acknowledged the progress achieved in 2025 and approved the payout of 140%, based on the enterprise-wide engagement score of 3.94 relative to the approved target level.

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Sustainability and people performance (continued)

Targets for our safety and reliability measures were set with reference to our historical results and industry peer group historical performance.

Safety performance (15% weighting)

New in 2025 (see page 44)

For safety performance measurement, we introduced the TRIR to replace the AIFR measure and incorporated a new measure for injury severity. Both safety measures are equally weighted at 7.5%.

Determining the payouts

The tables below show how we assess safety performance:

TRIR (7.5%)

Calculated based on total injuries (medical aid, restricted duty and lost time)

per 200,000 hours worked

Actual performance vs target	Payout	Our 2025 TRIR result of 0.99 was our best result on record. Relative to our target of 1.14, we achieved the maximum level of performance, equating to a 200% payout.
Below threshold (less than minimum)	0%
Minimum (target + 9%)	50%
Target	100%
Stretch (target -2%)	150%
Maximum (target -4%)	200%
Injury Severity (7.5%) Calculated by weighting each injury (medical aid, restricted duty and lost time) based on severity of injury
Actual performance vs target	Payout

We demonstrated improvement in injury severity in 2025 with a result of 0.90, also a best result on record for Fortis. Relative to the target of 0.92, we achieved a payout of 125%. We remain committed to continuous improvement in our safety performance.

Below threshold (less than minimum)	0%
Minimum (target +4.5%)	50%
Target	100%
Stretch (target -4.5%)	150%
Maximum (target -9%)	200%

Reliability (10% weighting)

Reliability targets reflect utility industry standard measures.

●	Electrical system reliability:
–	System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology
–	Forced, Sustained Line Outages (FSLO) for ITC
●	Gas system performance: Gas Leaks per Customer

Determining the payouts

We achieved or exceeded top quartile performance in 2025 relative to our industry peers. The tables below show how we assess our electrical system and gas system reliability performance:

SAIDI (4%)		FSLO (ITC) (3% new weighting)		Gas system (3% new weighting)
Actual performance vs target	Payout	Actual performance vs target	Payout	Actual performance vs target	Payout
Below threshold (less than minimum)	0%	Below threshold (less than minimum)	0%	Below threshold (less than minimum)	0%
Minimum (target + 4%)	50%	Minimum (target + 20%)	50%	Minimum (target + 7%)	50%
Target	100%	Target	100%	Target	100%
Stretch (target -2%)	150%	Stretch (target -10%)	150%	Stretch (target -7%)	150%
Maximum (target -4%)	200%	Maximum (target -20%)	200%	Maximum (target -13%)	200%

We attained strong performance in electrical system reliability (SAIDI) for 2025 with a result of 1.86, relative to the target of 1.92. This resulted in a near maximum payout result of 175%.

Transmission system reliability (FSLO) at ITC was significantly impacted by weather events in 2025, with a result of 87 relative to the target of 70. This result was below threshold and there was no payout for this measure in 2025.

We exceeded target level for gas system performance in 2025 with a result of 1.39 relative to our target of 1.43. This equated to a payout of 120% for 2025.

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Customer Satisfaction (5% weighting)

New in 2025

Given the use of varied customer satisfaction measures across our utilities, the customer satisfaction result for Fortis was calculated on a enterprise-wide basis using the actual 2025 customer satisfaction result for each subsidiary weighted based on customer count.

For 2025, our combined customer satisfaction result was near target at 92.5%. We remain committed to enhancing customer experience, with an emphasis on affordability and reliability. We are focused on controlling costs, identifying efficiencies, and implementing innovative practices to benefit the customers and the communities we serve.

Summary of 2025 sustainability and people performance results

				Annual incentive result
	Target	Actual result	Weighting	(% of target)
Sustainability & Climate
Wildfire and climate risk mitigation	Climate vulnerability assessments at all utilities and implementation of PSPS at FortisAlberta, FortisBC and UNS	170%	5.0%	170.0%
People performance
Employee engagement	Enterprise-wide engagement survey score at 60th percentile (3.90)	3.94	5.0%	140.0%
Safety - TRIR	1.14	0.99	7.5%	200.0%
Safety - Injury Severity	0.92	0.90	7.5%	125.0%

Customer
Electrical system reliability
– SAIDI	1.92	1.86	4.0%	175.0%
– FSLO (ITC)	70	87	3.0%	0.0%
Gas system performance
– Gas Leaks per Customer	1.43	1.39	3.0%	120.0%
Customer satisfaction	Average annual actual result for applicable Fortis subsidiaries, weighted using customer count	92.5%	5.0%	92.5%

2025 Sustainability and people performance result			40.0%	137.8%

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2. 2025 Individual performance: 10% weighting

Each named executive is assessed on general performance relative to key accountabilities and 2025 functional performance priorities as described below. No incentive award is granted if individual performance is judged to be unsatisfactory.

David Hutchens, President and CEO
2025 individual performance factor: 150%

As President and CEO, Mr. Hutchens is responsible for setting the strategic direction and ensuring the long-term success of Fortis. He is accountable to the board for driving overall financial performance, advancing our sustainability strategy, and delivering the growth and innovation shareholders expect. He ensures that Fortis meets stakeholder expectations by providing cleaner energy in a safe, reliable, and cost-effective manner, while also leading the development and assessment of Fortis' executive leadership.

Mr. Hutchens provided strong strategic leadership in 2025. Under his direction, Fortis executed $5.6 billion in capital investments and advanced a new, record five-year capital plan totaling $28.8 billion, representing an increase of $2.8 billion over the prior plan.

He maintained a sharp focus on system reliability and safety, with strong performance achieved in 2025. He oversaw the advancement of climate adaptation efforts, including the implementation of PSPS programs in multiple jurisdictions, and drove enterprise-wide wildfire-mitigation strategies.

In 2025, Mr. Hutchens strengthened Fortis' financial resilience through disciplined execution, contributing to achieving adjusted EPS of $3.53, and supporting credit rating improvements, including the removal of S&P's negative outlook on our credit ratings. His leadership also continued to drive meaningful progress in employee engagement, with enterprise-wide action planning and execution.

He further supported talent development and succession planning and maintained Fortis' position as a governance leader. His strategic clarity, combined with steady operational and financial execution, resulted in significant, measurable value creation for shareholders and stakeholders.

Jocelyn Perry, EVP, CFO
2025 individual performance factor: 150%

As EVP, CFO, Ms. Perry is responsible for Fortis' overall financial stewardship, including capital planning, funding strategy, and balance-sheet strength in support of Fortis' continued growth. She also oversees financial reporting, ensures the integrity of disclosures, and leads Fortis' investor relations strategy.

Ms. Perry delivered strong financial stewardship and capital markets leadership during 2025. She executed the enterprise's 2025 financing plan, including the corporate issuance of $600 million unsecured senior notes, $750 million inaugural subordinated hybrid notes, and the extension of the $1.3 billion corporate revolving credit facility to 2030. She also supported asset portfolio optimization activities with the dispositions of our investments in the Turks & Caicos and Belize. These activities helped further strengthen the balance sheet and enhanced funding flexibility in support of Fortis' regulated growth strategy.

Ms. Perry supported the oversight of the largest capital plan in Fortis' history, ensuring financial discipline and capital availability while delivering adjusted EPS growth of 5% in 2025, based on a constant U.S. dollar-to-Canadian dollar exchange rate. She engaged with credit rating agencies, leading to the removal of S&P's negative outlook on our credit ratings and obtaining Fortis' inaugural Fitch credit rating. Her leadership extended to enhancing the enterprise's investor relations strategy with clear messaging on regulatory activities, capital and funding plans, and growth opportunities.

Ms. Perry's executional rigor and strategic influence were pivotal in reinforcing Fortis' financial strength in 2025.

James Reid, EVP, Sustainability and CLO
2025 individual performance factor: 140%

As EVP, Sustainability and CLO, Mr. Reid provides enterprise-wide leadership of Fortis' sustainability agenda and oversees the strategic direction and effective management of the governance, compliance, legal, people, government relations, and communications functions. He is responsible for minimizing legal and regulatory risk by advising Fortis and its board on significant legal and regulatory matters and for ensuring strong governance practices across the organization.

In 2025, Mr. Reid delivered strong enterprise leadership. He supported key board governance initiatives, including an enhanced board assessment process, board succession planning, and recruitment. Under his leadership, Fortis maintained its position as a governance leader, achieving strong governance ratings from select advisory firms and securing first place in The Globe and Mail's 2025 Board Games.

With Mr. Reid's oversight, Fortis continued to advance its sustainability leadership in a challenging external policy environment. Fortis progressed its integration of climate risk and business planning, completed climate vulnerability assessments across all utility subsidiaries, and published its 2025 Sustainability Report highlighting progress across a range of decarbonization and climate-risk mitigation priorities.

Mr. Reid further elevated the government relations function, enhancing advocacy with Canadian governments and policymakers on public policy matters of strategic importance to Fortis and its stakeholders. He also continued to advance enterprise talent development and

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succession planning, supporting the development of senior leadership pipelines across Fortis' subsidiaries. Mr. Reid oversaw the achievement of meaningful improvements in enterprise-wide employee engagement survey results.

His leadership ensured strong governance, stakeholder confidence, and alignment of sustainability, legal, people, and government relations strategies with enterprise priorities.

Gary Smith, EVP, Operations and Technology
2025 individual performance factor: 140%

As EVP, Operations and Technology, Mr. Smith has executive oversight of operational performance, safety, reliability, and capital investment activities across Fortis. He is also responsible for providing leadership over cybersecurity and technology functions.

During 2025, Mr. Smith supported strategic oversight of the execution of the $5.6 billion capital program and the delivery of the new, $28.8 billion multi-year capital plan. He provided executive leadership that strengthened operational excellence, achieving at or above top-quartile performance relative to industry peers for our gas and electric system reliability, and delivering the best safety results on record across the Fortis group. He also supported the advancement of wildfire mitigation efforts, including the implementation of PSPS programs in multiple jurisdictions.

Mr. Smith provided executive leadership supporting the advancement of the enterprise's cybersecurity maturity and incident-response readiness. He also provided strategic oversight leading to the implementation of innovative operational technologies to improve wildfire detection, situational awareness, and system performance.

Mr. Smith oversaw the successful transition of the Turks & Caicos and Belize operations upon their dispositions ensuring operational continuity. He continued executive oversight of the Wataynikaneyap Power project post-construction, ensuring a successful transition to operational integration.

His leadership materially advanced operational resilience, cyber readiness, and enterprise-wide innovation maturity.

Stuart Lochray, EVP, Strategy and Business Development
2025 individual performance factor: 150%

As EVP, Strategy and Business Development, Mr. Lochray provides executive oversight of Fortis' corporate strategy and all business development activities. He is responsible for leading Fortis' capital markets activity in support of Fortis' short- and long-term strategy, managing enterprise-wide banking relationships, and overseeing capital market issuances.

Mr. Lochray demonstrated strong leadership in capital markets activities in 2025, with $2.7B of long-term debt successfully raised across the enterprise. This included the execution of the corporate issuance of $600 million unsecured senior notes, $750 million inaugural subordinated hybrid notes, and extension of the corporate credit facility, ensuring sufficient access to capital to execute Fortis' long-term strategy.

He supported subsidiary teams in evaluating new growth opportunities emerging from federal and state policy shifts, competitive transmission processes, and evolving energy-market conditions. Mr. Lochray also oversaw our asset portfolio optimization activities in 2025 with the dispositions of our investments in the Turks & Caicos and Belize.

Mr. Lochray contributed to enterprise-wide credit rating agency engagement, which led to the removal of S&P's negative outlook on our credit ratings and obtaining Fortis' inaugural Fitch credit rating.

His strategic leadership strengthened Fortis' capacity to execute long-term regulated growth, maintain market confidence, and advance enterprise strategic priorities.

Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance, aligned with shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

●
Performance share units (PSUs)
●
Restricted share units (RSUs)

75% of equity-based compensation for senior executives is based on performance delivered through the granting of PSUs. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs.

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Amount

The long-term incentive award is granted annually, and the amount is based on competitive positioning and executive level. The 2025 target awards were as follows:

	Total target grant value (1)	Incentive mix
	(as % of salary)	PSUs	RSUs
David Hutchens
President and CEO	575%	75%	25%
Jocelyn Perry
EVP, CFO	250%	75%	25%
James Reid
EVP, Sustainability and CLO	210%	75%	25%
Gary Smith
EVP, Operations and Innovation	210%	75%	25%
Stuart Lochray
EVP, Strategy and Business Development	190%	75%	25%

(1)

Target awards were increased for 2025 as a result of benchmarking against comparable executive roles in the 2025 compensation comparator group. We target executive compensation at approximately the median of the market. The increase in 2025 reflects positioning near median of the comparator group.

PSUs

Vesting

PSUs are earned and vested on the later date on which the payment criteria are evaluated by the human resources committee against the pre-established measures subsequent to the payment criteria end date (see pages 61, 62 and 78).

Payout

Payout ranges from zero to 200% of target. PSUs previously awarded under the 2015 PSU plan are settled in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

The 2025 PSU grant was issued under the Omnibus Plan, which allows the option to settle in cash or Fortis common shares issued from treasury. Under the Omnibus Plan, the cash value of a vested PSU is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the TSX for Canadian taxpayers and on the NYSE in respect of all other participants. Settlement of PSU entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

PSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

See additional information on the Omnibus Plan on page 76.

Linking pay to performance

The ultimate value of the award is based on our performance against the pre-established measures (see page 61). If we do not achieve a minimum level of performance, the payout for that measure is zero. The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout. Beginning in 2024 under the Omnibus Plan, committee discretion may be used to require the settlement of awards in shares, subject to a maximum three-year vesting term for such award.

RSUs

RSUs previously awarded under the 2020 RSU plan are settled in cash, or Fortis common shares purchased on the TSX or NYSE, at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. Subject to applicable tax, an executive who is continuing to work towards meeting our share ownership requirement must receive 50% of the vested RSUs in shares. This requirement was removed in the Omnibus Plan for all grants effective on or after January 1, 2024.

The 2025 RSU grant was issued under the Omnibus Plan, which allows the option to settle in cash or Fortis common shares issued from treasury. Under the Omnibus Plan, the cash value of a vested RSU is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the TSX for Canadian taxpayers and on the NYSE in respect of all other participants. Settlement of RSU entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

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RSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person.

See additional information on the Omnibus Plan on page 76.

Stock options – no grants since 2022

Vesting

Outstanding stock options vested 25% each year beginning on the first anniversary of the grant date and expire after 10 years. All stock options are fully vested.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

2025 Long-term incentive awards

	PSUs (1)(2)			RSUs (1)(2)
			As a % of 2025			As a % of 2025
		Number	total direct		Number	total direct
	Grant value	of PSUs	compensation	Grant value	of RSUs	compensation
David Hutchens	$7,756,570	129,237	51.8%	$2,585,523	43,079	17.3%
Jocelyn Perry	$1,406,250	23,423	41.1%	$468,750	7,808	13.7%
James Reid	$1,149,750	19,151	37.9%	$383,250	6,384	12.7%
Gary Smith	$1,149,750	19,151	37.9%	$383,250	6,384	12.7%
Stuart Lochray	$855,000	14,241	36.0%	$285,000	4,747	12.0%

(1)	The number of PSUs and RSUs in the table reflect any adjustments due to rounding.
(2)	PSU and RSU awards for Mr. Hutchens are calculated and awarded in U.S. dollars and have been converted to Canadian dollars using the December 31, 2024 exchange rate of US$1.00 = $1.4389.

2025 PSU and RSU Awards

The 2025 PSU and RSU awards were granted on January 1, 2025 under the Omnibus Plan (see page 76) in accordance with the executive compensation policies of Fortis. The grant value was divided by $60.0365, the volume weighted average trading price of our common shares on the TSX for the five trading days ending December 31, 2024, to calculate the number of units awarded to our Canadian executives, and by US$41.7110, the volume weighted average trading price of our common shares on the NYSE for the five trading days ending December 31, 2024, to calculate the number of units awarded to all other participants.

PSU performance criteria

The performance period for the 2025 PSU awards is the three-year period from January 1, 2025 to the payment criteria end date of December 31, 2027. PSUs are earned and vested on the later date on which the payment criteria are evaluated by the human resources committee against the pre-established measures, as outlined below, subsequent to the payment criteria end date.

●
our three-year cumulative EPS compared to target EPS for the period (45%)
●
our three-year TSR compared to the TSR of companies in our performance peer group (45%)
●
our climate adaptation and mitigation activities and actions to support GHG emissions reductions (10%).

ABOUT EPS

EPS is a strong measure of absolute performance and is a common metric for assessing short- and long-term performance in the utility industry.

We use EPS in our annual incentive plan and our PSU awards to motivate strong business performance and align executive and shareholder interests over varied time horizons.

The payout multiplier for each measure is zero if we do not achieve threshold performance and capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- as designated by S&P.

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About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Below threshold (less than minimum)	0%	We set four performance levels for the cumulative EPS measure. Target cumulative
Minimum (target -6%)	50%	EPS for the 2025 PSU awards was set by the human resources committee with reference
Target	100%	to our annual business plan, actual results for the prior year, any new information
Stretch (target +3%)	150%	subsequent to the approval of the business plan, and growth expectations.
Maximum (target +6%)	200%

If our cumulative EPS falls within the above performance levels, the multiplier is determined using linear interpolation.

About TSR

Our TSR will be measured against a performance peer group of 23 publicly traded North American utility companies that we compete with for investors. The 2025 TSR performance peer group is consistent with the 2024 PSU award and is comprised of the following companies:

Alliant Energy Corp. Ameren Corp. Atmos Energy Corp. CMS Energy Corp. Canadian Utilities Ltd. CenterPoint Energy, Inc.	Consolidated Edison, Inc. DTE Energy Co. Edison International Emera Inc. Enbridge Inc. Entergy Corp.	Evergy, Inc. Eversource Energy FirstEnergy Corp. Hydro One Ltd. NiSource Inc. Pinnacle West Capital Corp.	PPL Corp. Public SVC Enterprise Group TC Energy Corporation WEC Energy Group Xcel Energy Inc.

The above companies were approved by the human resources committee based on several criteria, including size and complexity of the business.

The table below shows the median for the group compared to Fortis as at December 31, 2024.

	Market capitalization	Total revenue	Total assets	Debt/book	Dividend
	($ millions)	($ thousands)	($ thousands)	capitalization (%)	yield (%)
Median	$33,004	$11,782,382	$64,169,386	60.79%	3.61%
Fortis	$29,823	$11,508,000	$73,486,000	56.61%	4.12%

The human resources committee reviews the composition of the peer group annually and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Below threshold (less than minimum)	0%	The TSR performance threshold for maximum payout is P85 or higher.
Minimum: P30	50%
Target: P50 (median)	100%
Maximum: P85 or higher	200%

If our TSR falls within the 30th and 85th percentiles, the multiplier is determined using linear interpolation based on percentile performance.

About climate-related performance (new in 2025)

Our climate-related performance will be based on the achievement of initiatives to advance climate adaptation and support reduction in GHG emissions enterprise-wide.

Minimum (50%)	Target (100%)	Outperformance (>100% up to 200%)
Advance climate adaptation and mitigation activities across the business	Threshold + advance actions to support reduction of GHG emissions across our subsidiaries	Target + achievement of forecast climate-related metrics

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2025 PSU Payout (2022 PSU Award)

PSUs granted in 2022 under the 2015 PSU plan vested on January 1, 2025 based on our three-year performance on the three following pre-established measures:

●	our three-year cumulative EPS compared to our target EPS for the period (45% weighting)
●	our three-year TSR compared to the TSR of companies in our performance peer group (45% weighting)
●	our carbon reduction performance (10% weighting)

Our TSR was measured against the approved 2022 performance peer group, which consisted of 25 publicly traded North American utility companies that we compete with for investors.

The 2022 PSU payout multiplier was calculated at 118% as follows:

		Fortis				Fortis				Fortis carbon		2022 PSU
45%	x	cumulative EPS	+	45%	x	relative TSR	+	10%	x	reduction	=	payout
		payout of				payout of				payout of		multiplier
		194.1%				68.3%				0%		118.0%

Cumulative EPS 45% Weighting				+	Relative TSR 45% weighting			+	Carbon Reduction 10% weighting

Target and payout levels:					Target and payout levels:				Target and payout levels:

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)		Minimum (50%)	Target (100%)	Maximum (200%)		Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$8.22	$8.56	$8.82	$8.99		P30 (9.3%)	P50 (16.4%)	P85 or higher (46.7%)		5.0M	6.7M	8.4M	10M

The graph above shows our three-year cumulative adjusted EPS(1) of $8.97, resulting in a payout of 194.1%.					The graph above shows our three-year relative TSR of 11.3% at the 37th percentile of the 2022 PSU performance peer group, resulting in a payout of 68.3%.				The graph above shows our cumulative three-year scope 1 emissions reduction performance of 4.1 million tonnes, which was below the minimum level resulting in no payout.

(1)	Non-US GAAP measure (see pages 86 and 87)

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Strong EPS performance was largely attributed to new cost of capital parameters approved for FortisBC effective January 1, 2023, favourable weather and rate case outcomes in Arizona, and rate base growth above target. The actual reported cumulative EPS and the related payout associated with the 2022 PSU award, was adjusted to remove the net impact of ($0.15) related to: (i) the impact associated with higher average USD to Canadian dollar foreign exchange rates that were $0.05 over the rates reflected in the target EPS; (ii) the earnings impact associated with the disposition of Aitken Creek in November 2023; and (iii) the prior period unfavourable earnings impact of Federal Energy Regulatory Commission's (FERC) October 2024 MISO base ROE decision at ITC. See non-US GAAP measures beginning on page 86.

The adjustments were made to ensure our executives are compensated for creating long-term value for shareholders and to reflect the performance of the business under management's reasonable control in relation to the board approved targets for the 2022 PSU grant.

The 2022 PSU grant was the first to include a carbon reduction measure and, despite strong carbon reduction during the grant period, we did not achieve threshold level performance for this measure. Higher natural gas and market prices as well as record-breaking summer temperatures in Arizona in 2023 and 2024 resulted in higher than planned use of fossil-fuel generation resources to support reliability and customer affordability. While direct emissions decreased 17% over the three-year period, they were higher relative to target.

At December 31, 2024, our long-term corporate credit rating was A-, as designated by S&P.

The table below shows the calculation of payouts of the 2022 PSU awards based on the payout multiplier of 118% and the realized value. Payout amounts reflect any adjustments due to rounding.

					Number of PSUs					Realized value
	Payout		Number of		received as		Volume weighted			as a %
	multiplier	x	PSUs granted	+	dividend	x	average trading	=	Payout	of the
					equivalents		price			grant value

David Hutchens (1)	118.0%		80,328		10,262		$60.04		$7,075,768	131%
Jocelyn Perry (2)	118.0%		19,487		2,489		$60.04		$1,556,882	131%
James Reid (2) (3)	118.0%		16,150		2,041		$60.04		$1,288,750	131%
Gary Smith (2)	118.0%		16,208		2,071		$60.04		$1,294,949	131%
Stuart Lochray (2)	118.0%		10,314		1,318		$60.04		$824,059	131%

(1)

The award for Mr. Hutchens was paid out using US$47.35, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2024 of $60.04, converted to U.S. dollars using the exchange rate applicable to the PSU grant on December 31, 2021 (the business day prior to the grant date) of US$1.00 = $1.2678. The amount has been converted to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.

(2)	The award was paid out using $60.04, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2024.
(3)	The award for Mr. Reid included an incremental prorated grant, effective July 1, 2022, to reflect additional accountabilities associated with his appointment as EVP, Sustainability and CLO.

2025 RSU Payout (2022 RSU Award)

RSUs granted in 2022 vested on January 1, 2025 and the table below shows the calculation of the payout amounts and the realized value.

			Number of RSUs					Realized value
	Number of RSUs		received as		Volume weighted			as a %
	granted	+	dividend	x	average trading	=	Payout	of the
			equivalents		price			grant value

David Hutchens (1)	26,776		3,421		$60.04		$1,998,804	111%
Jocelyn Perry (2)	6,496		830		$60.04		$439,797	111%
James Reid (2)	5,010		640		$60.04		$339,201	111%
Gary Smith (2)	5,403		690		$60.04		$365,805	111%
Stuart Lochray (2)	3,438		439		$60.04		$232,785	111%

(1)

The award for Mr. Hutchens was paid out using US$47.35, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2024 of $60.04, converted to U.S. dollars using the exchange rate applicable to the RSU grant on December 31, 2021 (the business day prior to the grant date) of US$1.00 = $1.2678. The amount has been converted to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.

(2)	The award was paid out using $60.04, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2024.

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2026 PSU Payout (2023 PSU Award)

PSUs that were granted in 2023 vested on January 1, 2026, based on our cumulative EPS compared to target EPS, relative TSR and carbon reduction performance for the three-year PSU period, which could be modified by multiplying the combined payout result by one plus or minus up to five percentage points, based on the achievement of enterprise-wide executive representation objectives over the three-year period.

Our three-year TSR of 45.2% was at the 80th percentile of the performance peer group, resulting in a payout of 186.3%. The strength of our financial performance resulted in a cumulative EPS over the three-year performance period of $9.54, resulting in a 152.6% achievement. EPS performance over this period reflected overall higher rate base growth; rebasing of costs at Central Hudson; new cost of capital parameters approved for FortisBC, effective January 1, 2023; strong results from Arizona; and customer growth in Alberta.

For the 2023 PSU award, we achieved target level carbon reduction performance based on our three-year average corporate-wide scope 1 emissions of 7.9 million tonnes.

The human resources committee recognized meaningful improvements in executive representation, resulting in a positive 1.05x modifier applied to the combined 2026 payout result of the 2023 PSU award.

The combined payout multiplier of 170.6%, is calculated as follows:

		Fortis				Fortis				Fortis carbon				Modifier		2023 PSU
45%	x	cumulative EPS	+	45%	x	relative TSR	+	10%	x	reduction	=	162.5%	x	1 +/- up to	=	payout
		payout of				payout of				payout of				5 percentage		multiplier
		152.6%(1)				186.3%				100%				points 1.05		170.6%

(1)	The actual cumulative EPS and the related payout associated with the 2023 PSU award was adjusted to remove the net impact to EPS of ($0.20) related to: (i) the higher actual annual average USD to Canadian dollar foreign exchange rates relative to target; (ii) the loss on the 2025 dispositions of Fortis Belize, Belize Electricity, and FortisTCI, as well as the dilutive earnings impact associated with the 2025 dispositions post close; (iii) the earnings impact associated with the disposition of Aitken Creek in November 2023; and (iv) the prior period unfavourable earnings impact of FERC's October 2024 MISO base ROE decision at ITC. See non-US GAAP measures beginning on page 86.

The 2023 PSU award was paid out using $71.07, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2025.

Details about the payouts of the 2023 PSU awards in 2026, including the amounts paid to each named executive, will be included in our 2027 management information circular.

2026 RSU Payout (2023 RSU Award)

RSUs that were granted in 2023 vested on January 1, 2026 and were paid out using $71.07 the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2025.

Details about the payouts of the 2023 RSU awards in 2026, including the amounts paid to each named executive, will be included in our 2027 management information circular.

Employee share purchase plan (ESPP)

Background

All of the named executives are eligible to participate in the ESPP. In 2025, Mr. Reid, Mr. Smith and Mr. Lochray purchased shares under the ESPP. The plan gives full-time and part-time employees of Fortis and its affiliates a convenient way to invest in Fortis common shares and build equity ownership and a stake in our future success. Employees can invest a minimum of 1% up to a maximum of 10% of their annual base salary in a calendar year and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee's contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. Since September 1, 2012, we have generally issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information beginning on page 74).

The ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in: (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

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As of December 31, 2025, there were 1,168,512 common shares available for issuance under the ESPP, representing 0.23% of the total number of common shares issued and outstanding as of December 31, 2025. Since its inception in 2012, 6,522,253 shares have been purchased by employees under the ESPP, representing 1.29% of the total number of common shares issued and outstanding as of December 31, 2025. Shareholders approved the Third Amended and Restated 2012 Employee Share Purchase Plan at our 2022 annual and special meeting, which included an amendment to increase the share reserve under the plan by 3,000,000 shares, representing 0.59% of the total number of shares issued and outstanding as of the date of this circular.

The following table shows the burn rate for the last three years, calculated as the number of common shares purchased under the ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2025	2024	2023
Number of shares purchased	511,417	589,621	582,387
Weighted average number of shares outstanding	503,452,349	494,767,138	486,317,570
Burn rate	0.10%	0.12%	0.12%

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the ESPP vest immediately, other than shares purchased with the employer contribution which must be held for the earlier of a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee, however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments. Participants on parental leave are authorized for continued participation during the leave period.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in the case of death) must file a notice electing to: (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account, or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee's name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to applicable regulatory approvals:

●	amendments of a housekeeping nature
●	amendments necessary to comply with the provisions of applicable law or the rules of the TSX
●	amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan
●	amendments respecting the administration of the plan
●	amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee's base pay
●	amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee's contributions
●	amendments necessary to introduce vesting or retention periods
●	amendments necessary to suspend or terminate the plan.

66	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Shareholder approval by ordinary resolution is required for any amendment or change that:

●	increases the maximum number of shares reserved for issuance under the plan
●	amends the definition of eligible employee to broaden or increase insider participation
●	permits an employee to contribute more than 25% of their base pay in a calendar year
●	provides for any additional form of financial assistance to employees
●	amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee's contribution
●	removes, increases or exceeds the limits on insider participation
●	amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee's election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Ms. Perry, Mr. Reid, Mr. Smith, and Mr. Lochray are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($32,490 in 2025).

Defined contribution supplemental employee retirement plan

All of the named executives, except Mr. Hutchens, participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant's annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive's years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was first appointed an officer of Fortis, Mr. Hutchens' average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of January 1, 2018. UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

See Retirement benefits beginning on page 82 for the pension plan tables and information about our 2025 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

●	comprehensive life, health, long-term disability, dental and related benefits
●	company vehicle (including normal maintenance and operating costs) or car allowance
●	post-retirement health benefits.

2026 Management Information Circular	67

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Share performance and cost of management

The graph on the right compares our TSR over the past five years to the return of our 2025 TSR performance peer group, the S&P/TSX Composite Index and the S&P/TSX Capped Utilities Index. It assumes $100 was invested in our common shares, our 2025 TSR performance peer group and the two market indices on December 31, 2020, with reinvestment of dividends during the period.

Over the five-year period, Fortis' TSR performed largely in-line with the average of our TSR performance peer group and outperformed the S&P/TSX Capped Utilities Index. The underperformance relative to the S&P/TSX Composite Index was likely attributable to the strength of the banking, energy and mining sectors and a broader market rally from 2023 to 2025 highlighted by improving global risk sentiment.

(at December 31)	2020	2021	2022	2023	2024	2025
Fortis common shares (TSX: FTS)	$100	$122	$112	$118	$134	$166
Fortis 2025 TSR performance peer group (average) (see page 62)	$100	$118	$121	$118	$144	$167
S&P/TSX Composite Index	$100	$125	$118	$132	$160	$211
S&P/TSX Capped Utilities Index	$100	$112	$100	$100	$114	$136
% increase (decrease) in TSR of Fortis common shares from prior year	–	21.8%	(7.9)%	4.8%	14.2%	23.9%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the human resources committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the U.S., including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table that follows shows our growth since 2020. The graph to the right highlights our adjusted net earnings relative to the total compensation awarded to the CEO and the average total compensation awarded to the other named executives.

Increases to CEO compensation between 2021 and 2025 reflect: Mr. Hutchens' development in his role; compensation increases to keep pace with the North American talent market; Fortis' strong operating performance reflected in incentive plan awards; and foreign currency exchange with CEO compensation set and paid in U.S. dollars and converted to Canadian dollars. Average total compensation awarded to the other named executives reflects changes in executive leadership largely related to retirements.

(1) Non-US GAAP measure – see pages 86 and 87.

68	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

(at December 31)	2020	2021	2022	2023	2024	2025	% increase (decrease) over 2020
Total assets ($millions)	$55,481	$57,659	$64,252	$65,920	$73,486	$74,830	35%
Net earnings attributable to common equity shareholders ($millions)	$1,209	$1,231	$1,330	$1,506	$1,606	$1,714	42%
Adjusted net earnings attributable to common equity shareholders ($millions) (1)	$1,195	$1,219	$1,329	$1,502	$1,626	$1,777	49%
Adjusted EPS (1)	$2.57	$2.59	$2.78	$3.09	$3.28	$3.53	37%
Annual revenue ($millions)	$8,935	$9,448	$11,043	$11,517	$11,508	$12,170	36%
Total compensation awarded to the CEO (2)	$10,152,658	$9,138,356	$11,558,895	$14,398,098	$15,718,420	$17,303,041	70%	(2)
Average total compensation awarded to the other named executives, excluding the CEO (3)	$4,178,348	$3,416,015	$2,918,155	$3,271,351	$3,291,772	$3,453,802	(17)%
Total compensation awarded to the named executives (4)	$26,866,050	$22,802,417	$23,231,513	$27,483,504	$28,885,506	$31,118,248	16%
As a % of adjusted net earnings (1)	2.25%	1.87%	1.75%	1.83%	1.78%	1.75%	(22)%

(1)	Non-US GAAP measure – see pages 86 and 87.
(2)

Reflects total CEO compensation, including the grant date fair value of long-term incentive awards, as reported in prior circulars for Barry Perry in 2020 and David Hutchens for 2021 through 2025. The percentage increase in CEO compensation over 2020 is significantly impacted by foreign exchange. Absent the impact of foreign exchange, the increase would be approximately 20%.

(3)

Reflects average of total compensation, including the grant date fair value of long-term incentive awards, of other named executives, as reported in prior circulars for 2020 to 2024, excluding the CEO, in each year as follows:

2020: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2021: Jocelyn Perry, James Laurito (retired in 2021), Nora Duke (retired 2022), James Reid

2022, 2023, 2024 and 2025: Jocelyn Perry, James Reid, Gary Smith, Stuart Lochray

(4)

Reflects total compensation as reported in prior circulars for 2020 to 2024 for the named executives in each year reflecting the above-noted named executives and Barry Perry as CEO in 2020 and David Hutchens for 2021 through 2025.

The strength of our financial performance, as demonstrated by growth in annual revenue, adjusted earnings, adjusted EPS, and total assets since 2020 noted above, is largely the result of ongoing organic growth throughout our utilities. Our highly executable capital plans and continued focus to advance opportunities beyond the base plan supports low-risk rate base growth. Financial performance in 2025 was primarily driven by rate base growth across the utilities and the implementation of new rates at Central Hudson.

The trend in total compensation awarded to the CEO is in line with expectations over the performance period, the transition of Mr. Hutchens to the role in 2021, and the impact of foreign exchange. CEO compensation is set and paid in U.S. dollars and converted to Canadian dollars.

The decrease in the average total compensation awarded to the other named executives (excluding the CEO) relative to 2020 is the result of changes in executive leadership largely related to retirements.

Linking pay to performance

Total compensation for the CEO and other named executives is linked to the financial performance of the company, with EPS and adjusted EPS being key financial measures. EPS is a strong measure of absolute performance and is used in our annual incentive plan and our PSU awards to align strong business performance with executive compensation, over varied time horizons. Our annual incentive and PSU awards establish target levels of performance for EPS and cumulative EPS, respectively. If a minimum level of performance is not achieved, the payout for this measure is zero (see pages 53 and 61).

The most important performance measures used to link 2025 earned and realized compensation of our named executives to company performance are set out in the table below, along with the sections and page references for where you can find more information:

Performance measure		Where to find more information
1.	EPS (1)	2025 Annual incentive performance assessment Long-term incentives (2025 and 2022 PSU grants)	page 53 pages 61 to 63
2.	Relative TSR	Long-term incentives (2025 and 2022 PSU grants)	pages 61 to 63
3.	Share price	Long-term incentives (2025 and 2022 PSU and RSU grants) CEO realized and realizable pay	pages 61 and 64 page 71
4.	Safety and reliability performance	2025 Annual incentive performance assessment	page 56
5.	Climate-related/carbon reduction performance	Long-term incentive (2025 and 2022 PSU grants)	Pages 62 and 63

(1)	Adjusted EPS for annual incentive purposes and three-year cumulative adjusted EPS for PSU purposes, which are non-US GAAP measures (see pages 86 and 87).

2026 Management Information Circular	69

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Lookback at CEO and other named executive compensation

The table below gives a five-year lookback at the total direct compensation awarded to David Hutchens, as President and CEO of Fortis. Total direct compensation includes salary paid, the annual incentive paid, and the grant value of long-term incentive awards. The amounts for 2021 through 2024 are as disclosed in prior management information circulars.

The table also includes a five-year lookback at the average total direct compensation for the other named executives for the respective years, excluding the CEO.

	2021	2022	2023	2024	2025
Fixed
Base salary	$1,378,850	$1,560,240	$1,686,625	$1,712,625	$1,747,250
Variable (at-risk)
Annual incentive	$1,737,351	$2,268,849	$3,257,210	$2,863,509	$2,885,059
Performance share units	$4,044,002	$4,906,386	$6,031,313	$6,819,656	$7,756,570
Restricted share units	$1,348,001	$1,635,462	$2,010,438	$2,273,219	$2,585,523
CEO total direct compensation (1)	$8,508,204	$10,370,937	$12,985,586	$13,669,009	$14,974,402

	2021	2022	2023	2024	2025
Average total direct compensation awarded to the other named executives, excluding the CEO (2)	$2,909,873	$2,473,250	$2,789,250	$2,807,250	$2,962,500

(1)	Mr. Hutchens is paid in U.S. dollars and his compensation has been converted from U.S. dollars to Canadian dollars, as follows:
●	amounts for PSUs and RSUs reflect the grant values awarded: (i) on January 1, 2025, converted to Canadian dollars using the December 31, 2024 exchange rate of $1.4389; (ii) on January 1, 2024, converted to Canadian dollars using the December 29, 2023 exchange rate of $1.3226; (iii) on January 1, 2023, converted to Canadian dollars using the December 31, 2022 exchange rate of $1.3544; (iv) on January 1, 2022, converted to Canadian dollars using the December 31, 2021 exchange rate of $1.2678; and (v) on January 1, 2021, converted to Canadian dollars using the December 31, 2020 exchange rate of $1.2732
●	all other compensation amounts have been converted to Canadian dollars using the average exchange rate for the year: US$1.00 = $1.3978 (2025), US$1.00 = $1.3701 (2024), US$1.00 = $1.3493 (2023), US$1.00 = $1.3002 (2022) and US$1.00 = $1.2535 (2021).
(2)

As reported in prior management information circulars for 2021 to 2024. See page 69 for the list of other named executives in prior years. The decrease in average total direct compensation awarded to the other named executives, excluding the CEO, in 2022 was due to changes in executive leadership largely related to retirements.

The graph to the right shows how CEO total direct compensation over the past five years compared to our TSR and the correlation between the two.

The decrease in CEO compensation in 2021 reflects the transition of Mr. Hutchens to the role. Subsequent increases in CEO compensation align with expected progression and movements in market compensation and the impact of higher foreign exchange rates on translation of CEO compensation to Canadian dollars.

The graph also illustrates the average total direct compensation for the other named executives, excluding the CEO, over the past five years compared to our TSR, which has decreased slightly over the five-year period largely due to executive retirements.

70	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

CEO realized and realizable pay

A significant portion of the CEO's pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows CEO total direct compensation in each of the last five years, compared to realized and realizable values as at December 31, 2025. We also compare the realized and realizable value of $100 awarded in total direct compensation to the CEO in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value. The graphs on page 68 and the table below illustrate the strong alignment of CEO compensation to Fortis performance and shareholder value.

		Realized and realizable value			Value of $100
	Compensation awarded	of compensation	(1)(2)	Period	David Hutchens	Shareholder
2021	$8,508,204	$10,278,891		Jan 1, 2021 to Dec 31, 2025	$121	$166
2022	$10,370,937	$12,903,661		Jan 1, 2022 to Dec 31, 2025	$124	$137
2023	$12,985,586	$23,550,591		Jan 1, 2023 to Dec 31, 2025	$181	$148
2024	$13,669,009	$17,532,504		Jan 1, 2024 to Dec 31, 2025	$128	$142
2025	$14,974,402	$17,373,406		Jan 1, 2025 to Dec 31, 2025	$116	$124
				Average	$134	$143

(1)

Realized compensation consists of base salary, annual incentive, the payout value of share units attributed to the year in which units were granted and the dividend equivalents paid. Realizable compensation includes the value of any outstanding long-term incentive awards and is equal to the current value of unvested share units, including PSUs vesting at target.

(2)

Realized and realizable value of compensation differs from total direct compensation in that it reflects the payout value of settled long-term incentive awards and current value of outstanding long-term incentive awards, respectively. Total direct compensation reflects the grant value of long-term incentive awards granted in a respective year.

Zone of Alignment Analysis

The graph below compares how we ranked against our compensation comparator group when comparing the percentile ranking of our three-year average CEO total direct compensation (2023 – 2025) and our three-year TSR (2023 – 2025). Our position reflects higher relative three-year TSR performance at the 69th percentile compared to our three-year CEO compensation positioned at the 36th percentile. CEO compensation reflects the grant date value of PSUs and RSUs; actual realized and realizable CEO pay is aligned with share performance, as illustrated above.

THINGS TO NOTE

Total compensation includes salary, actual short-term incentive payments, and the grant value of long-term incentive awards for 2023, 2024 and 2025, as disclosed in the Summary Compensation Table of the relevant Management Information Circulars.

For comparator companies, 2024 data has been aged by 3.5% to estimate 2025 compensation that has not been publicly disclosed as of the date of this circular. CEO compensation in US dollars, where applicable, has been converted from US dollars to Canadian dollars based on the exchange rate disclosed by each company, or the Bank of Canada average annual exchange rate for the respective year.

(1) Three-year TSR from January 1, 2023 to December 31, 2025 is based on a 30-day average share price at the start and the end of the three-year period

2026 Management Information Circular	71

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

Compensation details

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

			Share-		Annual
			based		incentive		Pension		All other		Total
Named executive		Salary	awards	(1)	plan	(2)	value	(3)	compensation	(4)	compensation
David G. Hutchens (5)	2025	$1,747,250	$10,342,093		$2,885,059		$377,965		$1,950,674		$17,303,041
President and Chief	2024	$1,712,625	$9,092,875		$2,863,509		$428,184		$1,621,227		$15,718,420
Executive Officer	2023	$1,686,625	$8,041,751		$3,257,210		$295,564		$1,116,948		$14,398,098
Jocelyn H. Perry	2025	$750,000	$1,875,000		$793,000		$168,880		$444,088		$4,030,968
Executive Vice President,	2024	$750,000	$1,725,000		$799,000		$181,510		$429,036		$3,884,546
Chief Financial Officer	2023	$720,000	$1,656,000		$889,000		$149,790		$528,232		$3,943,022
James R. Reid (6)	2025	$730,000	$1,533,000		$766,000		$164,720		$308,752		$3,502,472
Executive Vice President,	2024	$730,000	$1,460,000		$787,000		$175,790		$307,017		$3,459,807
Sustainability and Chief Legal	2023	$700,000	$1,400,000		$865,000		$133,930		$399,153		$3,498,083
Officer
Gary J. Smith (6)	2025	$730,000	$1,533,000		$766,000		$162,120		$379,926		$3,571,046
Executive Vice President,	2024	$730,000	$1,460,000		$767,000		$170,460		$369,008		$3,496,468
Operations and Technology	2023	$700,000	$1,400,000		$824,000		$141,080		$337,864		$3,402,944
(as of January 1, 2025)
Stuart I. Lochray (6)	2025	$600,000	$1,140,000		$634,000		$107,130		$229,591		$2,710,721
Executive Vice President,	2024	$595,000	$952,000		$474,000		$113,520		$191,745		$2,326,265
Strategy and Business	2023	$570,000	$912,000		$521,000		$96,100		$142,255		$2,241,355
Development
(as of January 1, 2025)

(1)	Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2023, 2024 and 2025. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant for the 2023 grant for all executives and for the 2024 and 2025 grants for Canadian executives. For Mr. Hutchens, beginning with grants in 2024, the value of each unit was based on the volume weighted average price of our common shares on the NYSE for the five trading days ending the day before the grant. The applicable grant date unit price is provided below.

Mr. Hutchens' amounts reflect the grant value of PSUs and RSUs converted to Canadian dollars using the exchange rates shown below:

	Share price - January 1		US$:Cdn$
	TSX (CAD)	NYSE (USD)	exchange rate
2025	$60.04	$41.71	$1.4389
2024	$54.11	$40.91	$1.3226
2023	$54.65	-	$1.3544

(2)	Annual cash bonus earned under the short-term incentive plan for the 2023, 2024 and 2025 financial years.
(3)

Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see pages 67 and 82). See also the discussion of pension value for Mr. Hutchens on page 82.

(4)	All other compensation includes:
●	insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits
●	vehicle benefits and transportation costs
●	employer contributions to the named executive's self-directed RRSP (401(k) plan for Mr. Hutchens)
●	employer contributions under the ESPP
●	tax equalization payments
●	tax and financial planning
●	payout of accrued vacation
●	amounts paid by subsidiaries of Fortis as director fees, as shown in the table below:

	David Hutchens	Jocelyn Perry	James Reid	Gary Smith	Stuart Lochray
2025	$334,519	$377,406	$233,813	$315,637	$154,890
2024	$327,366	$366,502	$231,459	$305,233	$129,416
2023	$295,649	$330,579	$201,198	$281,871	$78,750

For Mr. Hutchens, compensation was paid in U.S. dollars and converted to Canadian dollars using the annual average exchange rates of US$1.00 = $1.3978 for 2025, US$1.00 = $1.3701 for 2024 and US$1.00 = $1.3493 for 2023.

Perquisites total 10% or less of the annual salary for each named executive.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

(5)

As a U.S. resident, Mr. Hutchens is paid in U.S. dollars. All amounts other than share-based awards have been converted from U.S. dollars to Canadian dollars using the average exchange rate for the year: US$1.00 = $1.3978 for 2025, US$1.00 = $1.3701 for 2024 and US$1.00 = $1.3493 for 2023. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table that follows shows Mr. Hutchens' compensation in U.S. dollars:

			Share-based	Annual	Pension	All other	Total
		Salary	awards	incentive plan	value	compensation	compensation
David Hutchens	2025	$1,250,000	$7,187,500	$2,064,000	$270,400	$1,395,532	$12,167,432
	2024	$1,250,000	$6,875,000	$2,090,000	$312,520	$1,183,291	$11,710,811
	2023	$1,250,000	$5,937,500	$2,414,000	$219,050	$827,798	$10,648,348

(6)	The table below explains the change in roles of the named executives in the last three financial years:

Gary Smith	● 2023 and 2024 data reflect the compensation earned in his previous role as Executive Vice President, Operations and Innovation
Stuart Lochray	● 2023 and 2024 data reflect the compensation earned in his previous role as SVP, Capital Markets and Business Development

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2025 (you can read more about the long-term incentive plans beginning on page 59).

		Option-based awards					Share-based awards
		Number of					Number of	Market or payout		Market or payout
		securities			Value of		shares or	value of share-		value of vested
		underlying	Option	Option	unexercised		units that	based awards		share-based
	Year award	unexercised	exercise	expiration	in-the-money		have not	that have not		awards not paid out
	granted	options	price	date	options	(1)	vested	vested	(2)(3)	or distributed
David Hutchens	2025	—	—	—	—		178,741	$12,741,097		—
	2024	—	—	—	—		181,761	$12,956,370		—
	2023	—	—	—	—		165,860	$18,606,756		—
							526,362	$44,304,223		—
Jocelyn Perry	2025	—	—	—	—		32,392	$2,311,517		—
	2024	—	—	—	—		34,479	$2,460,431		—
	2023	—	—	—	—		34,155	$3,712,636		—
	2020	60,276	$58.40	Feb 26, 2030	$781,177		—	—		—
		60,276			$781,177		101,026	$8,484,584		—
James Reid	2025	—	—	—	—		26,484	$1,889,896		—
	2024	—	—	—	—		29,182	$2,082,451		—
	2023	—	—	—	—		28,875	$3,138,701		—
	2021	46,356	$50.33	Feb 25, 2031	$974,867		—	—		—
	2020	49,700	$58.40	Feb 26, 2030	$644,112		—	—		—
		96,056			$1,618,979		84,541	$7,111,048		—
Gary Smith	2025	—	—	—	—		26,484	$1,889,896		—
	2024	—	—	—	—		29,182	$2,082,451		—
	2023	—	—	—	—		28,875	$3,138,701		—
	2021	44,248	$50.33	Feb 25, 2031	$930,535		—	—		—
	2020	47,004	$58.40	Feb 26, 2030	$609,172		—	—		—
		91,252			$1,539,707		84,541	$7,111,048		—
Stuart Lochray	2025	—	—	—	—		19,695	$1,405,402		—
	2024	—	—	—	—		19,028	$1,357,873		—
	2023	—	—	—	—		18,810	$2,044,640		—
							57,533	$4,807,915		—

(1)	Value of unexercised in-the-money options is the difference between the option exercise price and $71.36, the closing price of our common shares on the TSX on December 31, 2025, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.
(2)	Market or payout value of share-based awards is the market value of outstanding PSUs and RSUs based on $71.36, the closing price of our common shares on the TSX on December 31, 2025, for the PSUs and RSUs granted in 2024 and 2025. Share-based awards granted in U.S. dollars have been multiplied by US$51.94, the closing price of our common shares on the NYSE on December 31, 2025, and converted to Canadian dollars using the December 31, 2025 exchange rate of US$1.00 = $1.3724.
(3)	The PSUs and RSUs granted in 2023 vested on January 1, 2026 and were paid out in the first quarter of 2026 (see page 65).

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Incentive plan awards – value vested or earned in 2025

	Option-based awards (1) –	Share-based awards (2) –	Non-equity incentive plan
	Value vested during	Value vested during	compensation (3) –
	the year	the year	Value earned during the year
David Hutchens (4)	—	$9,074,572	$2,885,059
Jocelyn Perry	182,304	$1,996,679	$793,000
James Reid	149,150	$1,627,951	$766,000
Gary Smith	142,368	$1,660,754	$766,000
Stuart Lochray	—	$1,056,844	$634,000

(1)

Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options. Outstanding options were fully vested in 2025.

(2)	Value of PSUs and RSUs that were realized and paid out in 2025 (see pages 63 and 64).
(3)	Annual incentive earned for 2025 (see the summary compensation table on page 72 for details).
(4)

Mr. Hutchens' 2025 share-based awards and non-equity incentive plan compensation were paid in U.S. dollars and have been converted to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.

Equity compensation plan information

We stopped granting stock options in 2022, as disclosed in our 2022 management information circular. The table below shows the plan status as at December 31, 2025. As a result of the adoption of the Omnibus Plan effective January 1, 2024, Fortis requested, and the TSX agreed, to eliminate the reserve of remaining common shares available for future issuance pursuant to the stock option plan, reducing the aggregate potential dilution to shareholders from our equity compensation plans.

Number of securities remaining available
	Number of securities to be	Weighted average	for future issuance under
	issued upon exercise of	exercise price of	stock option plan (excluding
(as at December 31, 2025)	outstanding options	outstanding options	options issued and outstanding)
Stock option plan approved by security holders	916,094	$50.96	—

Stock options outstanding

The number of options granted and outstanding is 822,286. The table below also shows the plan status as at March 20, 2026.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2025	as at March 20, 2026	as at December 31, 2025	as at March 20, 2026
2012 stock option plan	916,094	822,286	0.18%	0.16%

Stock options exercised in 2025

The table below shows the stock options exercised by the named executive officers in 2025. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Jocelyn Perry	2018	17,060	$441,601
	2019	69,372	$1,122,622
	2021	56,660	$1,275,822
		143,092	$2,840,045
James Reid	2018	20,000	$431,202
	2019	59,124	$1,141,362
		79,124	$1,572,564
Gary Smith	2017	18,832	$406,217
	2018	40,612	$955,194
	2019	55,340	$1,249,070
		114,784	$2,610,481

About the stock option plan

In 2022, we stopped granting stock option awards to Canadian executives. The latest plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

●	who is eligible to participate in the plan and who, among them, are granted stock option awards
●	the number of common shares covered by each grant of stock options

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●	the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the last five trading days ending the day before the grant date)
●	when the stock options will be granted
●	when the stock options will vest
●	when the stock options will expire.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy, TSX rules, and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

Other important things to know

●	Since the plan's inception in 2012, 6,261,764 shares have been issued on the exercise of stock options granted under the plan, representing 1.23% of the total number of shares issued and outstanding as of December 31, 2025
●	Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice was only to grant stock options to executives
●	Non-employee directors were not entitled to participate in the plan
●	Stock options vested 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Outstanding options were fully vested at February 25, 2025
●	We do not backdate stock options or change or reduce the exercise price of stock options previously granted
●	We do not grant loans for participants to exercise their stock options
●	A stock option award does not represent a right for the holder to continue working for or providing services to Fortis
●	Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination.

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval. No amendments were made to our 2012 stock option plan in 2025.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

●	increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan's adjustment provisions
●	reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan's adjustment provisions
●	extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis
●	removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders
●	permits stock options to be transferred or assigned other than for normal estate settlement purposes
●	amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment:

(i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to applicable regulatory approvals:

●	amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof
●	amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations and policies of the TSX
●	amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders
●	increasing the exercise price of any stock option granted under the 2012 stock option plan
●	amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee's discretion

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●	amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option
●	adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan
●	amendments to the provisions for transferability of stock options for normal estate settlement purposes
●	amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options
●	adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Omnibus Plan

Background

Beginning in 2024, PSUs and RSUs granted to executive officers and employees of Fortis and applicable subsidiaries are awarded under the Omnibus Plan. The Omnibus Plan replaces the predecessor plans, including the Fortis 2020 restricted share unit plan, the Fortis 2015 performance share unit plan, and each of the relevant subsidiary executive PSU or share unit plans for purposes of equity-based compensation. Awards outstanding under the predecessor plans have not been replaced by awards issued under the Omnibus Plan, but will remain outstanding and be settled pursuant to the terms and conditions of the relevant predecessor plan.

The Omnibus Plan was approved by a majority of shareholder votes at our annual and special meeting of shareholders on May 2, 2024.

The following is a summary of the key provisions of the Omnibus Plan and is qualified in all respects by the full text of the plan.

Purpose and participation

The purpose of the Omnibus Plan is to:

●	promote alignment of interests between the senior management of Fortis and its shareholders
●	foster the growth and success of the business of Fortis in accordance with its vision
●	ensure that management is focused on Fortis' primary business objectives
●	assist Fortis in attracting and retaining senior management.

The Omnibus Plan provides for grants of RSUs and PSUs to executive officers and employees of Fortis and applicable subsidiaries (Participants). Directors of Fortis and its subsidiaries are not eligible to receive awards under the Omnibus Plan unless they are also employees of Fortis or any of its subsidiaries.

The Omnibus Plan does not represent a substantive change in Fortis' executive compensation policy or practices, but is designed to make administration of existing policies and practices easier. The Omnibus Plan does not contemplate the granting of stock options, as Fortis stopped using stock options as part of its long-term compensation in 2022.

The Omnibus Plan includes the following principal substantive changes from the predecessor plans that it replaces:

●	the option to settle 100% of awards either in shares issued from treasury or in cash
●	removal of the requirement to settle 50% of RSUs in shares if an executive is continuing to work towards meeting their share ownership requirement
●	board discretion to require settlement of awards in shares, subject to a maximum three-year vesting term for such awards
●	flexibility to grant awards with different vesting periods, to a maximum 10-year vesting term
●	awards granted to participants other than Canadian taxpayers to be priced and settled in U.S. dollars based on the market price of Fortis shares on the NYSE
●	grant agreements under the Omnibus Plan include clawback language aligned with SOX and the requirements of the SEC and NYSE.

Shares reserved for issuance

Fortis intends to issue all shares delivered under the Omnibus Plan from treasury. In 2024, shareholders approved 4,000,000 shares to be available for issuance from treasury under the Omnibus Plan. This represents 0.79% of the 507,340,068 shares issued and outstanding as of December 31, 2025 and of the 509,132,995 shares issued and outstanding as of March 20, 2026. The number of shares reserved for issuance under the Omnibus Plan may only be increased with the approval of shareholders.

If an award has been settled in cash or does not vest or is cancelled or redeemed prior to vesting, the shares reserved for issuance in respect of the award will again become available for issuance under the Omnibus Plan. The board has the ability under the Omnibus Plan to settle awards with common shares purchased in the secondary market, but expects to settle awards with shares issued from treasury.

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Outstanding awards

The 2025 awards were granted during our normal annual grant cycle, and as any discretionary additional grants were approved during the year and on a prorated basis for new executive appointments or promotions during the year through to September 30, as approved by the human resources committee. Executives appointed and/or promoted in the fourth quarter of the year will be entitled to awards in accordance with our normal annual grant cycle in the following year. The 2025 awards represent a continuation of our practices regarding long-term compensation.

The table below sets out the details of the awards granted in 2024, 2025 and 2026, each of which has a term of three years, except as otherwise disclosed. The amounts below do not reflect subsequent cancellations or accelerated vesting occurring after the grant date.

	Performance share unit (PSUs)	Restricted share units (RSUs)	Total units
2024 awards	(# / $)	(# / $)	(# / $)
January 1, 2024 (1)
Executive officers	211,066 / $11,420,156	70,355 / $3,806,719	281,421 / $15,226,875
All others (including subsidiaries)	363,517 / $19,668,780	175,761 / $9,509,851	539,278 / $29,178,631
August 1, 2024 (2)
All others (including subsidiaries)	-	14,564 / $830,760	14,564 / $830,760
Total			835,263/ $45,236,266

2025 awards (3)
January 1, 2025 (3)
Executive officers	212,234 / $12,739,383	70,745 / $4,246,461	282,979 / $16,985,844
All others (including subsidiaries)	368,665 / $22,128,353	179,305/ $10,762,434	547,970 / $32,890,787
Other 2025 awards (4)
All others (including subsidiaries)	4,380 / $282,645	2,190 / $141,323	6,570 / $423,968
Total			837,519 / $50,300,599
2026 awards (5)
January 1, 2026
Executive officers	193,806 / $13,786,324	64,602 / $4,595,441	258,408 / $18,381,765
All others (including subsidiaries)	338,493 / $24,083,746	166,856/ $11,871,849	505,349 / $35,955,595
Total			763,757 / $54,337,360

(1)	The 2024 awards represent long-term incentives granted to executive officers and other employees effective January 1, 2024 at a market price of $54.1087 for Canadian taxpayers and U.S.$40.9089 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, respectively, as applicable, for the five trading days ending December 29, 2023. U.S. dollar amounts have been converted to Canadian dollars using the December 29, 2023 exchange rate of U.S.$1.00 = $1.3226.
(2)	The August 1, 2024 award represents long-term incentive granted effective August 1, 2024 at a market price of U.S.$41.1987, representing the volume weighted average trading price of our common shares on the NYSE for the five trading days immediately before August 1, 2024. U.S. dollar amounts have been converted to Canadian dollars using the August 1, 2024 exchange rate of U.S.$1.00 = $1.3846. The award vests 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date.
(3)	The 2025 awards represent long-term incentives granted to executive officers and other employees effective January 1, 2025 at a market price of $60.0365 for Canadian taxpayers and U.S.$41.7110 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, respectively, as applicable, for the five trading days ending December 31, 2024. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2024 exchange rate of U.S.$1.00 = $1.4389.
(4)	The other 2025 awards represent long-term incentives granted to other employees, based on subsidiary executive appointments or promotions after the approval of the January 1, 2025 annual awards. The awards were prorated based on the date of appointment or promotion and the pricing for the prorated grants was determined in accordance with the Omnibus Plan, based on the applicable volume-weighted average trading price for the five trading days immediately preceding the respective grant date. The prorated RSU grants have the same vesting date as the RSUs granted effective January 1, 2025, and the prorated PSU grants have the same payment criteria and payment criteria end date as the PSUs granted effective January 1, 2025. The other 2025 awards were granted in March, April, and July 2025 at an average market price of U.S.$44.2009, U.S.$46.7103 and $64.5807, respectively.
(5)	The 2026 awards represent long-term incentives granted to executive officers and other employees effective January 1, 2026 at a market price of $71.0693 for Canadian taxpayers and U.S.$51.9344 for all other plan participants, representing the volume weighted average trading price of our common shares on the TSX and NYSE, respectively, as applicable, for the five trading days ending December 31, 2025. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2025 exchange rate of U.S.$1.00 = $1.3706.

The following table shows the burn rate for 2025, calculated as the number of units granted under the Omnibus Plan in the year divided by the weighted average number of shares outstanding for the year.

2025
Number of units awarded	837,519
Weighted average number of shares outstanding	503,452,349
Burn rate	0.17%

Administration

The human resources committee administers the Omnibus Plan. Under the Omnibus Plan, the human resources committee has full and complete authority to, among other things and subject to the terms of the Omnibus Plan, delegate to a subcommittee of directors or to the

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Fortis board or the board of directors of any of Fortis' subsidiaries, or to an officer of Fortis or any of its subsidiaries, the whole or any part of the administration of the Omnibus Plan.

Insider participation limit

Pursuant to applicable Canadian securities laws and the rules of the TSX, the aggregate number of shares issuable to insiders (as defined in the Omnibus Plan) and their associates at any time under the Omnibus Plan, the ESPP, the 2012 stock option plan or any other proposed or established security-based compensation arrangement cannot exceed 10% of Fortis shares issued and outstanding from time to time on a non-diluted basis. Similarly, the maximum number of shares issued from treasury pursuant to the Omnibus Plan to Participants who are insiders in any one-year period cannot exceed 10% of Fortis shares issued and outstanding from time to time on a non-diluted basis.

Eligibility

Executive officers and employees of Fortis or any of its subsidiaries are considered eligible Participants under the Omnibus Plan. Following termination of employment with Fortis or a Fortis subsidiary, a former employee may continue to be a Participant in the Omnibus Plan until all outstanding awards granted to such Participant under the Omnibus Plan have been paid or cancelled in accordance with the Omnibus Plan. A Participant who has ceased to be an employee is not eligible to receive a new grant of awards under the Omnibus Plan.

RSUs and PSUs

Each RSU and PSU is a notional unit that represents the right of a Participant to receive, upon vesting of the award, either a share or a cash payment based upon the market price of a share at the relevant time. Unless the human resources committee stipulates in the grant agreement relating to an award that the award is to be settled in shares, the Participant may elect to receive shares or cash upon settlement of an award. An award designated by the human resources committee to be settled exclusively using shares will be subject to a maximum term of three years.

RSUs generally become vested, if at all, upon completion of a period of continuous employment, though the grant agreement for the award may contain other performance criteria or vesting conditions. Vesting of PSUs is subject to satisfaction of the payment criteria stipulated in the grant agreement for the award.

The grant agreement for an award will set forth the terms of the award, including the term of the grant and the clawback provisions applicable to such award. The human resources committee is responsible for determining in accordance with the terms of the Omnibus Plan and the relevant grant agreement whether the criteria or conditions to vesting in respect of any award have been satisfied in full or in part. Evaluation of the payment criteria for an award of PSUs includes determination of the percentage of PSUs that have been earned by the Participant based on the payment criteria set forth in the Participant's grant agreement, which may, for certain Participants, result in the number of earned PSUs being in excess of 100% of the PSUs granted.

Determinations of the human resources committee under the Omnibus Plan in respect of Participants who are employees of a Fortis subsidiary will be subject to consideration of any recommendation by the board of directors of the Participant's employer.

Vesting and settlement

In the ordinary course, the term of a RSU ends on the vesting date of the applicable RSU and the term of a PSU ends on the payment criteria end date of the applicable PSU. A RSU can vest no later than the tenth anniversary of its grant date. The payment criteria end date of a PSU can be no later than December 31 of the ninth calendar year following the calendar year that includes the grant date of the PSU. A PSU does not become a vested and earned PSU on the payment criteria end date, but on the later date on which the payment criteria stipulated in applicable grant agreement have been evaluated by the human resources committee. As a result, the vesting date on which a PSU becomes an earned PSU is not specified in or otherwise fixed by the Omnibus Plan or grant agreement.

All payments under the Omnibus Plan to Canadian taxpayers are paid in Canadian dollars. Payments made to all other Participants are made in U.S. dollars. For purposes of calculating entitlements under the Omnibus Plan, Fortis uses the market price of the shares on the TSX in relation to entitlements of Canadian taxpayers and the market price of the shares on the NYSE in respect of all other Participants. The cash value of a vested award is equal to the market price of a Fortis share at the relevant time, calculated using the five-day volume weighted average trading price of the shares on the relevant exchange. Settlement of entitlements under the Omnibus Plan are in each case made subject to applicable withholding tax obligations.

The settlement of RSUs will generally occur within 30 days of the applicable vesting date and in any event no later than December 31 of the year in which the RSUs are determined to have vested. The settlement of PSUs will generally occur as soon as practicable following the applicable payment criteria end date and the determination of the number of earned PSUs in accordance with terms of the Omnibus Plan and the relevant grant agreement. It is expected that the number of earned PSUs will generally not be determinable until after the audited annual financial statements of Fortis have been prepared. The human resources committee will, to the extent practicable, calculate the number of earned PSUs within 120 days of the applicable payment criteria end date. In any event, payment in respect of earned PSUs will be made no later than December 31 in the year in which the PSUs are determined to be earned PSUs.

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In the event that the calculation of the market price of an award is to occur during a period when trading in Fortis securities is prohibited pursuant to our insider trading policy (a Blackout Period), then such calculation shall be delayed to the date that is six business days after the expiry of the applicable Blackout Period. No shares may be issued or delivered pursuant to the Omnibus Plan during a Blackout Period.

Subject to the terms of the Omnibus Plan, awards may be accelerated by the human resources committee at any time. Acceleration of vesting of awards may also occur as a result of the death or disability of a Participant or, in certain circumstances, as a result of a change of control of Fortis or a subsidiary of Fortis.

Dividend equivalents

If a cash dividend is paid on the shares, dividend equivalents in the form of additional RSUs and PSUs will automatically be granted to each Participant who holds RSUs and PSUs, except where awards remain outstanding following an involuntary termination of employment (as discussed as follows). The number of awards to be granted as a dividend equivalent is equal to the number of awards in a Participant's RSU account or PSU account on the date the dividend is paid multiplied by the dividend paid per common share, divided by the applicable market price of one common share calculated as of the date that the dividend is paid. Additional awards credited to a Participant as a dividend equivalent will be in the same form as the underlying award and will have a vesting date or payment criteria end date that is the same as the awards in respect of which they are credited. Dividend equivalents are also subject to the same performance criteria and vesting terms or payment criteria, as applicable, as the awards in respect of which they are credited.

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Termination of employment

The following table summarizes the impact of certain events upon the rights of holders of awards under the Omnibus Plan, including termination for just cause, voluntary resignation, retirement, death, disability or termination without just cause.

Termination event	Omnibus Plan provisions
Termination for just cause or voluntary resignation (other than retirement)

All unvested awards will be cancelled at termination. Participants will have no rights with respect to the cancelled awards or to any further benefits under the Omnibus Plan, other than the right to receive the cash or shares due and payable in respect of vested awards for which the vesting date or the payment criteria end date, as applicable, occurred prior to termination.

Retirement, death or disability

All awards with a vesting date or payment criteria end date, as applicable, that occurred prior to termination will remain outstanding until paid or cancelled in accordance with the Omnibus Plan and the applicable grant agreement.

The vesting of all awards with a vesting date or payment criteria end date that occurs after termination will depend on the term of the Participant's employment with Fortis. If the Participant was employed with Fortis for less than 15 years prior to termination, then the number of unvested awards that may become vested awards is pro-rated at termination based on the actual period of service between the grant date and termination. If the Participant was employed with Fortis for 15 years or more, then the number of unvested awards that may become vested awards is not subject to adjustment unless otherwise determined by the human resources committee. All awards other than those determined to remain outstanding will be terminated and cancelled as of termination.

The date of termination as a result of death or disability is the vesting date of all RSUs of the Participant that are not otherwise cancelled pursuant to the Omnibus Plan as a result of death or disability, with such vested RSUs paid or cancelled following termination as a result of death or disability in accordance with the terms of the Omnibus Plan and the applicable grant agreement.

Each PSU that is not otherwise cancelled at termination as a result of death or disability will remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original payment criteria end date thereof.

Each award that is not otherwise cancelled at termination as a result of retirement will remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original vesting date or payment criteria end date thereof.

Termination without just cause, death, disability, retirement or related to a change of control

If the vesting date or payment criteria end date of an award occurs on or prior to termination, the vested award remains outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement.

If the vesting date or payment criteria end date of an award occurs after termination, then the number of unvested awards that may become vested awards will be pro-rated at termination based on the actual period of service between the grant date and termination and such pro-rated awards shall remain outstanding until paid or cancelled in accordance with the terms of the Omnibus Plan and the applicable grant agreement following the original vesting date or payment criteria end date thereof.

All awards other than those determined to remain outstanding will be terminated and cancelled as of termination.

Change of control

In the event of a change of control of Fortis or a subsidiary of Fortis, as applicable, the Omnibus Plan provides for the successor or continuing entity to either assume outstanding awards or substitute awards with new awards (defined in the plan as replacement awards) on terms determined by the human resources committee to be substantially equivalent to the terms of the awards held immediately prior to such change of control.

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Any replacement award must, as determined by the human resources committee, in its sole discretion:

●	have economic value substantially equivalent to the value of the award it replaces
●	relate to publicly traded equity securities
●	in the case of Participants who are U.S. taxpayers, comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended
●	contain other terms and conditions which are, in the aggregate, no less favourable to the affected Participant.

Replacement awards approved by the human resources committee will contain terms providing that if there is a termination of a Participant's employment for good reason (as defined in the Omnibus Plan) within 24 months following the change of control:

●	the replacement awards will vest as of the date of termination
●	any conditions on the Participant's rights under, or any restrictions on vesting applicable to, the replacement awards of such Participant shall be waived or shall lapse
●	any performance-based restrictions shall be deemed to have been achieved at the greater of (x) target level performance and (y) the actual performance level achieved had the vesting date or the payment criteria end date occurred on the trading day immediately prior to termination.

RSUs that are settled and not assumed or substituted with replacement awards in connection with a change of control shall become vested RSUs and shall be redeemed on the effective date of the consummation of the transaction(s) resulting in the change of control and any and all performance criteria and vesting terms will be deemed to have been satisfied in full.

PSUs that are settled and not replaced or substituted with replacement awards in connection with a change of control shall be redeemed as of the effective date of the consummation of the transaction(s) resulting in the change of control. The extent to which the PSUs become earned PSUs shall be determined by the human resources committee on the trading day that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control, subject to a minimum payout percentage of 100%.

Non-transferability of awards

Awards are personal to the Participant and are non-assignable. Participants may not pledge, hypothecate, charge, transfer, assign or otherwise encumber or dispose of any awards granted under the Omnibus Plan, whether voluntarily or by operation of law, otherwise than by testate succession or the laws of descent and distribution, and any attempt to do so will cause such awards to be null and void.

Amendments and termination

The Omnibus Plan may be amended, suspended or terminated at any time by the board, in whole or in part, except as to rights already accrued by Participants (unless such Participant consents to any such change in writing). If the Omnibus Plan is terminated, outstanding awards, at the discretion of the human resources committee, either (a) are immediately payable as of a date determined by the human resources committee or (b) remain outstanding and in effect in accordance with their applicable terms and conditions.

The human resources committee will be required to obtain shareholder approval to make the following amendments to the Omnibus Plan:

●	any amendment to increase the maximum number of shares issuable pursuant to the Omnibus Plan, either as a fixed number or fixed percentage of outstanding capital represented by such shares
●	any amendment that materially modifies the eligibility requirements for participation in the Omnibus Plan
●	any amendment which increases the maximum number of shares that may be issuable to insiders at any time pursuant to the insider participation limit
●	any amendment which would allow for the transfer or assignment of awards under the Omnibus Plan, other than for normal estate settlement purposes
●	any amendment to the amendment provisions of the Omnibus Plan, provided that shares held directly or indirectly by insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Without limiting the generality of the foregoing, the human resources committee may, from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the Omnibus Plan, subject to applicable regulatory approvals, provided that such amendments do not adversely affect the tax treatment or rights of any Participant without such Participant's consent:

●	amendments to the vesting provisions of any awards
●	amendments regarding the effect of termination or a Participant's entitlements
●	amendments to the terms and conditions of grants of awards, including, but not limited to, the payment criteria or other performance criteria or vesting terms, payout percentage, vesting date and settlement date; provided that such amendments do not violate applicable tax requirements
●	amendments to the definition of Participant under the Omnibus Plan that do not expand the scope of individuals eligible to participate under the Omnibus Plan
●	amendments necessary to comply with applicable laws or the rules of any applicable stock exchange or other regulatory authority
●	amendments of a housekeeping nature, including to clarify the meaning of an existing provision or to correct any inconsistency or typographical errors in the Omnibus Plan, and
●	amendments regarding the administration of the Omnibus Plan.

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Retirement benefits

In 2025, we contributed to a self-directed individual RRSP for Ms. Perry, Mr. Reid, Mr. Smith, and Mr. Lochray, matching the contributions up to the maximum RRSP contribution limit of $32,490 as allowed by the Income Tax Act (Canada). These contributions totalled $16,245 each for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray.

Additional amounts were accrued in the DC SERP in 2025: $271,719 for Ms. Perry, $218,427 for Mr. Reid, $300,561 for Mr. Smith, and $122,384 for Mr. Lochray. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2025, we contributed $22,015 to Mr. Hutchens' 401(k) plan and $377,965 to his deferred compensation plan. As a U.S. resident, Mr. Hutchens is compensated in U.S. dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from U.S. dollars to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.

The tables below show the estimated annual pension for each named executive as at December 31, 2025.

Defined benefit pension plan table

		Annual benefits payable			Accrued				Accrued	(3)
	Number of years of	At year-end			obligation		Non-		obligation
	credited service	2025	At age 65	(1)	at start of year	Compensatory	compensatory		at year-end
David Hutchens	30.5	$704,491	$704,491		$8,691,177	–	$144,517	(2)	$8,835,694

(1)	This is a pension payable at age 65 based on service and earnings to December 31, 2025. Mr. Hutchens is entitled to an immediate unreduced pension.
(2)	Amount reflects a number of significant assumptions including:
●	the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2025. The discount rate as at December 31, 2025 was 5.65%, compared to 5.83% as at December 31, 2024
●	the impact on the obligation of the change in mortality assumption as at the measurement date.
(3)

The accrued obligation at year-end is actuarially determined using the projected benefits method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, average remaining service life of employees and mortality rates. See the notes to our 2025 annual consolidated financial statements for more information.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company's defined benefit plan at the time UNS Energy was acquired by Fortis. As part of Mr. Hutchens' employment agreement, which was signed when he was appointed an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company's pension expense and related obligation in comparison to what would have otherwise accrued (see page 67 for more information). As Mr. Hutchens has reached the 25 years of credited service in the plan, his aggregate pension benefit is not changing and there is no current or expected future compensatory increase, assuming no future change in Mr. Hutchens' defined benefit arrangements.

The existing pension arrangements at UNS Energy were retained for Mr. Hutchens following his appointment as President and Chief Executive Officer of Fortis.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Jocelyn Perry	$1,577,615	$168,880	$102,839	$1,849,334
James Reid	$940,621	$164,720	$53,707	$1,159,048
Gary Smith	$1,846,810	$162,120	$138,441	$2,147,371
Stuart Lochray	$296,974	$107,130	$15,254	$419,358

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Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

DOUBLE TRIGGER PROVISIONS

We amended our predecessor equity compensation plans effective January 1, 2022 so that grants of PSU and RSU awards in 2022 and later will be subject to double trigger change of control provisions. This includes extending the change of control protection period from 12 to 24 months. The Omnibus Plan also has a double trigger change of control provision for grants effective on or after January 1, 2024 (see page 76).

	Voluntary resignation	Retirement (1) (early or normal)	Termination with cause	Termination without just cause	Change of control (2)
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date
Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs
Cash severance	None	None	None

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid, Mr. Smith, and Mr. Lochray:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (double trigger) and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid, Mr. Smith, and Mr. Lochray:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (double trigger)

Performance share units	All unvested PSUs are cancelled	Continue per normal schedule	All unvested PSUs are cancelled	New for grants beginning in 2023 PSUs are pro-rated based on actual period of service between grant date and termination date and are paid per normal schedule, with remaining PSUs cancelled.

All PSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger), subject to a minimum payout percentage of 100%

Restricted share units	All unvested RSUs are cancelled	New for grants beginning in 2023 Continue per normal schedule	All unvested RSUs are cancelled	New for grants beginning in 2023 RSUs are pro-rated based on actual period of service between grant date and termination date and are paid per normal schedule, with remaining RSUs cancelled.

All RSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger) with vesting terms to be deemed to have been satisfied in full

Stock options (All outstanding options were fully vested at February 25, 2025)	All unexercised options expire after 90 days from resignation date	All unexercised options expire on the original expiry date or three years from the date of retirement, whichever is earlier	All unexercised options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date	All vested options are exercisable
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits
Perquisites	Cease immediately	Cease immediately	Cease immediately	Cease immediately	Cease immediately

(1)	The terms of predecessor plans and current Omnibus Plan provide that where an employee has been in service for less than 15 years, payment will be pro-rated to reflect the actual period of service between the date of grant and the date the participant ceased to be employed as a result of death, disability or retirement. The employment agreements for Mr. Reid and Mr. Lochray include a condition to recognize that for purposes of determining the vesting and payment of equity incentive plan awards granted to the executive, after 10 years of service the executive will be treated as having been in the service of Fortis or any of its affiliates for 15 years or more in the event of death, disability or retirement.
(2)	The employment agreements for our named executives were amended in 2025 to revise the calculation of entitlement on a change of control termination. The calculation of the annual incentive and severance entitlements is now based on target annual incentive for the fiscal year in which the termination occurs. Previously the calculation was based on the greater of target annual incentive and actual from the fiscal year immediately preceding the fiscal year in which change of control occurred.

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The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2025.

Double trigger change of control means there is a change of control of Fortis and the executive's employment is terminated for good reason (see page 85), or without cause, within 24 months following a change of control. As noted on page 83, double trigger change of control applies to all PSU awards and RSU awards granted in 2022 and later.

	Voluntary	Retirement		Termination	Termination
	resignation	(early or normal)	(1)	with cause	without just cause	(2)	Change of control	(3)
David Hutchens (4)
Cash severance	—	—		—	$7,903,779		$7,903,779
Annual incentive	—	$2,184,063		—	$2,184,063		$2,184,063
Performance share units	—	—		—	—		$34,838,520
Restricted share units	—	—		—	—		$9,465,672
Stock options	—	—		—	—		—
Jocelyn Perry
Cash severance	—	—		—	$2,025,000		$2,025,000
Annual incentive	—	$600,000		—	$600,000		$600,000
Performance share units	—	—		—	—		$6,684,759
Restricted share units	—	—		—	—		$1,799,825
Stock options	—	—		—	—		$781,177
James Reid
Cash severance	—	—		—	$1,971,000		$1,971,000
Annual incentive	—	$584,000		—	$584,000		$584,000
Performance share units	—	—		—	—		$5,604,935
Restricted share units	—	—		—	—		$1,506,114
Stock options	—	—		—	—		$1,618,979
Gary Smith
Cash severance	—	—		—	$1,971,000		$1,971,000
Annual incentive	—	$584,000		—	$584,000		$584,000
Performance share units	—	—		—	—		$5,604,935
Restricted share units	—	—		—	—		$1,506,114
Stock options	—	—		—	—		$1,539,707
Stuart Lochray
Cash severance	—	—		—	$1,620,000		$1,620,000
Annual incentive	—	$480,000		—	$480,000		$480,000
Performance share units	—	—		—	—		$3,782,895
Restricted share units	—	—		—	—		$1,025,020
Stock options	—	—		—	—		—

(1)	RSUs and PSUs continue according to the normal schedule.
(2)	PSU and RSU grant payouts on termination without just cause, with a vesting date after the termination date, are pro-rated based on actual period of service between the grant date and termination date and paid in normal course.
(3)	Amounts reflect impact for double trigger change of control for the cash severance and equity awards granted and reflect target 2025 incentive for the cash severance and annual incentive.
(4)	Amounts for Mr. Hutchens have been converted from U.S. dollars to Canadian dollars using the 2025 annual average exchange rate of US$1.00 = $1.3978.

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Good reason means any of the following according to each named executive's employment agreement:

●	a material reduction in the executive's base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions
●	a material reduction in the executive's target incentive opportunity
●	a breach by Fortis of a material provision of the employment agreement
●	failure on our part to obtain an agreement from a successor to Fortis to assume and agree to the terms of the agreement and to the same extent that Fortis would be required to perform if no succession had taken place, except where such assumption occurs by operation of law
●	a material adverse change in the executive's title, authority, duties or responsibilities (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law)
●	a material adverse change in the executive's reporting structure
●	the discontinuation or amendment of an equity plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment of the executive.

Good reason under the equity plans means any of the following after a change of control:

●	a reduction in the executive's base salary other than a general reduction that affects all similarly situated executives in substantially the same proportions
●	a reduction in the executive's target annual incentive opportunity or long-term incentive opportunity, other than a general reduction that affects all similarly situated executives in substantially the same manner
●	failure on our part to comply with any material terms of the executive's employment in effect immediately prior to a change of control, other than an inadvertent failure not occurring in bad faith and which is remedied by Fortis promptly after notifying the executive in writing
●	a material adverse change in the executive's duties, responsibilities, authority, title, status or reporting structure in effect immediately prior to a change of control
●	the discontinuation or amendment of an equity incentive plan, annual incentive plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment, in the aggregate, taking into consideration any related amendment or replacement plan, benefit or perquisite as applicable
●	we require the executive to be based at an office or location that is more than 50 kilometers from his or her office or location immediately prior to a change of control, or at any other office or location the executive previously agreed to in writing.

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4. Other Information

This section includes other important information about Fortis and our directors and officers.

You can find more information about Fortis on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov).

WHERE TO FIND IT 86 Non-US GAAP measures 88 Directors' and officers' liability insurance 88 Loans to directors and officers 88 For more information

Non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under generally accepted accounting principles in the United States (US GAAP). Therefore, these measures may not be comparable to similar measures presented by other companies.

This circular includes five non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure	How is measure used
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its decision-making process and evaluation of operating results	Used by management and external stakeholders in evaluating our financial performance and prospects (see pages 52 and 53)
Adjusted EPS	EPS	Divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted EPS for annual incentive purposes and cumulative adjusted EPS for long-term incentive purposes (PSUs)	EPS

Net earnings attributable to common equity shareholders plus or minus items that management excludes in its decision-making process and evaluation of operating results (as per above) and/or items that are beyond the reasonable control of management in relation to board-approved targets, divided by the weighted average number of common shares outstanding

Used in evaluating our financial performance for annual incentive and PSU purposes, in relation to board-approved targets (see pages 53 and 63)
Capital expenditures	Additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statement of cash flows

Additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statements of cash flows, less contributions in aid of construction (CIACs) received by FortisBC Energy associated with the Eagle Mountain Pipeline project. The CIACs received for this major capital project are significant and presentation of capital expenditures net of CIACs better aligns with the rate base growth associated with this project

Used by management in the evaluation of our operating results and rate base growth

The table that follows provides a reconciliation of the non-US GAAP measures for 2025 (amounts reflect adjustments due to rounding). For reconciliation of the non-US GAAP measures pertaining to prior periods, refer to the annual MD&A, available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov).

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Non-US GAAP reconciliations

2025 Annual Incentive

Year ended December 31, 2025
($ millions, except for common share data)
Adjusted net earnings attributable to common equity shareholders and adjusted EPS
Net earnings attributable to common equity shareholders	$1,714
Adjusting item:
Dispositions (1)	$63
Adjusted net earnings attributable to common equity shareholders	$1,777
Weighted average number of common shares outstanding (# millions)	503.5
Adjusted basic EPS, as reported for 2025	$3.53
Dilutive earnings impact associated with dispositions (2)	$0.03
USD:CAD exchange rate adjustment (3)	$(0.10)
Adjusted basic EPS for annual incentive purposes	$3.46

(1)	Represents losses on the dispositions of FortisTCI, Fortis Belize, and Fortis' 33% ownership in Belize Electricity, inclusive of income tax expense of $31 million.
(2)	Reflects the dilutive earnings impact of the FortisTCI and Belize dispositions post close, as compared to the assumed earnings contribution in the target for annual incentive purposes.
(3)	Represents the approximate $50 million earnings impact resulting from a higher USD:CAD average actual exchange rate for 2025 of $1.40 compared to assumed rate of $1.35 in the target for annual incentive purposes.

2025 PSU Payout (2022 PSU award)

Cumulative Adjusted EPS (2022-2024)
Reported basic EPS	$9.12
Adjusting items:
2024 MISO base ROE decision (1)	$0.04
Disposition of Aitken Creek (2)	($0.03)
USD:CAD exchange rate adjustment (3)	($0.16)
Cumulative adjusted basic EPS for PSU purposes	$8.97

(1)	Represents prior period unfavourable earnings impact of FERC's October 2024 MISO base ROE decision, recognized in 2024, reducing ITC's ROE from 10.77% to 10.73%.
(2)	The adjustment represents the $10 million after-tax gain on disposition of Aitken Creek in 2023 and $5 million of net earnings at Aitken Creek recognized in accordance with U.S. GAAP during the March 31, 2023 to November 1, 2023 stub period.
(3)	Represents the EPS impact associated with higher USD:CAD average actual exchange rates for the three-year period (2022 – 2024) that were $0.05 over the rates reflected in the 2022 PSU EPS target.

2025 Capital Expenditures

Year ended December 31, 2025
($ millions)
Additions to property, plant and equipment	$5,942
Additions to intangible assets	$292
Adjusting item:
Eagle Mountain Pipeline Project (1)	($620)
Capital expenditures (2)	$5,614

(1)	Represents CIACs received for the Eagle Mountain Pipeline project
(2)	Capital plan, as referenced throughout this document, refers to forecast capital expenditures, and is a non-US GAAP measure calculated in the same manner as capital expenditures above.

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Directors' and officers' liability insurance

We have liability insurance to protect our directors and officers. Our policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2025, we paid a premium of $1,844,730. The policy is renewable on July 1, 2026.

Loans to directors and officers

None of the current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries. The table below shows the total indebtedness of all current and former executive officers, directors, and employees of Fortis and its subsidiaries outstanding as of March 20, 2026.

	To Fortis and its subsidiaries	To another entity
Share purchases	$10,261,806	—
Other	$296,399	—

Most of the indebtedness is for employees of Fortis and its subsidiaries who have purchased Fortis shares under the ESPP. Other loans include those to employees to assist with relocation, housing, education, and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A, and annual information form are available on our website (www.fortisinc.com), SEDAR+ (www.sedarplus.ca), and EDGAR (www.sec.gov). You can also request a free printed copy from our Executive Vice President, Sustainability and Chief Legal Officer:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John's, NL A1B 3T2

Canada

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APPENDIX A
FORTIS INC. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Form 58-101F1 – Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 20, 2026.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors
(a) Disclose the identity of directors who are independent.	Yes	11 of the 12 directors proposed for nomination on pages 14 through 19 of this circular are independent and meet the definition in National Instrument 52-110 – Audit
(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual.

The board considers Mr. Blouin, Mr. Borgard, Ms. Clark, Ms. Dilley, Ms. Dobson, Ms. Durocher, Mr. Knight, Ms. Hemmingsen, Ms. Manes, Mr. Marchand and Mr. Zurel to

(c) Disclose whether or not a majority of directors are independent.	Yes	be independent. Mr. Hutchens is not considered independent because he is President and CEO of Fortis.

(d)
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 14 through 19 of this circular.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer′s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Yes

Jo Mark Zurel is the non-executive chair of the board and is an independent director. Mr. Zurel is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer′s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2025 is disclosed in the tables on pages 14 through 19 and summarized on page 20 of this circular.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

2. Board Mandate
Disclose the text of the board's written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3. Position Descriptions

(a)Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The board has developed a written position description for the chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 26 of this circular.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

	Yes	The board has developed a written position description for the CEO which is described on page 26 of this circular.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:	Yes	New directors attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile,
(i) the role of the board, its committees and its directors, and		governance model, culture and key issues. Details about our orientation program are disclosed on page 35 of this circular.

(ii) the nature and operation of the issuer′s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2025 are disclosed on page 35 of this circular.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.

90	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the governance and sustainability committee, receives reports on compliance with the code.

(iii)
provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2025. Accordingly, we have not been required to file a material change report on this basis.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes

The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and sustainability committee is responsible for identifying new candidates for the board. The process is described on page 34 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and sustainability committee is composed entirely of independent directors as disclosed on page 24 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and sustainability committee are described on page 24 of this circular.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer′s directors and officers.	Yes

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 41 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 23 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our five employee compensation plans as described on page 23 of this circular.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and sustainability committee and human resources committee.

92	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and sustainability committee leads the process, as required in its mandate, and works with the chair of the board on the assessment process. A description of this process can be found on pages 34 of this circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 34 of this circular.

11. Representation of Women on Board

(a)
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
Yes

Fortis has adopted a written diversity policy with targets. The policy commits to having a board in which women and men each represent at least 40% of independent directors. The policy also seeks to have at least two directors who identify as racialized and/or Indigenous.

(b)
If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)
short summary of its objectives and key provisions

(ii)
the measures taken to ensure that the policy has been effectively implemented

(iii)
annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)
whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and sustainability committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the board and executive diversity policy are applied in identifying director nominees. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include six women who collectively represent 50% of the nominees for election as directors. Two of the nominees identify members of underrepresented groups and both currently serve as Fortis directors.

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Yes

The governance and sustainability committee considers
all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Yes

Diversity, inclusive of gender, is a key factor in our talent management strategy, which seeks to identify, assess and develop employees for more senior positions in the Fortis organization. As part of its mandate, the human resources committee is responsible for ensuring that the organization respects the objectives of the board and executive diversity policy when identifying potential candidates, both internal and external, for executive officer positions. A discussion on leadership diversity can be found on page 28 of this circular.

14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(a) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written board and executive diversity policy with targets.

(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

Our board and executive diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board gives due consideration to diversity to ensure that a diverse group of candidates, including gender diversity, is included in the group of prospective candidates. A discussion of diversity in leadership succession can be found on page 28 of this circular.

94	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(c) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target; and (ii) the annual and cumulative progress in achieving the target.	Yes

Our board and executive diversity policy commits to having a board where women and men each represent at least 40% of the board's independent directors. Minimum of 40% female representation on the board achieved in, and maintained, since 2018.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Yes	Of the current 12 directors, 6 (or 50%) are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Eight members (or 57%) of the Fortis executive leadership team are female. The executive leadership team of Fortis, including its major subsidiaries, consists of 17 women (49%).

2026 Management Information Circular	95

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

APPENDIX B
FORTIS INC. BOARD OF DIRECTORS MANDATE

1.0Purpose and authority

1.1

The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board's statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0Definitions

2.1	In this Mandate:
(a)	"Audit Committee" means the audit committee of the Board;
(b)	"Board" means the board of directors of the Corporation;
(c)	"CEO" means the President and Chief Executive Officer of the Corporation;
(d)	"Chair" means the Chair of the Board;
(e)	"Code" means the Code of Conduct of the Corporation, as amended from time to time;
(f)	"Corporation" means Fortis Inc.;
(g)	"Director" means a member of the Board;
(h)	"Governance and Sustainability Committee" means the governance and sustainability committee of the Board;
(i)	"Human Resources Committee" means the human resources committee of the Board;
(j)	"Mandate" means this mandate of the Board; and
(k)	"Shareholders" means the shareholders of the Corporation.

3.0Composition of the board

3.1

The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation's articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2	A majority of the Directors shall be "independent" within the meaning of all applicable laws and stock exchange requirements.
3.3

The Board shall appoint a Director to be Chair, who shall be independent within the meaning of all applicable laws and stock exchange requirements. The Director serving as Chair shall continue as Chair until a successor is appointed, unless such individual resigns, is removed by the Board or otherwise ceases to be a Director. The Board shall make reasonable efforts to rotate the Chair periodically.

4.0Board meetings

4.1	Meetings of the Board shall be called and held in a manner consistent with the Corporation's by-laws; provided, however, that the Board shall meet at least quarterly.
4.2

The Chair shall act as chair of all meetings of the Board at which the Chair attends. Board meetings not attended by the Chair shall be chaired by the chair of the Governance and Sustainability Committee or, in that person's absence, the Directors attending the meeting shall appoint one of their number to act as chair of the meeting.

4.3	Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.
4.4

The Board may invite any of the Corporation's officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

4.5	At each meeting of the Board, the non-management Directors shall meet in camera without any member of management being present (including any Director who is also a member of management).
4.6	If there are any non-management, non-independent Directors, the independent Directors shall meet in camera at the conclusion of each meeting of the Board with only independent Directors present.
4.7	Minutes of all meetings of the Board and committees of the Board shall be prepared and maintained within the minute books of the Corporation.

96	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

5.0Duties and responsibilities of the board

A.	Strategic Planning and Risk Management
5.1	The Board has the responsibility to:
(a)	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business with a view to the sustainability of the Corporation;
(b)	monitor the implementation and effectiveness of the approved strategic and business plans; and
(c)	assist the CEO in identifying the principal business risks of the Corporation and implementing appropriate systems to manage and mitigate such risks, including the Corporation's enterprise risk management program and framework.
B.	Reputation and Culture
5.2	The Board has the responsibility to:
(a)	promote a culture of integrity, ethical leadership, diversity and inclusion, health and safety, and sustainability within the Corporation and among its leadership; and
(b)	oversee management's programs and policies to preserve and enhance the Corporation's culture and reputation.
C.	Management and Human Resources
5.3	The Board has the responsibility to:
(a)	oversee the Corporation's human resources strategy and plans, including its diversity, equity and inclusion policies and practices;
(b)	select, appoint and continuously evaluate, the CEO, and determine the terms of the CEO's employment and compensation;
(c)	oversee the CEO succession plan, including identifying and evaluating potential successors to the CEO;
(d)	in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, developing and evaluating senior management);
(e)	oversee and approve the Corporation's overall compensation philosophy and programs, including short- and long-term compensation, incentive, pension and/or retirement policies and plans, to promote alignment with the Corporation's long-term strategy and interests of Shareholders and other key stakeholders;
(f)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior management, and to establish a culture of integrity, diversity, inclusion and respect throughout the Corporation; and
(g)	oversee the Corporation's adoption, implementation and adherence to policies and practices designed to ensure that the Corporation does not use forced and child labour in its supply chain, and review and approve related disclosures.
D.	Capital, Finances, Controls and Internal Systems
5.4	The Board has the responsibility to:
(a)	oversee and approve the overall capital and financial structure of the Corporation;
(b)	oversee the external and internal audit functions of the Corporation and the integrity of the Corporation's financial statements and financial reporting processes;
(c)	review and approve all material transactions, including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and
(d)	oversee and evaluate the Corporation's internal controls relating to financial and management information systems and disclosure controls and processes.
5.5

The Board shall review the recommendation of the Audit Committee with respect to the annual consolidated financial statements and Management Discussion and Analysis of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

E.	Communications and Stakeholder Relationships
5.6	The Board has the responsibility to:
(a)

adopt communication policies and practices that seek to ensure that effective communications, including timely communication and disclosure required under applicable laws and stock exchange requirements, are established and maintained with employees, Shareholders, the financial community, the media, communities served by the Corporation and other key stakeholders;

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Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

(b)

oversee the strategies and processes related to Board-Shareholder engagement, and establish procedures to receive feedback from stakeholders of the Corporation and deliver communications to the independent Directors as a group; and

(c)

review and approve the Corporation's Management Information Circular, Annual Information Form, Form 40-F, as well as prospectuses and other offering documents, as well as disclosure documents and other reports required under all applicable laws and stock exchange requirements, and annually report to Shareholders on its activities during the preceding year.

5.7

The Board shall receive regular reports from the CEO or other members of senior management concerning the Corporation's investor relations activities and investor feedback and the utility regulatory proceedings that are occurring at the Corporation's subsidiaries.

F.	Sustainability
5.8	The Board has responsibility to:
(a)	oversee and, where appropriate, approve the Corporation's strategies, policies and practices relating to sustainability objectives, including environmental and social matters;
(b)	review management's implementation of appropriate sustainability policies and practices, taking into consideration applicable laws, industry best practices, the Corporation's strategy and other corporate policies and practices, and the interests of Shareholders and other stakeholders; and
(c)	oversee, review and approve the Corporation's sustainability disclosures.
G.	Governance
5.9	The Board has the responsibility to:
(a)

develop and oversee the Corporation's approach to corporate governance issues, principles, practices and disclosure, including managing its own processes to ensure the effectiveness of the Board, its committees and individual Directors;

(b)	establish appropriate procedures to evaluate Director independence standards, manage actual or potential conflicts of interest and ensure the Board functions independently of management;
(c)	develop and monitor policies governing the operation of subsidiaries through the exercise of the Corporation's shareholder positions in such subsidiaries;
(d)

develop and monitor compliance with the Code including the consideration of any waiver proposed to be granted to a Director or member of senior management of the Corporation from complying with the Code and approving or rejecting such waiver as it deems appropriate;

(e)	set expectations and responsibilities of Directors, including attendance at, preparation for, and participation in meetings, as set out at Section 6.0 hereof; and
(f)

oversee the succession planning, orientation and continuing education of members of the Board and its committees and evaluate and review the performance of the Board, its committees and its members to ensure that the Board and its committees are composed of competent members with an appropriate mix of skills and experiences to carry out their respective duties and responsibilities.

5.10

The Board shall establish, maintain and may, subject to applicable laws, delegate oversight over specific matters to the following standing committees (and such other special or ad hoc committees the Board may establish from time to time), each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)	Audit Committee;
(b)	Governance and Sustainability Committee; and
(c)	Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.11	The Board shall establish and maintain, in consultation with the Governance and Sustainability Committee, formal position descriptions for:
(a)	the Chair; and
(b)	the CEO.
5.12	The Board shall review any Shareholder proposal or meeting requisition received by the Corporation, including relating to the nomination of directors, and the Corporation's response thereto.

98	Fortis Inc.

Message to shareholders	Notice of our 2026 annual meeting	1. About the shareholder meeting	2. Governance	3. Executive compensation	4. Other information	Appendices

H.	Cybersecurity, Information Technology (IT) and Operational Technology (OT)
5.13	The Board has responsibility to:
(a)	oversee and, where appropriate, approve the Corporation's strategies and policies relating to the use and protection of its IT and OT infrastructure, including in respect of cybersecurity; and
(b)	review the Corporation's IT and OT risk exposures, including cybersecurity risks, and the measures taken to monitor or mitigate such exposures and ensure that the Corporation report cybersecurity incidents in compliance with applicable laws.

6.0Duties and responsibilities of directors

6.1	In exercising the powers and discharging the responsibilities of a Director, each Director has a statutory obligation to:
(a)	act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).
6.2

Each Director must also comply with all applicable policies of the Corporation, including the Code, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3

Each Director shall devote the necessary time and attention effectively participate in the work of the Board to enable the Board to discharge its duties and responsibilities as set out under this Mandate and the Board Governance Guidelines.

6.4	Each Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.
6.5	In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, each Director shall:
(a)	promptly respond to management requests in respect of availability for proposed meetings;
(b)	thoroughly review the material provided by management in connection with the meeting; and
(c)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone, videoconference or other remote electronic facilities).
6.6	Each Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.
6.7	Each Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0Remuneration of directors

7.1	Directors shall receive such remuneration for their service as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.
7.2

No non-executive Director may earn fees from the Corporation or any of its subsidiaries other than director and committee fees (which fees may include a combination of cash, benefits, deferred share units and common shares or other equity securities of the Corporation). For greater certainty, no non-executive Director shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

8.0Other

8.1	This Mandate shall be posted on the Corporation's corporate website at www.fortisinc.com.
8.2	The Board shall annually review its own effectiveness and performance in accordance with the process established by the Governance and Sustainability Committee.
8.3

The Board and each of its standing committees shall, in its discretion and in the circumstances that it considers appropriate, have authority to retain outside advisors or persons having special expertise at the expense of the Corporation.

8.4

The Board shall review and assess the adequacy of this Mandate periodically and shall make such changes to this Mandate as it considers necessary or appropriate having regard to the recommendation of the Governance and Sustainability Committee.

(Effective January 1, 2025)

2026 Management Information Circular	99

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USER GUIDE - VIRTUAL MEETING

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www.fortisinc.com